The Oncology Institute, Inc.



2024 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-39248

The Oncology Institute, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**84-3562323**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

18000 Studebaker Rd, Suite 800
Cerritos, California 90703
(Address of Principal Executive Offices)

(562) 735-3226
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	TOI	The Nasdaq Stock Market LLC
Warrants to purchase common stock	TOIIW	The Nasdaq Stock Market LLC

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	
Non-accelerated filer	☒	Smaller reporting company	☒	
		Emerging growth company	☒	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of voting stock held by non-affiliates of the Registrant, based on the closing price of $0.46 per shares of the Registrant's common stock as reported by the Nasdaq Capital Market as of June 30, 2024, was approximately $34.9 million.

The registrant had outstanding 75,753,229 shares of common stock as of March 10, 2025.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Form 10-K incorporates by reference information from the registrant's proxy statement for the annual meeting of stockholders expected to be held on May 7, 2025, which will be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after the end of the Registrant's fiscal year ended December 31, 2024.

Table of Contents

INTRODUCTORY NOTE

Unless the context dictates otherwise, references in this Annual Report on Form 10-K to the "Company," "we," "us," "our," and similar words are references to The Oncology Institute, Inc., a Delaware corporation ("TOI"), and its consolidated subsidiaries and affiliated entities, as appropriate, including its consolidated variable interest entities ("VIEs").

Trade names and trademarks of TOI referred to herein, and their respective logos, are our property. This Annual Report on Form 10-K may contain additional trade names and/or trademarks of other companies, which are the property of their respective owners. We do not intend our use or display of other companies' trade names and/or trademarks, if any, to imply an endorsement or sponsorship of us by such companies, or any relationship with any of these companies.

The Centers for Medicare & Medicaid Services ("CMS") have not reviewed any statements contained in this Annual Report on Form 10-K.

FORWARD-LOOKING STATEMENTS

In this Annual Report on Form 10-K, including "*Business"* in Item 1, *"Risk Factors"* in Item 1A, and *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* in Item 7, and the documents incorporated by reference herein, we make forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to expectations for future financial performance, business strategies or expectations for our business. These statements may be preceded by, followed by or include the words "may," "might," "will," "will likely result," "should," "estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "seek," "continue," "target" or similar expressions.

These forward-looking statements are based on information available to us as of the date they were made, and involve a number of risks and uncertainties which may cause them to turn out to be wrong. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward- looking statements. Some factors that could cause actual results to differ include:

- expectations and assumptions about growth rate and market opportunity of TOI;

- our public securities' potential liquidity and trading;

- our ability to raise financing in the future;

- our success in retaining or recruiting, or changes required in, our officers, key employees or directors;

- the impact of the regulatory environment and complexities with compliance related to such environment;

- the outcome of judicial and administrative proceedings to which TOI may become a party or investigations to which TOI may become subject that could interrupt or limit TOI's operations, result in adverse judgments, settlements or fines and create negative publicity;

- failure to continue to meet, or to cure any deficiency, with respect to stock exchange listing standards;

- factors relating to the business, operations and financial performance of TOI, including:

  ◦ the potential short and long-term impact of a re-emergence of COVID-19 variants or any other pandemic, epidemic or similar broad health-related outbreaks;

  ◦ the ability of TOI to maintain an effective system of internal controls over financial reporting;

  ◦ the ability of TOI to grow market share in its existing markets or any new markets it may enter;

  ◦ the ability of TOI to respond to general economic conditions;

  ◦ the ability of TOI to manage its growth effectively;

  ◦ the ability of TOI to achieve and maintain profitability in the future;

  ◦ the ability of TOI to attract new patients;

  ◦ the ability to recognize and react to changes in TOI's clients' preferences, prospects and the competitive conditions prevailing in the healthcare sector;

  ◦ continued reimbursement from third-party payors; and

- other factors detailed under the section titled "Risk Factors" within this Annual Report on Form 10-K.

PART I

Item 1. Business

Overview

Formed in 2007, the business of what is now The Oncology Institute, Inc. ("TOI", the "Company", "we", or "our) and its affiliated professional corporations was created initially as a collection of community oncology practices in southern California, and has evolved to be a national leader in the pursuit of reducing the ever-rising cost of oncology care, while embracing clinical best practices, state-of-the-art technology, and compassionate treatment of patients.

While we continue our original purpose of seeing our patients on a fee-for-service basis for their oncology, hematology, specialty infusion, oral pharmacy needs, as well as enrolling patients in clinical trials, where appropriate, TOI's true mission lies in our differentiated ability to partner with managed care providers and other risk-bearing entities to transfer the risk and patient coordination responsibility of treating cancer in the subset of the population that is experiencing an oncology treatment episode. To do this, we utilize a combination of gain/loss sharing, capitation, and full delegation contracts at the population-level, which allow TOI to control the treatment of oncology patients in an outpatient setting, across both medical oncology (traditional IV-based infusion therapy) and radiation oncology (radiation therapy provided by linear accelerator equipment).

TOI treats patients across 16 markets and 5 states throughout the United States, via our 72 clinics owned by affiliated physicians and staffed with 130 providers (the "TOI PCs"), 14 independently-owned clinics which are contracted with TOI's managed services organization and staffed with 11 providers, as well as our contracted network of independent clinics unaffiliated with TOI in instances where TOI is the fully delegated market manager under a value-based contract.

Through this network, TOI provided care for more than 72,000 patients in 2024 and managed a population of approximately 1.9 million patients under value-based agreements as of December 31, 2024.


385K
Patient visits in 2024
200+
clinical trials since TOI was founded, giving patients cutting edge access
~21K
oral scripts filled in 2024
~77K
unique patient encounters in 2024
33%
reduction in patient total healthcare costs in peer-reviewed study1
130
Oncologists and Mid-levels

(1) Based on study conducted by the American Society of Clinical Oncology and published in the Journal of Oncology Practice in September 2019 titled "Lay Health Worker-Led Cancer Symptom Screening Intervention and the Effect on Patient-Reported Satisfaction, Health Status, Health Care Use, and Total Costs: Results from a Tri-Party Collaboration"

Our Business Lines

Patient Services

Fee for Service

TOI provides medical care on a fee-for service basis for physician services, in-house infusion, radiation, and innovative programs like outpatient blood product transfusions, along with 24/7 patient support. The services TOI provides in its fee for service business are generally covered under commercial and government managed care programs, which are billed retrospectively for care provided in clinics, following a typically small patient co-pay collected at the time of service. We customarily bill for physician and infusion services on a CPT-code basis, and for drugs on a cost-plus basis. We are generally reliant on outside referrals of these fee-for-service patients, who may be in the care of a primary care provider, non-oncology specialist physician, or hospitalist, who then refers the patient upon diagnosis to an oncology provider within TOI. We generate these referrals based on the reputation of our doctors and our platform within the communities we serve, as well as our active and direct referrer education efforts.

Value-based

TOI offers value-based contracts to payors, including managed care organizations and other risk-bearing entities, who are interested in transferring both the risk and responsibility for managing outpatient oncology care to us. These arrangements can take multiple different forms, but typically involve a population-level assignment, where TOI receives 100% share of a patient population and is paid either a fixed amount per member on a regular (typically monthly) schedule, or is paid/recouped a portion of gains/losses at the end of a measurement period. In this way, TOI receives a predictable, recurring payment for oncology care, and generates a profit to the extent the actual cost of oncology care for our contracted patient populations is less than this fixed payment. Generally, we are able to offer fixed payments to payors that represent a discount to the historical oncology cost for these patient populations, while still generating positive profitability for TOI. We do this through active management of clinical pathways and drug formulary, incorporating best clinical practices and recognized quality metrics, using both our affiliated and MSO clinics, as well as negotiating network contracts with third-party providers. TOI's decade-plus of experience efficiently managing oncology populations, intensive clinical interventions, and comprehensive knowledge of therapeutic options across both pharmaceuticals and radiation therapy positions us to effectively manage these contracts in a way that adds value to both our payor partners and patients.

Dispensary

TOI operates specialty and retail pharmacies in all 5 states through which we are capable of filling medication orders that are incidental or coincidental to our patients' oncology care. Often patients undergoing outpatient oncology treatment are receiving a combination of IV-infused, oral, and injectable medications, for oncology treatment as well as other co-occurring conditions, making our populations particularly relevant for pharmacy services on therapeutics that are not provider-administered within the clinic and therefore would typically fall outside of our traditional Patient Services fee for service business. Because of the relationship derived from the repeated visits and close consultation that occurs during treatment for an active oncology episode, our patients develop a relationship to providers in the TOI clinics, as well as a cadence of regular visits. This provides TOI a complementary opportunity to service these patients by ordering and filling oral, IV, and injectable medications that the patients frequently self-administer or have administered inside or outside of TOI's clinics. For these medications, we are typically billing patients pharmacy benefit managers, which are generally incorporated within patients' managed care plans, whether commercial or government. Pharmacy claims are generally billed at the time medication is ordered, along with a customary patient co-pay, which TOI seeks to collect at the time of pickup. Reimbursement for the pharmacy is generally calculated using a wholesale acquisition cost, or WAC-minus basis, which is on average a higher rate than TOI is able to procure the medication from its vendors.

Clinical Trials and Other

Through TOI Clinical Research, LLC ("TCR"), the clinical research arm of our affiliated professional corporations, or TOI PCs, we also provide and manage clinical trial services and research for the benefit of cancer patients, as well as palliative care for patients in the last stages of disease. Many of our services, such as managing clinical trials and palliative care programs, are traditionally accessed through academic and tertiary care settings, while the TOI PCs bring these services to patients in a community setting, by which we mean, providing care in our convenient clinic locations rather than academic or tertiary care settings. Revenue in our clinical trials business is billed to pharmaceutical companies or the contract research organizations engaged by pharmaceutical companies to administer their trials, and paid in arrears based on which individual medical procedures were performed on enrolled patients during the course of the trial.



Medical Oncology Services
- Physician Services
- Infusion Chemotherapy
- Patient Navigator Program
- Financial & Therapy Counseling
- Oral Drug Chemotherapy

Advanced Outpatient Services
- Autologous Stem Cell Transplant
- Clinical Trials

Current Focus Area Under Capitation/Risk

Additional Services
- Radiation Oncology
- Hospice and Palliative Care

Our Mission

As a value-based oncology company, we seek to deliver better quality care while managing costs for patients and payors that we serve. We define value-based care as care that focuses on providing optimal health outcomes and healthcare affordability and a value-based contract as any contract that removes the incentive to drive up cost of care or overutilization, while rewarding better clinical outcomes, cost and quality. We work to accomplish this goal by reducing wasteful, inefficient or futile care that drives up costs but does not improve outcomes. We believe payors and employers are aligned with the value-based model due to its enhanced access, improved outcomes, and lower costs. Patients under our affiliated providers' care can benefit from evidence-based and personalized care plans, gain access to sub-specialized care in convenient community locations, and lower out-of-pocket costs. We believe our affiliated providers enjoy the stability and predictability of a large multi-state practice, are not incentivized or pressured to over-treat when it may be inconsistent with a patient's goals of care and can focus on practicing outstanding evidence-based oncology care.

In contrast to value-based care, we believe much of traditional fee-for-service, or FFS, oncology care is plagued by misaligned incentives that drive up costs and often lower the quality of care. In FFS care, oncologists are reimbursed on a "cost-plus" basis for drugs which in turn are often responsible for the majority of a practice's revenue. This "cost-plus" model may incentivize oncologists to prescribe the most expensive treatments even if lower cost alternatives that are still medically appropriate are available, as well as to continue to utilize chemotherapy in advanced cancer patients who may no longer benefit from such treatment. In these cases, patients and payors not only bear the burden of higher cost of care, but patients may also suffer negative health outcomes including higher rates of emergency room visits and hospitalizations for supportive care needs due to the side effects associated with chemotherapy.

In 2024, we generated more than 46% of our revenue from patients who are covered by value-based contracts. Historically, our value-based contracts have predominately taken the form of capitated contracts. Our capitated contracts remove incentives to drive up costs, and they also have incentives for meeting or exceeding certain quality metrics. In some capitated contracts we are penalized if we fail to meet certain quality metrics. In other capitated contracts, we receive bonuses/rewards if we meet or exceed certain quality metrics. Our value-based contracts could also take on other forms, such as sharing with payors in the cost savings generated for specific medical oncology costs (which we refer to as 'gain-sharing' contracts), along with incentives to meet certain quality metrics. These contracts, despite their modifications on how reimbursement is structured, still meet the definition of value-based care. We and our affiliated providers have contractual relationships with payors serving a variety of patients, including Medicare Advantage ("MA"), Medicaid, and commercial patients. These payors include affiliates of Anthem, CareMore Health, Heritage Provider Network and Optum Care.

In 2024, we continued to evolve the way we structure our value-based arrangements, particularly in areas of the country where there are limits on medical group delegation, or an increased desire from groups to incentivize TOI for cost of care that extends beyond medical oncology and includes elements such as management of acute care utilization and/or management of non-employed oncologists. We believe that these new contracting methodologies are furthering our mission to provide access to world-class oncology care in an affordable manner to underserved populations.

We believe that our position in the market and focus on elevating the state of oncology care with a value-based care model positions our affiliated providers well for future growth. Our technology platform supports this growth and enables the TOI PCs to standardize and deliver consistent value-based care at scale. We believe that our model will support growth into new markets, allow us to continue service more patients across the United States.

Our website is www.theoncologyinstitute.com. The information contained on our website is not a part of this annual report.

Affiliated Physician Practices

Some states have laws that prohibit business entities with non-physician owners from practicing medicine, which are generally referred to as the corporate practice of medicine. States that have corporate practice of medicine laws require only physicians to practice medicine, exercise control over medical decisions or engage in certain arrangements with other physicians, such as fee-splitting. For example, under California's corporate practice of medicine doctrine, physicians and certain licensed professionals cannot be employed by non-professional corporations, except under limited exceptions which do not apply to us. Additionally, all clinical decisions and certain business or management decisions that result in control over a physician's practice of medicine must be made by a licensed physician and not by an unlicensed person or entity. California also prohibits professional fee-splitting arrangements, but management fees based on a percentage of gross revenue or similar arrangement that is commensurate with fair market value of services provided by the management company are generally permissible.

We have entered into a management services agreement with each of the TOI PCs, which are entirely physician owned. Under our management services agreements, we have agreed to serve, on an exclusive basis, as manager and administrator of each TOI PC's non-medical functions and services related to healthcare services and items provided to patients by physicians and other licensed healthcare providers employed by or under contract with a TOI PC. The non-medical functions and services we provide under the management services agreements include practice management services and non-clinical operational assistance for all TOI PC clinic locations, assistance with provider and payor contract negotiations and administration, billing and collection services, financial and accounting services, electronic medical records and practice management technology solutions, assistance in maintaining licensure, permits and other credentialing requirements for the TOI PCs, risk management services, non-clinical personnel services, provider recruitment services and other administrative services required for the day-to-day operations of the clinics and TOI PCs. Our management services agreements with the TOI PCs have 20-year terms, unless terminated upon mutual agreement of the parties or unilaterally by a party following a material breach or commencement of bankruptcy or liquidation events by the other party, or a governmental or judicial termination order against a party. Under the management services agreement, we receive a monthly management fee that is structured as direct reimbursement of all costs incurred plus a percentage of the TOI PC's gross revenue, which is defined as the TOI PC's total revenues payable for all healthcare services and items rendered by the TOI PC, adjusted for bad debt, discounts and payor contract adjustments. In accordance with relevant accounting guidance, each of the TOI PCs is determined to be a variable interest entity, or VIE, of the Company as the Company has the ability, through the management services agreement, to direct the activities (excluding clinical decisions) that most significantly affect the TOI PC's economic performance.

Market Overview

Our business is focused on caring for adult and senior populations with medical oncology and related care needs, including members of MA plans run by private insurance companies on behalf of the Centers for Medicare and Medicaid Services, or CMS, as well as traditional FFS Medicare, Medicaid, other government healthcare programs and commercial insurance populations. One of our primary focuses is on value-based contracts in which we manage the medical oncology care for a population of patients for a pre-determined, population-based capitated payment. Many of the patients that we manage under value-based arrangements are referred to as "capitated" populations, however our affiliated providers also provide care to patients outside of these arrangements under traditional FFS arrangements as well as other types of value-based contract.

As of December 31, 2024, we were active in 16 markets in five states. Across these states, there were approximately 81 million commercial, Medicaid, and MA lives. This population provides us with a substantial opportunity to capture a portion of those lives in both our legacy, existing markets, as well as in our new expansion geographies.

Our Care Model

Since our founding over 15 years ago, we have built a solid track record around our care model for value-based oncology care. Our care model is focused on delivering personalized, evidenced-based care, consistently, and at scale. We seek to deliver better patient outcomes for lower costs, and to care for more of our payors' patient populations.

Our care model is designed to remove physicians' incentives to over-prescribe or prescribe high-cost chemotherapy that is of limited clinical utility to patients, but rather focus on adherence to National Comprehensive Cancer Network ("NCCN")

guidelines and, when possible, choose clinically equivalent but lower-cost therapeutics to benefit patients and our payor partners. We invest in nurse practitioners to help with advanced care planning and palliative care discussions with patients. We give patients the education and tools to make their own decisions about when the right time is to choose palliative care or hospice.


Our Model
Integrated, value-based model focused on quality care at lower cost
Delivered in Community Setting
Vertically Integrated Dispensary and Pharmacy Services
High Value Cancer Care Program
Integration of Palliative Care & Hospice
Proprietary Utilization Management Model
Care Pathways Informed by NCCN Guidelines

While the TOI PCs treat patients under both value-based and FFS contracts, our affiliated providers' approach to care focuses on achieving the best outcomes at the lowest cost, regardless of the reimbursement methodology. We have developed a High Value Cancer Care, or HVCC, program, in which patients are able to access targeted care resources that augment and support their treatment. Our treatment regimens are based on algorithms established by the NCCN and are evidence-based. NCCN is a not-for-profit alliance of 32 leading cancer centers devoted to patient care, research and education (not including TOI). NCCN focuses on improving cancer care through the input of clinical thought leaders at its member organizations. NCCN publishes guidelines developed from evidence- based medicine to ensure that all cancer patients receive preventative, diagnostic, treatment, and supportive services that are most likely to lead to optimal outcomes. The NCCN guidelines are widely recognized as the standard for clinical care in medical oncology, and the intent of the guidelines is to assist in clinical decision making. Our affiliated providers strive to ensure that clinical pathways in our electronic health records system, as well as recommendations on use of chemotherapy and supportive care medications are consistent with NCCN guidelines to ensure patients receive the best clinical care based on their individual disease and comorbidities. Moreover, the TOI PCs operate physician dispensaries that allow our affiliated providers to prescribe and dispense oral oncolytics and related medications to patients, alongside chemotherapy infusion and injections. This provides patients with holistic and convenient access to the most appropriate treatment pathways, all in a community setting. According to a study conducted by researchers at Stanford University on the TOI PCs' patients in 2019 who were enrolled in our HVCC program, we saw improvements in several key metrics, including:


Highly Effective in Delivering Quality, Value Based Oncology Care Outcomes
30%
Lower Inpatient Admissions
> 25%
Lower Median Total Healthcare Costs from Diagnosis to Death
14%
Improvement in Patient Satisfaction
40%
Fewer Acute Care Facility Deaths
75%
Fewer Emergency Department Visits in the Last Month of Life

Overall, the study demonstrated greater than 25% lower median total healthcare costs from diagnosis to death. We are continuously improving and innovating our care model, using the clinical data from the HVCC program to develop evidence-based care and treatment protocols for all patients.



Introduction of Care Team, Ongoing Measurement Protocols
EASW(1) and PHQ(2) 9M performed at beginning of program, and repeated periodically
Program Enrollment
All patients with newly diagnosed cancer are enrolled
HVCC Enrollment and program Design Protocol
Rapid Response Symptom Control
24/7 Health Care Coach to reduce Emergency Department visits and hospitalizations uses Algorithm driven action pion for nausea / vomiting, constipation, diarrhea, dyspnea and pain
Data Ingestion and Care Plan Iteration
Data collected on patient symptoms, clinical outcomes, and referral patterns at every step
Used to optimize care pathways, creating an "iterative loop" of improvement
Post Acute / External Referral Management
Physicians and Advanced Practitioner actively manage supportive core referrals to improve quality of core and reduce costs

Our Value Proposition and Differentiated Care Model

Our managed clinics primarily serve adult and senior cancer patients in markets that have MA plans and primary care medical groups reimbursed on a capitated basis. Our affiliated providers provide these services primarily through employed providers who are responsible for patient care. We intend to leverage our long-established, strong relationships with payors to continue to build out our network and increase access to cancer patients in adjacent markets, while at the same time, decreasing oncology care costs for both patients and payors. Through the TOI PCs, we seek to provide high quality and lower cost care delivery through the following capabilities:

- recruiting process focused on selecting physicians that want to practice evidence-based medicine;
- technology-enabled care pathways ensuring adherence to evidence-based clinical protocols;
- strong clinical culture and physician oversight;
- care management to prevent unnecessary hospitalizations;
- care delivered in community clinics vs. hospital setting;
- clinically appropriate integration of palliative care and hospice aligned with patients' goals of care;
- access to clinical trials providing cutting-edge treatment options at low or no cost to patients or payors; and
- appropriate provider training on clinical documentation to ensure proper risk adjustment and reimbursement for complex patients.

We strive to add value by consistently performing these activities effectively. The goal is a lower cost of care for the same or better clinical outcomes while providing a superior patient experience.

Patient Experience

We believe our patient-centric focus facilitates high levels of patient satisfaction and supports our care delivery model while strengthening payor relationships. We employ a continuous feedback mechanism to ensure superior patient experience and satisfaction among our affiliated physicians and advanced practice providers.

Based on the latest 3,500+ Google reviews we have an average patient rating of 4.6 out of 5 stars.

Growth Strategy and Opportunities

Our footprint as of December 31, 2024 spanned five states and is growing rapidly.

	California	Arizona	Nevada	Florida	Oregon
Markets	7	1	1	5	2
Managed and Affiliated Clinics[1]	63	4	3	14	2
Providers	101	5	3	20	2

[1] 72 clinics operated under the TOI PCs, whereby we receive a percentage of revenues under our management services agreements, or MSAs and are consolidated; and 14 independent oncology practice locations that are under MSAs for limited management and administrative services but do not bear any direct operating costs.

We anticipate adding more TOI PC clinics and other managed practices in the future across our markets through acquisitions and through de novo clinic builds, and we are in constant discussion with payors and providers to enter new markets. We continually seek to evaluate our growth strategy and may continue to modify it in the future, and there can be no assurance that we will be able to successfully capitalize on growth strategies.

Our go-to-market strategy focuses on both payors and providers. This blend is important given the increasing penetration of non-traditional payors, such as Oscar and Bright HealthCare, and primary care risk models such as Agilon health and ChenMed LLC.

We believe that our existing payor relationships provide us leads on opportunities to enter new markets, and we often receive outreach from new management services organizations, health plans and risk bearing organizations. When evaluating a new market, we consider three primary factors:

1. the penetration and growth of Medicare Advantage and other value-based reimbursement models;

2. the presence of value-based primary care groups with whom we can partner to generate referrals and manage outcomes; and

3. how well oncology spend is currently managed in that market.

We believe that new markets we are focused on meet all of the above criteria and could provide us with significant opportunity to create value for patients, providers and payors.

We have multiple strategies we believe can achieve long term growth.

- **Existing Market Contract Growth:** Continue driving covered lives growth. Significant growth potential in existing markets can be achieved through expanding the scope of our services with existing partners and securing new contracts with new payors and independent practices. The addition of new de novo clinics and affiliated providers can drive additional growth. By continuing to build regional density in existing markets, we also have an opportunity to achieve efficiencies with increased scale.

- **New Market Contract Growth:** Our replicable operating model enables quick scaling in new markets. Oncology continues to be a key focus area for payors and providers, who are highly supportive of our entry into new markets. Our high priority markets have attractive market dynamics due to the high cost of oncology care in these geographies, the prevalence of risk-bearing organizations, and the presence of national payor partners with whom we collaborate in existing markets. Our initial approach to value-based contracting in new markets is likely to be in the form of gain- sharing contracts These new contracts, which will enable us to work with payors and risk-taking providers as they continue their shift to value-based care, are likely to produce lower revenue and profitability in the initial period as compared to full capitation. Once payors and risk-bearing providers in these new markets become comfortable with our ability to generate savings and better outcomes, we believe these contracts are likely to shift to capitation.

- **M&A Opportunities**: Leveraging our existing pipeline and mergers and acquisition expertise can help us facilitate growth in both existing and new markets, allowing us to rapidly establish market presence. Once on-boarded, we can transition the affiliated practice to our value-based model, as well as expand and enhance the scope of services provided to patients by the affiliated practice, such as adding dispensary operations, managing clinical trials and access to our broad purchasing contracts. Independent oncologists continue to face a multitude of challenges and our acquisition model offers a path for these oncologists to continue to practice in their community without the burdens of business building or administration, while at the same time working alongside a dynamic and growing organization at the forefront of value-based care. We look for acquisition targets where the practice is philosophically aligned with us in driving the shift to value-based care.

- **Service Expansion:** We can broaden scope and diversify service offerings, including ancillary and adjacent services focused on patient care and innovation and providing access to new oncology treatments being investigated in clinical trials that our affiliated practices manage. We have the potential to scale significantly faster with additional capital via

new oncologist on-boarding and training, further technology investments, investments in ancillaries, and strategic acquisitions. In Q4 2023, we opened our California-based pharmacy for specialty medication fills.

Contracting Overview

At a time when many FFS healthcare organizations have been struggling due to the decrease in service volumes, our value-based capitation payments have allowed us to maintain our level of member care and prioritize member safety by incentivizing the provision of care in the most appropriate setting.

We have focused our business on capitation arrangements and other types of value-based contracts, which we believe align provider incentives with both quality and efficiency of care. Under capitation arrangements, payors pay a fixed per member per month, or PMPM, amount for every plan member within a population assigned to us for oncology care.

Our affiliated providers are responsible for managing oncology care for this population based on a scope of medical services and drugs agreed upon by both parties. The PMPM rates for our capitation arrangements are determined based on our analysis of historical patient data and agreements with contractual partners. In new markets, this may require the TOI PCs to contract with both the health insurance company and their risk-bearing provider organization in order to service these members.

In addition to capitation-based arrangements, we continue to explore several other forms of value-based arrangements. Although many of these arrangements continue to be based on a FFS-based methodology, our affiliated providers are eligible to earn additional bonuses based on their ability to achieve oncology specific clinical and other quality of care based benchmarks. While these alternative value-based arrangements may not produce as much initial revenue on a PMPM basis as capitation, we believe this flexibility in contracting models will allow us to speed our expansion into new markets while preserving the value-based economics that are critical for our business' growth and success.

Payor Relationships

Our ability to consistently attract patients across multiple geographic markets depends on our ability to contract with payors in each market. Depending on the market, payors can be delegated medical groups who are taking risk or insurance companies themselves. By opening clinics in locations where the TOI PCs currently manage the oncology care for a large number of insured Medicare, commercial and Medicaid members, we believe we are creating net benefits for payors, as our affiliated providers are able to reduce unnecessary costs and improve patient care and experience. This also allows us to benefit from the value-based offerings already established by payors in the market, therefore not requiring us to single-handedly drive patient growth. Some of the biggest and most respected names in healthcare contract with the TOI PCs to provide oncology care to their members, including Anthem, CareMore Health, Heritage Provider Network and Optum Care. More than half of our revenue in 2024 was generated from value-based contracts where payors have made our affiliated providers their preferred or exclusive oncology group.

While our relationships with payors are long-standing, we believe we have limited concentration risk as our largest customer by revenue in 2024 represented approximately 16% of our patient services revenue.

Provider and Clinic Capacity Growth

Our primary driver for growth in provider and clinic capacity is to create network adequacy to service members from payors with whom we have capitated or other value-based arrangements. For each market we currently operate in or are considering entering, we do a detailed assessment of the existing market landscape and determine the optimal approach to create the capacity we need given our payor relationships and pipeline of contracts. We can achieve capacity growth through multiple avenues, including practice acquisitions and de novo clinics. Practice acquisitions offer an opportunity to gain scale and market presence rapidly, while de novo clinics allow us to build out our network in a highly capital efficient manner. We believe both approaches can work in tandem to achieve optimal scale, network presence and speed to market. In addition, we have an active recruitment pipeline for providers to join our network and help us both manage patient load and grow the patient base.

We believe we have built a robust and data-driven approach to acquisitions, with a dedicated team to identify, assess and integrate physician practices into our network, and a strong pipeline of targets in both existing and new markets. We have invested in resources to continually add to our pipeline.

Clinic Structure, Staffing and Network Design

We have a standard clinic design and approach to staffing that has been refined over many years. Managed clinics typically range from 2,000 to 3,000 square feet with 3-4 providers (physicians and advanced practice providers) per clinic. We have flexibility around clinic size to allow us to establish smaller clinics and part time staffing in areas where needed to ensure the

TOI PCs can meet network adequacy under existing payor contracts. We group our managed clinics in a similar geographic area into pods, with multiple pods in each market. We have operations teams managing our markets and pods allowing us to drive performance and scale efficiently.

Competition

The U.S. healthcare industry is generally highly competitive. We compete with large and medium-sized local and national providers of cancer care services, such as health system affiliated practices, for, among other things, contracts with payors, recruitment of physicians and other medical and non-medical personnel and patients. The closest competitors are traditional oncology physician practices, such as American Oncology Network, Inc., Florida Cancer Specialists & Research Institute, LLC, U.S. Oncology Network, Inc., and OneOncology, Inc. These organizations are predominantly reimbursed via FFS contracts, which we believe can often lead to over utilization of treatments that may be medically appropriate but often results in higher costs. Secondary competitors may include specialty benefit managers. These include companies such as AIM Specialty Health, eviCore Healthcare, Magellan Health, New Century Health, OneOncology, Inc., Thyme Care, and OncoHealth. These benefit managers seek to change provider behavior by reviewing and authorizing treatment requests. The benefit manager model can produce incremental improvement in utilization, but the benefit managers are often unable to achieve results comparable to managed healthcare practices like ours. Furthermore, the benefit manager model frequently results in an antagonistic relationship with physicians who are operating in a traditional FFS-based practice. We distinguish ourselves from other managed oncology practices and specialty benefit managers in our ability to align incentives across the care continuum, including physicians and payors in delivering high quality care at lower costs, and we believe there are currently no other value-based oncology management companies of meaningful scale in the U.S.

We believe the principal competitive factors for serving the healthcare market for Medicare beneficiaries include: patient experience, quality of care, health outcomes, total cost of care, brand identity and trust in that brand. We believe we compete favorably on all these factors.

Government Regulation

Regulatory Licensing, Accreditation and Certification

Many states, including California, require regulatory approval, including licensure, accreditation and certification before establishing certain types of clinics offering certain professional and ancillary services, including the services we offer. The operations of our managed clinics are subject to extensive federal, state and local regulation relating to, among other things, the adequacy of medical care, equipment, personnel, operating policies and procedures, dispensing of prescription drugs, fire prevention, rate-setting and compliance with building codes and environmental protection. Our ability to operate profitably will depend in part on the ability of our managed clinics and doctors to obtain and maintain all necessary licenses, accreditation and other approvals, and maintain updates to their enrollment in the Medicare and Medicaid programs, including the addition of new clinic locations, providers and other enrollment information. In addition, certain ancillary services such as the provision of diagnostic laboratory testing require additional state and federal licensure and regulatory oversight, including oversight by CMS, under Clinical Laboratory Improvement Amendments of 1988, which requires all clinical laboratories to meet certain quality assurance, quality control and personnel standards, and comparable state laboratory licensing authorities, including for example, the California Department of Public Health. Our pharmacy and dispensary operations must also comply with applicable laws. Sanctions for failure to comply with applicable state and federal licensing, accreditation, certification and other regulatory requirements include suspension, revocation or limitation of the applicable authorization, significant fines and penalties and/or an inability to receive reimbursement from government healthcare programs and other third-party payors.

State Corporate Practice of Medicine and Fee-Splitting Laws

Our arrangements with the TOI PCs are subject to various state laws, including California, commonly referred to as corporate practice of medicine and fee-splitting laws, which are intended to prevent unlicensed persons from interfering with or influencing the physician's professional judgment, and prohibiting the sharing of professional service fees with non-professional or business interests. These laws vary from state to state and are subject to broad interpretation and enforcement by state regulators. A determination of non-compliance against us and/or the TOI PCs could lead to adverse judicial or administrative action, civil or criminal penalties, receipt of cease and desist orders from state regulators, loss of provider licenses, and/or restructuring of these arrangements.

Healthcare Fraud and Abuse Laws

We are subject to a number of federal and state healthcare regulatory laws that restrict certain business practices in the healthcare industry. These laws include, but are not limited to, federal and state anti- kickback, false claims, self-referral and other healthcare fraud and abuse laws.

The federal Anti-Kickback Statute, or AKS, prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, in cash or kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. The AKS includes statutory exceptions and regulatory safe harbors that protect certain arrangements. The AKS safe harbors for value-based arrangements require, among other things, that the arrangement does not induce a person or entity to reduce or limit medically necessary items or services furnished to any patient. Failure to meet the requirements of the safe harbor, however, does not render an arrangement illegal. Rather, the government may evaluate such arrangements on a case-by-case basis, taking into account all facts and circumstances, including the parties' intent and the arrangement's potential for abuse, and may be subject to greater scrutiny by enforcement agencies.

The Stark Law prohibits a physician who has a financial relationship, or who has an immediate family member who has a financial relationship, with entities providing Designated Health Services, or DHS, from referring Medicare and Medicaid patients to such entities for the furnishing of DHS, unless an exception applies. The Stark Law also prohibits the entity from billing for any such prohibited referral. Unlike the AKS, the Stark Law is violated if the financial arrangement does not meet an applicable exception, regardless of any intent by the parties to induce or reward referrals or the reasons for the financial relationship and the referral.

The Federal False Claims Act, or FCA, prohibits a person from knowingly presenting, or caused to be presented, a false or fraudulent request for payment from the federal government, or from making a false statement or using a false record to have a claim approved. The FCA further provides that a lawsuit thereunder may be initiated in the name of the United States by an individual, a "whistleblower," who is an original source of the allegations. Moreover, the government may assert that a claim including items and services resulting from a violation of the AKS or the Stark Law constitutes a false or fraudulent claim for purposes of the civil False Claims Act. Penalties for a violation of the FCA include fines for each false claim, plus up to three times the amount of damages caused by each false claim.

Further, the Civil Monetary Penalties Statute authorizes the imposition of civil monetary penalties, assessments and exclusion against an individual or entity based on a variety of prohibited conduct, including, but not limited to offering remuneration to a federal health care program beneficiary that the individual or entity knows or should know is likely to influence the beneficiary to order or receive health care items or services from a particular provider.

Health Insurance Portability and Accountability Act of 1996 ("HIPAA") also established federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the AKS, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Several states in which we operate have also adopted similar fraud and abuse laws as described above. The scope of these laws and the interpretations of them vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. Some state fraud and abuse laws apply to items or services reimbursed by any payor, including patients and commercial insurers, not just those reimbursed by a federally funded healthcare program, including California's anti-kickback statutes and the Physician Ownership and Referral Act of 1993.

Violation of any of these laws or any other governmental regulations that apply may result in significant penalties, including, without limitation, administrative civil and criminal penalties, damages, disgorgement, fines, additional reporting requirements and compliance oversight obligations, contractual damages, the curtailment or restructuring of operations, exclusion from participation in governmental healthcare programs and/ or imprisonment.

Healthcare Reform

In the United States, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system, many of which are intended to contain or reduce healthcare costs. By way of example, in the United States, the Affordable Care Act ("ACA"), substantially changed the way healthcare is financed by both governmental and private insurers. Since its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court's decision, President Biden issued an executive order initiating a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare. It is unclear how other

healthcare reform measures of the Biden administration or other efforts, if any, to challenge, repeal or replace the ACA will impact the ACA or our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022 and a 1% payment reduction from April 1, 2022 to June 30, 2022, unless additional Congressional action is taken. In addition, on January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

CMS, through the Centers for Medicare and Medicaid Innovation, or CMMI, has implemented or has announced plans to implement numerous demonstration models designed to test value-based reimbursement models, some of which are specifically focused on oncology services. For example, in 2016, CMS initiated the Oncology Care Model demonstration, which continued throughout 2023, and provides participating physician practices, including the TOI PCs that participate in this program, with performance-based financial incentives that aim to manage or reduce Medicare costs without negatively affecting the efficacy of care. In late 2019, CMS issued a request for information on the Oncology Care First model, a new voluntary model that, if implemented, would build on the Oncology Care Model. More recently, CMMI has announced plans to implement the Radiation Oncology Model, which would require radiotherapy providers in certain regions to participate in a prospective, episode-based payments model where payment is based on a patient's diagnosis as opposed to the traditional volume-based FFS payment model. Although the Radiation Oncology Model was originally intended to begin on January 1, 2022, recent legislation delayed its implementation until July 1, 2023 and therefore, the impact of this new model has yet to determined. There likely will continue to be regulatory proposals directed at containing or lowering the cost of healthcare. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue or attain growth, any of which could have a material impact on our business.

Further, healthcare providers and industry participants are also subject to a growing number of requirements intended to promote the interoperability and exchange of patient health information. For example, on April 5, 2021, healthcare providers and certain other entities became subject to information blocking restrictions pursuant to the Cures Act that prohibit practices that are likely to interfere with the access, exchange or use of electronic health information ("EHI"), except as required by law or specified by HHS as a reasonable and necessary activity.

Violations may result in penalties or other disincentives. It is unclear at this time what the costs of compliance with the new rules will be, and what additional risks there may be to our business.

Federal and State Insurance and Managed Care Laws

Regulation of downstream risk-sharing arrangements, including, but not limited to, global risk and other value-based arrangements, varies significantly from state to state. Some states require downstream entities and Risk Bearing Organization ("RBOs") to obtain an insurance license, a certificate of authority, or an equivalent authorization, in order to participate in downstream risk-sharing arrangements with payors. In some states, statutes, regulations and/or formal guidance explicitly address whether and in what manner the state regulates the transfer of risk by a payor to a downstream entity. However, the majority of states do not explicitly address the issue, and in such states, regulators may nonetheless interpret statutes and regulations to regulate such activity. If downstream risk-sharing arrangements are not regulated directly in a particular state, the state regulatory agency may nonetheless require oversight by the licensed payor as the party to such a downstream risk-sharing arrangement. Such oversight is accomplished via contract and may include the imposition of reserve requirements, as well as reporting obligations. Further, state regulatory stances regarding downstream risk-sharing arrangements can change rapidly and codified provisions may not keep pace with evolving risk-sharing mechanisms and other new value-based reimbursement models. Certain of the states where we currently operate or may choose to operate in the future regulate the operations and financial condition of RBOs like us and our affiliated providers. These regulations can include capital requirements, licensing or certification, governance controls and other similar matters. While these regulations have not had a material impact on our business to date, as we continue to expand, these rules may require additional resources and capitalization and add complexity to our business.

Privacy and Security

Numerous state, federal and foreign laws, including consumer protection laws and regulations, govern the collection, dissemination, use, access to, confidentiality and security of personal information, including health-related information. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws, including HIPAA, and federal and state consumer protection laws and regulations (e.g., Section 5 of

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the Federal Trade Commission ["FTC"] Act), that govern the collection, use, disclosure, and protection of health-related and other personal information could apply to our operations or the operations of the TOI PCs.

In addition, certain state laws, such as the California Consumer Privacy Act, or the CCPA and the California Privacy Rights Act of 2020, or the CPRA, govern the privacy and security of personal information, including health-related information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

Intellectual Property

At present, we own no material intellectual property.

Insurance

We maintain insurance, excess coverage, or reinsurance for property and general liability, professional liability, directors' and officers' liability, workers' compensation, cybersecurity and other coverage in amounts and on terms deemed adequate by management, based on our actual claims experience and expectations for future claims. Future claims could, however, exceed our applicable insurance coverage.

Employees and Human Capital Resources

As of December 31, 2024, we and TOI PCs collectively had approximately 825 employees, including approximately 119 oncologists and advanced practice providers. We consider our relationship with our employees to be good. None of our employees are represented by a labor union or party to a collective bargaining agreement.

Our goal is to provide top quality oncology care to our patients, and we view our human capital-related initiatives as essential to continuing to reach that goal. Such initiatives include: (i) implementing a robust talent acquisition approach, including through competitive pay and benefits, (ii) implementing programs to promote diversity and foster a sense of connection and community throughout our company, (iii) offering an array of opportunities for learning and development opportunities, and (iv) conducting annual employee engagement surveys and developing action plans based on the survey outcomes.

Availability of Information

We were originally incorporated in Delaware on November 19, 2019 as a special purpose acquisition company (f/k/a DFP Healthcare Acquisition Corp.). In November 2021, we consummated our business combination with TOI Parent, Inc. (the "Business Combination"). In connection with the closing of the Business Combination, TOI Parent, Inc. became our wholly owned subsidiary and we changed our name to The Oncology Institute, Inc. We file or furnish annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934 (as amended, the "Exchange Act"). The SEC maintains an internet website at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including us, that file electronically with the SEC.

We also make available free of charge through our website, https://investors.theoncologyinstitute.com/, electronic copies of certain documents that we file with the SEC, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information on our website or any other website is not incorporated by reference into, and does not constitute a part of, this Annual Report.

Item 1A. Risk Factors

We operate in a rapidly changing environment that involves a number of risks. Our operations and financial results are subject to various risks and uncertainties including those described below. You should consider carefully the risks and uncertainties described below, in addition to other information contained in this Annual Report on Form 10-K, including our consolidated financial statements and related notes, as well as our other public filings with the Securities and Exchange Commission. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our

business. If any of the following risks or others not specified below materialize, our business, financial condition and results of operations could be materially adversely affected. In that case, the trading price of our common stock could decline.

SUMMARY RISK FACTORS

The following is a summary of select risks and uncertainties that could materially adversely affect The Oncology Institute, Inc. ("TOI", "we", or "our") and its business, financial condition and results of operations. You should read this summary together with the full and complete discussion of risk factors contained below:

- Our growth strategy depends on our ability to build or acquire clinics to service our contracts and treat our patients.
- We have experienced, and may continue to experience, rapid growth and organizational change, which has placed, and may continue to place, significant demands on our management and our operational and financial resources.
- We have a history of net losses, we anticipate increasing expenses in the future, and we may not be able to achieve or maintain profitability.
- A pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide, including the re-emergence of the COVID-19 pandemic, could adversely affect our business.
- Our services are concentrated in certain geographic areas and populations exposing us to unfavorable changes in local benefit costs, reimbursement rates, competition and economic conditions.
- If we are unable to attract new patients, our revenue growth will be adversely affected.
- We primarily depend on reimbursement from third-party payors, as well as payments by individuals, which could lead to delays, denials, or uncertainties in the reimbursement process.
- With many of our value-based agreements, our consolidating professional corporations ("TOI PCs") assume the risk that the cost of providing services will exceed our compensation. As oncology costs rise, if we do not accurately predict the cost to deliver care, some of the TOI PCs' value-based agreements could become less profitable, or unprofitable.
- There are significant risks associated with estimating the amount of revenue that is recognized under TOI PCs' risk agreements with health plans, and if our estimates of revenue are materially inaccurate, it could impact the timing and the amount of our revenue recognition or have a material adverse effect on our business, results of operations, financial condition and cash flows.
- A significant portion of our consolidated Patient Services revenue is derived from a limited number of health insurance, Independent Practice Associations, or IPAs and medical group companies. Those payors could take action to remove, exclude, delay, or otherwise prevent the inclusion of the TOI PCs in their provider networks.
- A significant portion of sales are from prescription drug sales reimbursed by a number of pharmacy benefit management companies with which TOI PCs contract. Those pharmacy benefit management companies could take action to remove, exclude, delay or otherwise prevent the inclusion of the TOI PCs in their provider networks.
- Reductions in Medicare reimbursement rates or changes in the rules governing the Medicare program could have a material adverse effect on our financial condition and results of operations.
- We cannot predict the effect that health care reform and other changes in government programs may have on our business, financial condition or results of operations.
- Inflation can adversely affect us by increasing the costs of drugs, clinical trials and research, administration and other costs of doing business.
- The transition from volume to value-based reimbursement models may have a material adverse effect on our operations.
- Changes in the payor mix of patients and potential decreases in reimbursement rates as a result of consolidation among our customers could adversely affect our revenues and results of operations.
- We face significant competition from other healthcare services providers. Our failure to adequately compete could adversely affect our business.
- Competition for physicians and clinical personnel, including nurses, shortages of qualified personnel or other factors could increase our labor costs and adversely affect our revenue, growth rate, profitability and cash flows.
- Because competition for qualified personnel is intense, we may not be able to attract and retain the highly skilled employees we need to execute our business strategies and growth plans.
- If we are unable to provide consistently high quality of care, our business will be adversely impacted.
- If certain of our suppliers do not meet our needs, if there are material price increases on supplies, if we are not reimbursed or adequately reimbursed for drugs we purchase or if we are unable to effectively access new technology or superior products, it could negatively impact our ability to effectively provide the services we offer and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

- We depend on our information technology systems, and those of our third-party vendors, contractors and consultants, and any failure or significant disruptions of these systems, security breaches or loss of data could materially adversely affect our business, financial condition and results of operations.
- We may be subject to legal proceedings and litigation, including intellectual property and privacy disputes, which are costly to defend and could materially harm our business and results of operations.
- Some jurisdictions preclude the TOI PCs from entering into non-compete agreements with our physicians, and other non-compete agreements and restrictive covenants applicable to certain physicians and other clinical employees may not be enforceable.
- Current and future acquisitions may use significant resources, may be unsuccessful, and could expose us to unforeseen liabilities.
- We conduct some clinical trials in contract with TOI Clinical Research, LLC ("TCR"). If we fail to perform our clinical trial services in accordance with contractual requirements, government regulations and ethical considerations, we could be subject to significant costs or liability and our reputation could be adversely affected.
- We are dependent on our relationships with the TOI PCs, which are affiliated professional entities that we do not own, to provide healthcare services, and our business would be harmed if those relationships were disrupted or if our arrangements with the TOI PCs become subject to legal challenges.
- Our managed clinics and the TOI PCs providing professional services at such clinics may become subject to medical liability claims, which could have a material adverse impact on our business.
- If there is a change in accounting standards by the Financial Accounting Standards Board or the interpretation thereof affecting consolidation of entities, it could have a material adverse effect on our consolidation of total revenues derived from the TOI PCs.
- Our managed clinics and the TOI PCs may be subject to third-party payor audits, which, if adversely determined against us or the TOI PCs, may have a material effect on our results of operations and financial condition.
- We are subject to extensive fraud, waste, and abuse laws that may give rise to federal and state audits, investigations, lawsuits and claims against us, the outcome of which may have a material adverse effect on our business.
- If any of our managed clinics or TOI PCs lose their regulatory licenses, permits and/or accreditation status, or become ineligible to receive reimbursement under Medicare or Medicaid or other third-party payors, there may be a material adverse effect on our business, financial conditions, cash flows or results of operations.
- If we or the TOI PCs fail to comply with applicable data interoperability and information blocking rules, our consolidated results of operations could be adversely affected.
- Actual or perceived failures to comply with applicable data protection, privacy and security, advertising and consumer protection laws, regulations, standards and other requirements could adversely affect our business, financial condition and results of operations.
- We and our TOI PCs are subject to federal, state and local laws and regulations that govern our business.
- We may not be able to utilize a portion of our net operating loss carry forwards ("NOLs") to offset future taxable income for U.S. federal income tax purposes, which could adversely affect our net income and cash flows.
- Future changes to applicable tax laws and regulations and/or their interpretations may have an adverse effect on our business, financial condition and results of operations. Tax rules and regulations are subject to interpretation and require judgment by us that may be successfully challenged by the applicable taxation authorities upon audit, which could result in additional tax liabilities.
- There can be no assurance that we maintain our listing on Nasdaq.

Risks Related to Our Business

Our growth strategy depends on our ability to build or acquire new TOI PC clinics to service our contracts and treat our patients.

Our business strategy is to grow rapidly by expanding our network of oncology care clinics and is significantly dependent our ability to open new TOI PC clinics in our existing markets, expand into new geographical locations through existing TOI PCs or affiliating with new professional entities that would become a TOI PC, recruit new patients and partner or contract with payors, existing medical practices or other healthcare providers to provide oncology care services. We seek growth opportunities both organically and through TOI PCs' agreements with payors or other oncology care providers. Our ability to grow organically depends upon a number of factors, including our affiliated providers obtaining referrals for cancer patient care services, the TOI PCs entering into contracts with additional payors, identifying appropriate facilities, obtaining leases, completing internal build-outs of new facilities within proposed timelines and budgets and hiring care teams and other

employees. We cannot guarantee that we will be successful in pursuing our growth strategy. If we fail to evaluate and execute new business opportunities properly, we may not achieve anticipated benefits and may incur increased costs.

Our growth strategy involves a number of risks and uncertainties, including that:

- the TOI PCs may not be able to successfully enter into contracts with local payors on terms favorable to us or at all. In addition, the TOI PCs compete for payor relationships with other healthcare organizations, some of whom may have greater resources than we do. This competition may intensify due to the ongoing consolidation in the healthcare industry, which may increase our costs to pursue such opportunities;

- through the TOI PCs, we may not be able to recruit or retain a sufficient number of new patients to execute our growth strategy, and we may incur substantial costs to recruit new patients and we may be unable to recruit a sufficient number of new patients to offset those costs;

- the TOI PCs may not be able to hire sufficient numbers of physicians and other staff and may fail to integrate our employees, particularly our medical personnel, into our care model;

- future value-based contracts may not be as favorable as current capitation contracts;

- when expanding our business into new states, we may be required to comply with laws and regulations that may differ from states in which we currently operate; and

- depending upon the nature of the local market, we may not be able to implement our business model in every local market that we enter, which could negatively impact our revenues and financial condition.

There can be no assurance that we will be able to successfully capitalize on growth opportunities, which may negatively impact our business model, revenues, results of operations and financial condition.

We have experienced, and may continue to experience, rapid growth and organizational change, which has placed, and may continue to place, significant demands on our management and our operational and financial resources.

Our organizational structure may become more complex as we improve our operational, financial and management controls, as well as our reporting systems and procedures. We may require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas. We must effectively increase our headcount and continue to effectively train and manage our employees. We will be unable to manage our business effectively if we are unable to alleviate the strain on resources caused by growth in a timely and successful manner. If we fail to effectively manage our anticipated growth and change, the quality of our services may suffer, which could negatively affect our brand and reputation and harm our ability to attract and retain patients and employees.

In addition, as we expand our business, it is important that we continue to maintain a high level of patient service and satisfaction. As our patient base continues to grow, through the TOI PCs, we will need to expand our medical, patient services and other personnel, and our network of partners, to provide personalized patient service. If we are not able to continue to provide high quality medical care with high levels of patient satisfaction, our reputation, as well as our business, results of operations and financial condition could be adversely affected.

We have a history of net losses, we anticipate increasing expenses in the future, and we may not be able to achieve or maintain profitability.

We incurred a net loss of $64,663,000 in 2024, and a loss from operations in 2024. We expect our losses will continue as we expect to invest heavily in increasing our patient base, expanding our operations, and operating as a public company. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. To date, we have financed our operations principally from the sale of our equity, revenue from our patient services and the incurrence of indebtedness. We may not generate positive cash flow from operations or profitability in any given period, and our limited operating history may make it difficult for you to evaluate our current business and our future prospects.

We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including increasing expenses as we continue to grow our business. We expect our operating expenses to increase significantly over the next several years as we continue to hire additional personnel, expand our operations and infrastructure, and continue to expand to reach more patients. In addition to the expected costs to grow our business, we also expect to incur additional legal, accounting and other expenses as a public company. These investments may be more costly than we expect, and if we do not achieve the benefits anticipated from these investments, or if the realization of these benefits is delayed, they may not result in increased revenue or growth in our business. If our growth rate were to decline

significantly or become negative, it could adversely affect our financial condition and results of operations. If we are not able to achieve or maintain positive cash flow in the long term, we may require additional financing, which may not be available on favorable terms or at all and/or which would be dilutive to our stockholders. If we are unable to successfully address these risks and challenges as we encounter them, our business, results of operations and financial condition would be adversely affected. Our failure to achieve or maintain profitability could negatively impact the value of our Common Stock.

A pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide, including the re-emergence of the COVID-19 pandemic, could adversely affect our business.

A pandemic, epidemic or outbreak of an infectious disease, including the re-emergence of the COVID-19 pandemic, that occurs in the United States or worldwide, may adversely affect our business.

Adverse market conditions resulting from the spread of any epidemic, pandemic, or infectious disease outbreak could materially adversely affect our business and the value of our Common Stock. Preventative measures taken to alleviate any public health crises, such as "shelter-in-place" orders, quarantines, executive orders and similar government orders may result in largely remote operations at our headquarters, work stoppages among some vendors and suppliers, slowdowns and delays, travel restrictions and cancellation of events, among other effects, thereby significantly and negatively impacting our operations. Other disruptions or potential disruptions include restrictions on the ability of our personnel to travel; restrictions on our business development activities due to potential payors or other entities we and the TOI PCs engage with limiting their corresponding business development efforts; inability of our suppliers to manufacture goods and to deliver these to us on a timely basis, or at all; inventory shortages or obsolescence; delays in actions of regulatory bodies; diversion of or limitations on employee resources that would otherwise be focused on the operations of our business, including because of sickness of employees or their families or the desire of employees to avoid contact with groups of people; business adjustments or disruptions of certain third parties; and additional government requirements or other incremental mitigation efforts. The extent to which a pandemic, epidemic, or infectious disease outbreak impacts our business will depend on developments that are highly uncertain and cannot be predicted, including information that may emerge concerning the severity and spread of the pandemic and the actions to contain it or treat its impact, among others.

Because of our business model, the full impact of pandemic outbreaks may not be fully reflected in our results of operations and overall financial condition until future periods. It is not currently possible to reliably project the direct impact of the COVID-19 pandemic on our operating revenues and expenses. Key factors include the duration and extent of the outbreak in our service areas as well as societal and governmental responses. Patients may continue to be reluctant to seek necessary care given the risks of the COVID-19 pandemic. This could have the effect of deterring healthcare costs that we will need to incur to later periods and may also affect the health of patients who defer treatment, which may cause our costs to increase in the future. Further, as a result of the COVID-19 pandemic, we may experience slowed growth or a decline in new patient demand. We also may experience increased internal and third-party medical costs as the TOI PCs and our affiliated providers provide care for patients suffering from COVID-19. This increase in costs may be particularly significant given the number of patients who are under capitation agreements. Further, we may face increased competition due to changes to our competitors' products and services, including modifications to their terms, conditions, and pricing that could materially adversely impact our business, results of operations, and overall financial condition in future periods.

To the extent any pandemic, epidemic or outbreak of an infectious disease occurs in the United States or worldwide, adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section, including but not limited to those relating to cyberattacks and security vulnerabilities, interruptions or delays due to third-parties, or our ability to raise additional capital or generate sufficient cash flows necessary to fulfill our obligations under our existing indebtedness or to expand our operations.

Our services are concentrated in certain geographic areas and populations exposing us to unfavorable changes in local benefit costs, reimbursement rates, competition and economic conditions.

The TOI PCs' membership remains concentrated in certain geographic areas in the United States. We have clinic locations in five states. As of December 31, 2024, the vast majority of the TOI PC members under capitation agreements were residents of California. In addition, during 2024, approximately 85% of our revenues were generated in California. Unfavorable changes in health care or other benefit costs or reimbursement rates or increased competition in the states in which we operate or any other geographic area where the TOI PCs' membership becomes concentrated in the future could therefore have a disproportionately adverse effect on our operating results. Additionally, the geographic concentration of a significant portion of the TOI PCs' membership may make them more vulnerable to events such as the COVID-19 pandemic.

If we are unable to attract new patients, our revenue growth will be adversely affected.

To increase our revenue, our business strategy includes expanding the number of payor contracts entered into by the TOI PCs and clinic locations in our network. In order to support such growth, the TOI PCs must continue to win new contracts and retain or grow existing contracts with payors. We face competition from other oncology providers in the recruitment of potential patients. If the TOI PCs are unable to convince potential payors and patients of the benefits of our value-based system, or if potential or existing payors and patients prefer the care provider model of one of our competitors, we may not be able to effectively implement our growth strategy, which depends on our ability to grow organically and attract new patient referrals and payors for the TOI PCs. In addition, our growth strategy is dependent on payors electing to enter into capitation or other value-based arrangements and selecting the TOI PCs as their oncology provider. The TOI PCs' inability to obtain new payor agreements and patient referrals and retain existing payors and patients, particularly those under capitation arrangements, would harm our ability to execute our growth strategy and may have a material adverse effect on our business operations and financial position.

We primarily depend on reimbursement by third-party payors, as well as payments by individuals, which could lead to delays and uncertainties in the reimbursement process.

The reimbursement process is complex and can involve lengthy delays. Although we recognize revenue when the TOI PCs and our affiliated providers provide services to patients, we may from time to time experience delays in receiving the associated capitation payments or, for patients on fee-for-service arrangements, the reimbursement for the service provided. In addition, third-party payors may disallow, in whole or in part, requests for reimbursement based on determinations that the patient is not eligible for coverage, certain amounts are not reimbursable under plan coverage or the services provided that were not medically necessary or additional supporting documentation is necessary. Retroactive adjustments may change amounts realized from third-party payors. As described below, the TOI PCs are subject to audits by such payors, including governmental audits of our Medicare claims, and may be required to repay these payors if a finding is made that we were incorrectly reimbursed. Delays and uncertainties in the reimbursement process may adversely affect accounts receivable, increase the overall costs of collection and cause us to incur additional costs associated with raising capital. Third-party payors are also increasingly focused on controlling healthcare costs, and such efforts, including any revisions to reimbursement policies, may further complicate and delay the TOI PCs' reimbursement claims.

In addition, certain of our patients are covered under health plans that require the patient to cover a portion of their own healthcare expenses through the payment of copayments or deductibles. The TOI PCs may not be able to collect the full amounts due with respect to these payments that are the patient's financial responsibility, or in those instances where physicians provide services to uninsured individuals. To the extent permitted by law, amounts not covered by third-party payors are the obligations of individual patients for which the TOI PCs may not receive whole or partial payment. Any increase in cost shifting from third-party payors to individual patients, including as a result of high deductible plans for patients, increases our collection costs and reduces overall collections, which we may not be able to offset such additional costs with sufficient revenue.

In response to the COVID-19 pandemic, the Centers for Medicare and Medicaid Services, or CMS, the federal agency responsible for administering the Medicare program, made several changes in the manner in which Medicare will pay for telehealth visits, many of which relax previous requirements, including site requirements for both the providers and patients, telehealth modality requirements and others. The Consolidated Appropriations Act of 2023 extended many of the COVID-19 public health emergency provisions related to telehealth until December 31, 2024. State law applicable to telehealth, particularly licensure requirements, has also been relaxed in many jurisdictions as a result of the COVID-19 pandemic. It is unclear which, if any, of these changes will remain in place permanently and which will be rolled-back. If regulations change to restrict the TOI PCs' or our affiliated providers ability to deliver care through telehealth modalities, our financial condition and results of operations may be adversely affected.

With many of our value-based agreements, the TOI PCs assume some or all of the risk that the cost of providing services will exceed compensation. If we do not accurately predict the cost to deliver care, some of the TOI PCs' value-based agreements could become less profitable, or unprofitable.

Approximately 17% of our revenue for 2024 was derived from fixed fees paid by payors under capitation agreements with the TOI PCs. While there are variations specific to each agreement, the TOI PCs generally contract with payors to receive a fixed fee per month for professional services and assume the financial responsibility for the specified medical oncology and related expenses of our patients. This type of contract is referred to as a "capitation" contract. To the extent that patients require more care than is anticipated and/or the cost of care increases, aggregate fixed compensation amounts, or capitation payments, may be insufficient to cover the costs associated with treatment. If medical costs and expenses exceed estimates, except in very limited circumstances, the TOI PCs will not be able to increase the fee received under these risk agreements during their then-current terms and we could suffer losses with respect to such agreements.

Changes in our anticipated ratio of medical expense to revenue can significantly impact our financial results. Accordingly, the failure to adequately predict and control medical costs and expenses could have a material adverse effect on our business, results of operations, financial condition and cash flows. Additionally, the Medicare expenses of our patients may be outside of the TOI PCs control in the event that patients take certain actions that increase such expenses, such as unnecessary hospital visits.

Historically, the TOI PCs' medical costs and expenses as a percentage of revenue have fluctuated. Factors that may cause medical expenses to exceed estimates include:

- the health status of patients;

- changes to oncology treatment guidelines which our affiliated providers follow;

- higher than expected utilization of new or existing healthcare services, drugs or technologies;

- an increase in the cost of healthcare services and supplies, whether as a result of inflation or otherwise;

- changes to mandated benefits or other changes in healthcare laws, regulations and practices;

- increased costs attributable to provider and support staff compensation or providers with which the TOI PCs contract to provide care to patients;

- changes in the demographics of our patients and medical trends;

- contractual or claims disputes with providers, hospitals or other service providers within and outside a health plan's network; and

- the occurrence of catastrophes, major epidemics or acts of terrorism.

In addition, we are reliant on our customers under value-based contracts to provide us with data related to the population of patients for which we are at risk. This data, in particular, which relates to membership eligibility, is subject to frequent changes, omissions and errors which we cannot control. We work closely with our customers to reconcile this data, but we cannot be certain of the accuracy of this data. If we underestimate or do not correctly predict the cost of the oncology care the TOI PCs provide to patients, the TOI PCs might be underpaid for the care that must be provided to our patients, which could have a negative impact on our results of operations and financial condition.

There are significant risks associated with estimating the amount of revenue that is recognized under TOI PCs' risk agreements with health plans, and if our estimates of revenue are materially inaccurate, it could impact the timing and the amount of our revenue recognition or have a material adverse effect on our business, results of operations, financial condition and cash flows.

There are significant risks associated with estimating the amount of revenues that is recognize under the TOI PCs' risk agreements with health plans in a reporting period. The billing and collection process is complex due to ongoing insurance coverage changes, geographic coverage differences, differing interpretations of contract coverage and other payor issues, such as ensuring appropriate documentation. Determining applicable primary and secondary coverage for our patients, together with the changes in patient coverage that occur each month, requires complex, resource-intensive processes. Errors in determining the correct coordination of benefits may result in refunds to payors. Revenues associated with Medicare and Medicaid programs are also subject to estimating risk related to the amounts not paid by the primary government payor that will ultimately be collectible from other government programs paying secondary coverage, the patient's commercial health plan secondary coverage or the patient. Collections, refunds and payor recoupments typically continue to occur for up to three years and longer after services are provided. If our estimates of revenues are materially inaccurate, it could impact the timing and the amount of our revenues recognition and have a material adverse impact on our business, results of operations, financial condition and cash flows.

A significant portion of our consolidated Patient Services revenue is derived from a limited number of health insurance, Independent Practice Associations ("IPAs"), and medical group companies. Those payors could take action to remove, exclude, delay, or otherwise prevent the inclusion of the TOI PCs in their provider networks.

Our operations are dependent on a concentrated number of payors with whom the TOI PCs contract to provide services to patients. We generally manage the TOI PCs' payor contracts on a state by state basis, entering into a separate contract in each state with the local affiliate of the relevant payor such that no one local payor contract accounts for a majority of our collective revenue. No non-government payor accounted for more than 10% of the Patient Services revenue in 2024. We believe that a majority of the TOI PCs' revenues will continue to be derived from a limited number of key payors, which may terminate their contracts with the TOI PC or the individual TOI PC physicians credentialed by them upon the occurrence of certain events. The

loss of any of the TOI PCs' payor partners, or the renegotiation of any of the TOI PCs' payor contracts, could adversely affect our operating results. In the ordinary course of business we engage in active discussions and renegotiations with payors in respect of the services the TOI PCs provide and the terms of the TOI PCs' payor agreements. As the payors' businesses respond to market dynamics and financial pressures, and as payors make strategic business decisions in respect of the lines of business they pursue and programs in which they participate, certain of the payors may seek to renegotiate or terminate their agreements with the TOI PCs. These discussions could result in reductions to the fees and changes to the scope of services contemplated by the original payor contracts and consequently could negatively impact our revenues, business and prospects.

Because we rely on a limited number of payors for a significant portion of the TOI PCs' revenues, we depend on the creditworthiness of these payors. The payors are subject to a number of risks including reductions in payment rates from governmental programs, higher than expected health care costs and lack of predictability of financial results when entering new lines of business, particularly with high-risk populations. If the financial condition of the TOI PCs' payor partners declines, our financial results could be impacted. Should one or more of the TOI PCs' significant payor partners declare bankruptcy, be declared insolvent or otherwise be restricted by state or federal laws or regulation from continuing in some or all of their operations, this could adversely affect our ongoing revenues, the collectability of our accounts receivable, our bad debt reserves and our net income.

Although the TOI PCs have long-term contracts with many payors, these contracts may be terminated before their term expires for various reasons, such as changes in the regulatory landscape and poor performance by the TOI PCs and our affiliated providers, subject to certain conditions. Certain of the payor contracts are terminable immediately upon the occurrence of certain events. Certain of the payor contracts may be terminated immediately by the partner if the TOI PCs lose applicable licenses, go bankrupt, lose its liability insurance or receive an exclusion, suspension or debarment from state or federal government authorities. Additionally, if a payor were to lose applicable licenses, go bankrupt, lose liability insurance, become insolvent, file for bankruptcy or become subject to exclusion, suspension or debarment from state or federal government authorities, the TOI PC's contract with such payor could in effect be terminated. In addition, certain of the payor contracts may be terminated immediately if a TOI PC becomes insolvent or file for bankruptcy. If any of the contracts with the TOI PCs' payors is terminated, the TOI PCs may not be able to recover all fees due under the terminated contract, which may adversely affect our operating results.

A significant portion of sales are from prescription drug sales reimbursed by a limited number of pharmacy benefit management companies with which TOI PCs contract. Those pharmacy benefit management companies could take action to remove, exclude, delay or otherwise prevent the inclusion of the TOI PCs in their provider networks.

There is currently significant concentration in the U.S. healthcare industry, and in particular there are a limited number of pharmacy benefit managers, or PBMs, and a limited number of national pharmacy chains. If the TOI PCs are unable to retain favorable contractual arrangements with PBMs, including any successor PBMs should there be further consolidation of PBMs, the negotiated rates provided by such PBMs may become less competitive, which could have an adverse impact on the TOI PCs' ability to provide prescription drugs at the capitated rates negotiated with the payors with whom the TOI PCs contract to provide such drugs to patients. This could be exacerbated by further consolidation of PBMs or pharmacy chains. Specifically, PBMs have instituted Direct and Indirect Remuneration, or DIR, fees, which reduce the reimbursement for drugs dispensed by the TOI PCs. The impact of these fees in future is uncertain, and our ability to negotiate with PBMs on DIR fees is limited. In addition, PBMs could at any time change their contracting and/or credentialing requirements, the effect of which could prohibit the TOI PCs from billing for prescription drugs dispensed by the TOI PCs. If such changes, individually or in the aggregate, are material, they would have an adverse effect on our business, results of operations and financial condition.

Reductions in government reimbursement rates or changes in the rules governing government healthcare programs could have a material adverse effect on our financial condition and results of operations.

The TOI PCs receive a significant portion of revenue directly from Medicare, which accounted for approximately 16% of our Patient Services revenue in 2024. In addition, many private payors base their reimbursement rates on the published Medicare rates or, in the case of Medicare Advantage, are themselves reimbursed by Medicare for the services the TOI PCs provide. As a result, our results of operations are, in part, dependent on government funding levels for Medicare programs, particularly Medicare Advantage programs. Any changes that limit or reduce Medicare Advantage or general Medicare reimbursement levels, such as reductions in or limitations of reimbursement amounts or rates under programs, reductions in funding of programs, expansion of benefits without adequate funding, elimination of coverage for certain benefits, or elimination of coverage for certain individuals or treatments under programs, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

The Medicare program and its reimbursement rates and rules are subject to frequent change. These include statutory and regulatory changes, rate adjustments (including retroactive adjustments), administrative or executive orders and government

funding restrictions, all of which may materially adversely affect the rates at which Medicare reimburses the TOI PCs for patient care services. Budget pressures often lead the federal government to reduce or place limits on reimbursement rates under Medicare. Implementation of these and other types of measures has in the past and could in the future result in substantial reductions in our revenue and operating margins.

In addition, CMS often changes the rules governing the Medicare program, including those governing reimbursement. Changes that could adversely affect our business include:

- administrative or legislative changes to rates or the bases of payment;

- limits on the services or types of providers for which Medicare will provide reimbursement;

- changes in methodology for patient assessment and/or determination of payment levels;

- the reduction or elimination of annual rate increases; or

- an increase in co-payments or deductibles payable by beneficiaries.

There is also uncertainty regarding both Medicare Advantage payment rates and beneficiary enrollment, which, if reduced, would reduce our overall revenues and net income, as well as future growth opportunities. For example, although the Congressional Budget Office ("CBO") predicted in 2010 that Medicare Advantage participation would drop substantially by 2020, the CBO has more recently predicted, without taking into account potential future reforms, that enrollment in Medicare Advantage (and other contracts covering Medicare Parts A and B) could reach 36 million by 2027. Although Medicare Advantage enrollment has increased significantly over the past decade, there can be no assurance that this trend will continue. Further, fluctuation in Medicare Advantage payment rates are evidenced by CMS's annual announcement of the expected average change in revenue from the prior year: for 2024, CMS announced an average increase of 2.28%; and for 2025, 3.70%. Uncertainty over Medicare Advantage enrollment and payment rates present a continuing risk to our business.

According to the Kaiser Family Foundation, or KFF, Medicare Advantage enrollment continues to be highly concentrated among a few payors, both nationally and in local regions. In 2024, the KFF reported that two payors together accounted for nearly half of Medicare Advantage enrollment and seven firms accounted for nearly 85% of covered lives. Consolidation among Medicare Advantage plans in certain regions, or the Medicare program's failure to attract additional plans to participate in the Medicare Advantage program, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Moreover, the Medicaid program and its reimbursement rates and policies are subject to frequent change. By way of example, Medi-Cal recently implemented a new policy regarding reimbursement for pharmacy services. Although the policy was not intended to change the manner in which physician-administered drugs billed under the medical benefit are reimbursed, certain Medi-Cal managed care plans nevertheless began to transition these claims to be payable as a pharmacy benefit and exclude coverage of prescription drugs formerly available through the medical benefit or direct their subcontractors or network providers to no longer bill for prescription drugs through their medical claims. The California Department of Health Care Services, or DHCS, later issued clarifying guidance which instructed Medi-Cal managed care plans to ensure all medically necessary prescription drugs administered in an outpatient office or clinic setting by a health care professional continue to be available through the medical benefit, even though some may be available as a pharmacy benefit. In addition, during the COVID-19 public health emergency, DHCS delayed the processing of Medi-Cal annual redeterminations and delayed discontinuances and negative actions for Medi-Cal and other state and county healthcare programs. As a result, the TOI PCs could experience a reduction in membership, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Any reductions in reimbursement rates or the scope of services, including pharmacy services, rendered by the TOI PCs being reimbursed could have a material, adverse effect on our financial condition and results of operations or even result in reimbursement rates that are insufficient to cover our operating expenses. Additionally, any delay or default by the government in making Medicare or Medicaid reimbursement payments to the TOI PCs or any reduction in patients eligible for such programs could materially and adversely affect our business, financial condition and results of operations.

We cannot predict the effect that health care reform and other changes in government programs may have on our business, financial condition or results of operations.

The impact of healthcare reform legislation and other changes in the healthcare industry and in healthcare spending is currently unknown, but may adversely affect our business, financial condition and results of operations. Our revenue is dependent on the healthcare industry and could be affected by changes in healthcare spending, reimbursement and policy. The healthcare industry is subject to changing political, regulatory and other influences. By way of example, the ACA, which was

enacted in 2010, made major changes in how healthcare is delivered and reimbursed, and it increased access to health insurance benefits to the uninsured and underinsured populations of the United States.

Since its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court's decision, President Biden issued an executive order initiating a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare.

Other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of 2%, which began in 2013 and will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022. Under current legislation, the actual reduction in Medicare payments varies from 1% from April 1, 2022 to June 30, 2022, up to 3% in the final fiscal year of this sequester, unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. New laws may result in additional reductions in Medicare and other healthcare funding, which may materially adversely affect consumer demand and affordability for our products and services and, accordingly, the results of our financial operations. Additional changes that may affect our business include the expansion of new programs such as Medicare payment for performance initiatives for physicians under the Medicare Access and CHIP Reauthorization Act of 2015, or MACRA, which first affected physician payment in 2019. At this time, it is unclear how the introduction of the Medicare quality payment program will impact overall physician reimbursement. The Inflation Reduction Act of 2022, or IRA, signed into law on August 16, 2022, also contains a number of provisions designed to limit or reduce drug prices under the Medicare program, reduce beneficiary out-of-pocket spending under Medicare's prescription drug benefit, and expand subsidies for individuals to obtain private health insurance under the ACA. While these provisions of the IRA do not apply directly to healthcare providers like the TOI PCs, we are continuing to evaluate the potential impact, if any, that the IRA may have on our business.

Such changes in the regulatory environment may also result in changes to our payer mix that may affect our operations and revenue. In addition, certain provisions of the ACA authorize voluntary demonstration projects, which include the development of bundling payments for acute, inpatient hospital services, physician services and post-acute services for episodes of hospital care. Further, the ACA may adversely affect payers by increasing medical costs generally, which could have an effect on the industry and potentially impact our business and revenue as payers seek to offset these increases by reducing costs in other areas.

Uncertainty regarding future amendments to the ACA as well as new legislative proposals to reform healthcare and government insurance programs, along with the trend toward managed healthcare in the United States, could result in reduced demand and prices for our services. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments and other third party payers will pay for healthcare products and services, which could adversely affect our business, financial condition and results of operations.

Inflation can adversely affect us by increasing the costs of drugs, clinical trials and research, administration and other costs of doing business

Recently, inflation has increased throughout the U.S. economy. Inflation can adversely affect us by increasing the costs of drugs, clinical trials and research, administration and other costs of doing business. We may experience increases in the prices of labor and other costs of doing business. In an inflationary environment, cost increases may outpace our expectations, causing us to use our cash and other liquid assets faster than forecasted. If this happens, we may need to raise additional capital to fund our operations, which may not be available in sufficient amounts or on reasonable terms, if at all, sooner than expected.

The transition from volume to value-based reimbursement models may have a material adverse effect on our operations.

Healthcare reform is causing some payors to transition from volume to value-based reimbursement models, which can include risk-sharing, bundled payment and other innovative approaches. While these models may provide us with opportunities to provide new or additional services and to participate in incentive- based payment arrangements, there can be no assurance that such new models and approaches will be profitable to us or the TOI PCs. Further, new models and approaches may require investment by us to develop technology or expertise to offer necessary and appropriate solutions or support to the TOI PCs, and we do not fully know the amount and timing for return of such investment at this time. In addition, some of these new models

are being offered as pilot programs and there is no assurance that they will continue or be renewed. Many states in which these new value-based structures are being developed also lack regulatory guidance or a well-developed body of law for these new models and approaches, or may not have updated their laws or enacted legislation yet to reflect the new healthcare reform models. As a result, new and existing laws, regulations or guidance could have a material adverse effect on our operations and could subject us to the risk of restructuring or terminating our arrangements with the TOI PCs, as well as the risk of regulatory enforcement, penalties and sanctions, if state and federal enforcement agencies disagree with our interpretation of these laws.

CMS, through the Centers for Medicare and Medicaid Innovation, or the CMMI, has implemented or has announced plans to implement numerous demonstration models designed to test value-based reimbursement models, some of which are specifically focused on oncology services. For example, in 2016, CMS initiated the Oncology Care Model, or OCM demonstration, which continued through June 30, 2022 and provided participating physician practices with performance-based financial incentives that aim to manage or reduce Medicare costs without negatively affecting the efficacy of care. In June 2022, CMS issued a request for applications for the Enhancing Oncology Model, a new 5-year voluntary model that builds on the OCM demonstration. While the extent to which these models may impact our business is uncertain and will depend on future developments, such models may materially reduce Medicare reimbursement levels for our services or TOI PCs' services and could have a material adverse effect on our results of operations and financial condition.

Changes in the payor mix of patients and potential decreases in reimbursement rates as a result of consolidation among plans could adversely affect our revenues and results of operations.

The amounts the TOI PCs receive for services provided to patients are determined by a number of factors, including the payor mix of patients and the reimbursement methodologies and rates utilized by our patients' plans. Our Patient Services revenue consists of both capitation and fee-for-service agreements held by the TOI PCs. Reimbursement rates are generally higher for capitation agreements than they are under fee-for-service arrangements, and capitation agreements provide the TOI PCs with an opportunity to capture any additional surplus created by applying our care model. Under a capitation plan, the TOI PCs receive a fixed fee PMPM for services. Under a fee-for-service payor arrangement, the TOI PCs collect fees directly from the payor as services are provided. Our Patient Services revenue accounted for approximately 52% of total revenue for the year ended December 31, 2024. A significant decrease in the number of capitation or FFS arrangements held by the TOI PCs could adversely affect our revenues and results of operation.

The healthcare industry has also experienced a trend of consolidation, resulting in fewer but larger payors that have significant bargaining power, given their market share. Payments from payors are the result of negotiated rates. These rates may decline based on renegotiations and larger payors have significant bargaining power to negotiate higher discounted fee arrangements with healthcare providers. As a result, payors increasingly are demanding discounted fee structures or the assumption by healthcare providers of all or a portion of the financial risk related to paying for care provided through capitation agreements.

We face significant competition from other healthcare services providers. Our failure to adequately compete could adversely affect our business.

We and the TOI PCs compete directly with national, regional and local providers of healthcare for patients and physicians. There are many other companies and individuals currently providing healthcare services, many of which have been in business longer and/or have substantially more resources. Other companies could enter the healthcare industry in the future and divert some or all of our business. If we expand to other geographies, we expect competition may change based on a number of factors, including the number of competing oncology care facilities in the local market and the types of services available at those facilities, our local and the TOI PCs reputation for quality care of patients, the commitment and expertise of the TOI PCs medical staff, our local service offerings and community programs, the cost of care in each locality, and the physical appearance, location, age and condition of our facilities. If we are unable to attract patients to our managed clinics, our revenue and profitability will be adversely affected. Some of our competitors may have greater recognition and be more established in their respective communities than we are, and may have greater financial and other resources than we have. Competing oncology care providers may also offer larger facilities or different programs or services than we do, which, combined with the foregoing factors, may result in our competitors being more attractive to our current patients, potential patients and referral sources. Furthermore, while we budget for routine capital expenditures at our managed clinics to keep them competitive in their respective markets, to the extent that competitive forces cause those expenditures to increase in the future, our financial condition may be negatively affected. In addition, our relationships with governmental and private third-party payors are not exclusive and our competitors have established or could seek to establish relationships with such payors to serve their covered patients. Additionally, as we expand into new geographies, we may encounter competitors with stronger relationships or recognition in the community in such new geography, which could give those competitors an advantage in obtaining new patients. Individual physicians, physician groups and companies in other healthcare industry segments, including those with

which the TOI PCs have contracts, and some of which have greater financial, marketing and staffing resources, may become competitors in providing health care services, and this competition may have a material adverse effect on our business operations and financial position.

Competition for physicians and nurses, shortages of qualified personnel or other factors could increase our labor costs and adversely affect our revenue, profitability and cash flows.

Our operations are dependent on the efforts, abilities and experience of the TOI PCs' physicians and clinical personnel. We compete with other healthcare providers, primarily hospitals and other oncology practices, in attracting physicians, nurses and medical staff to support our managed clinics, recruiting and retaining qualified management and support personnel responsible for the daily operations of each of our managed clinics and in the TOI PCs contracting with payors in each of our markets. In some markets, the lack of availability of clinical personnel has become a significant operating issue facing all healthcare providers. This shortage may require us and the TOI PCs to continue to enhance wages and benefits to recruit and retain qualified personnel or to contract for more expensive temporary personnel. We also depend on the available labor pool of semi-skilled and unskilled workers in each of the markets in which we operate.

If our labor costs increase, we may not be able to raise rates to offset these increased costs. Because a significant percentage of our revenue consists of fixed, prospective payments, our ability to pass along increased labor costs is limited. In particular, if labor costs rise at an annual rate greater than our net annual consumer price index basket update from Medicare, our results of operations and cash flows will likely be adversely affected. Any union activity at our managed clinics that may occur in the future could contribute to increased labor costs. Certain proposed changes in federal labor laws and the National Labor Relations Board's modification of its election procedures could increase the likelihood of employee unionization attempts. Although none of our employees or the employees of the TOI PCs are currently represented by a collective bargaining agreement, to the extent a significant portion of our employee base unionizes, it is possible our labor costs could increase materially. Our failure to recruit and retain qualified management and medical personnel for the TOI PCs, or to control our collective labor costs, could have a material adverse effect on our business, prospects, results of operations and financial condition.

Because competition for qualified personnel is intense, we may not be able to attract and retain the highly skilled employees we need to execute our business strategies and growth plans.

To execute on our growth plan, we and the TOI PCs must attract and retain highly qualified personnel. Competition for highly qualified personnel is intense, especially for physicians and other medical professionals who are experienced in providing oncology care services. We and the TOI PCs have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies and healthcare providers with which we compete for experienced personnel have greater resources than we have. If we and the TOI PCs hire employees from competitors or other companies or healthcare providers, their former employers have attempted and may in the future attempt to assert that these employees or we have breached certain legal obligations, resulting in a diversion of our time and resources.

As we become a more mature company, we may find our recruiting efforts more challenging. The incentives to attract, retain, and motivate employees provided by our stock options and other equity awards, or by other compensation arrangements, may not be as effective as in the past. As such, we may not be successful in continuing to attract and retain qualified personnel. Our recruiting efforts may also be limited by laws and regulations, such as restrictive immigration laws, and restrictions on travel or availability of visas. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be harmed.

Certain of our management has limited experience in operating a public company.

Certain of our executive officers and certain directors have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage its transition to a public company that is subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of the company. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.

If we are unable to provide consistently high quality of care, our business will be adversely impacted.

Our business is dependent upon the TOI PCs and our affiliated providers providing high-quality care to our patients. In particular, our ability to attract and retain patients and patient referrals dependent upon providing cost effective, quality patient care that meets or exceeds our patients' and payors' expectations. We depend on third parties for certain of our patient care needs. If we or the TOI PCs fail to provide service that meets our patients' and payors' expectations, we may have difficulty retaining or growing our patient base, which could adversely affect our business, financial condition and results of operations.

We expect the importance of high-quality patient experience to increase as we, through the TOI PCs, expand our business and pursue new lives served. Any failure to maintain high-quality patient experience, or a market perception that we do not maintain high-quality care, could harm the reputation of us and our affiliated providers and our ability to grow the number of lives served, and our business, results of operations, and financial condition. Additionally, as the number of lives served by the TOI PCs in our managed clinics grows, we will need to hire additional personnel to provide quality care at scale. If we and the TOI PCs are unable to provide such care, our business, results of operations, financial condition, and reputation could be harmed.

We are substantially dependent on a single source of drug supplies and if that supplier does not meet our needs, if there are material price increases on supplies, if we are not reimbursed or adequately reimbursed for drugs purchased or if we are unable to effectively access new technology or superior products, it could negatively impact the ability of the TOI PCs to effectively provide the services we offer and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We are substantially dependent on a single source of drug supplies, which is critical to the services the TOI PCs provide, or to which we have committed obligations to make purchases, sometimes at particular prices. Approximately 45% of the TOI PCs' total costs are related to drug purchases, including both oral and chemotherapy drugs, for the year ended December 31, 2024. If our suppliers terminate the relationship or do not meet the TOI PCs' needs for the products they supply, including in the event of a product recall, shortage or dispute, and we are not able to find adequate alternative sources, if we experience material price increases from these suppliers that we are unable to mitigate, or if some of the drugs that the TOI PCs purchase are not reimbursed or not adequately reimbursed by commercial or government payors, it could have a material adverse impact on our business, results of operations, financial condition and cash flows. In addition, the technology related to the products critical to the services we provide is subject to new developments which may result in superior products. If we are not able to access superior products on a cost-effective basis or if suppliers are not able to fulfill our requirements for such products, we and the TOI PCs could face patient attrition and other negative consequences which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We depend on our information technology systems, and those of our third-party vendors, contractors and consultants, and any failure or significant disruptions of these systems, security breaches or loss of data could materially adversely affect our business, financial condition and results of operations.

Our business is highly dependent on maintaining effective information systems as well as the integrity and timeliness of the data we use to serve our patients, support our care teams and operate our business. Because of the large amount of data that we collect and manage, it is possible that hardware failures or errors in our systems could result in data loss or corruption or cause the information that we collect to be incomplete or contain inaccuracies that our partners regard as significant. If our data were found to be inaccurate or unreliable due to fraud or other error, or if we, or any of the third-party service providers we engage, were to fail to maintain information systems and data integrity effectively, we could experience operational disruptions that may impact our patients and care teams and hinder our ability to provide services, establish appropriate pricing for services, retain and attract patients, manage our patient risk profiles, establish reserves, report financial results timely and accurately and maintain regulatory compliance, among other things.

Our information technology strategy and execution are critical to our continued success. We must continue to invest in long-term solutions that will enable us to anticipate patient needs and expectations, enhance the patient experience, act as a differentiator in the market and protect against cybersecurity risks and threats. We believe our success is dependent, in large part, on maintaining the effectiveness of existing technology systems and continuing to deliver and enhance technology systems that support our business processes in a cost-efficient and resource-efficient manner. Increasing regulatory and legislative changes will place additional demands on our information technology infrastructure that could have a direct impact on resources available for other projects tied to our strategic initiatives. In addition, recent trends toward greater patient engagement in health care require new and enhanced technologies, including more sophisticated applications for mobile devices. Connectivity among technologies is becoming increasingly important. We must also develop new systems to meet current market standards and keep pace with continuing changes in information processing technology, evolving industry and regulatory standards and patient needs. Failure to do so may present compliance challenges and impede our ability to deliver services in a competitive manner. Further, because system development projects are long-term in nature, they may be more costly than expected to complete and may not deliver the expected benefits upon completion.

Security incidents compromising the confidentiality, integrity, and availability of our confidential or personal information and our and our third-party service providers' information technology systems could result from cyber-attacks, computer malware, viruses, social engineering (including spear phishing and ransomware attacks), credential stuffing, supply chain attacks, efforts by individuals or groups of hackers and sophisticated organizations, including state-sponsored organizations, errors or malfeasance of our personnel, and security vulnerabilities in the software or systems on which we and our third party service providers rely. As techniques used by cyber criminals change frequently, a disruption, cyberattack or other security breach of our information technology systems or infrastructure, or those of our third-party service providers, may go undetected for an extended period and could result in the theft, transfer, unauthorized access to, disclosure, modification, misuse, loss or destruction of our employee, representative, customer, vendor, consumer and/or other third-party data, including sensitive or confidential data, personal information and/or intellectual property. We and certain of our service providers are from time to time, subject to cyberattacks and security incidents, and we cannot guarantee that our security efforts will prevent breaches or breakdowns of our or our third-party service providers' information technology systems. While we do not believe that we have experienced any significant system failure, accident or security breach to date, if we suffer a material loss or disclosure of health-related or other personal or confidential information as a result of a breach of our information technology systems, including those of our third-party service providers, we may suffer reputational, competitive and/or business harm, incur significant costs and be subject to government investigations, litigation, fines and/or damages, which could have a material adverse effect on our business, prospects, results of operations, financial condition and/or cash flows. Moreover, while we maintain cyber insurance that may help provide coverage for these types of incidents, we cannot assure you that our insurance will be adequate to cover costs and liabilities related to these incidents. Further, our failure to effectively invest in, implement improvements to and properly maintain the uninterrupted operation and data integrity of our information technology and other business systems could adversely affect our results of operations, financial position and cash flow.

Finally, while we were impacted by the Change Healthcare cyberattack in February 2024, which caused disruptions to healthcare companies across the US, our team actively collaborated with our practice management vendor to swiftly establish alternative channels for transmitting claims to payors. Significant progress was made in successfully submitting claims to commercial payors and applications were completed for Medicare and Medicaid agencies to accept our claims through a new intermediary. Delays in claim submissions temporarily impacted our cash flow in the first and second quarters of 2024. Nevertheless, we do not believe the impact to have been material and remain confident in our ability to resolve these challenges. Although, we are confident that this recent cyberattack did not have a material adverse impact, similar cybersecurity breaches could be successfully launched in the future, and there is no assurance that such attacks will not have material adverse effect on our results of operations and cash flows.

We may be subject to legal proceedings and litigation, including intellectual property and privacy disputes, which are costly to defend and could materially harm our business and results of operations.

We and the TOI PCs may be party to lawsuits and legal proceedings in the normal course of business. These matters are often expensive and disruptive to normal business operations. We may face allegations, lawsuits and regulatory inquiries, audits and investigations regarding data privacy, security, labor and employment, consumer protection and intellectual property infringement, including claims related to privacy, patents, publicity, trademarks, copyrights and other rights. We may also face allegations or litigation related to our acquisitions, securities issuances or business practices, including public disclosures about our business. Litigation and regulatory proceedings may be protracted and expensive, and the results are difficult to predict. Certain of these matters may include speculative claims for substantial or indeterminate amounts of damages and include claims for injunctive relief. Additionally, our litigation costs could be significant. Adverse outcomes with respect to litigation or any of these legal proceedings may result in significant settlement costs or judgments, penalties and fines, or require us to modify our services or require us to stop serving certain patients or geographies, all of which could negatively impact our geographical expansion and revenue growth. The TOI PCs may also become subject to periodic audits, which would likely increase our regulatory compliance costs and may require us to change our business practices, which could negatively impact our revenue growth. Managing legal proceedings, litigation and audits, even if we achieve favorable outcomes, is time-consuming and diverts the attention of management and our affiliated providers from our business.

The results of regulatory proceedings, litigation, claims, audits, and investigations cannot be predicted with certainty, and determining reserves for pending litigation and legal, regulatory, audit or other matters may require significant judgment. There can be no assurance that our expectations will prove correct, and even if these matters are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our reputation, business, financial condition, results of operations and the market price of our common stock.

Furthermore, our business exposes the TOI PCs and our affiliated providers to potential medical malpractice, professional negligence or other related actions or claims that are inherent in the provision of healthcare services. These claims, with or without merit, could cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the

attention of management and our affiliated providers from our core business, harm our reputation and adversely affect the TOI PCs' ability to attract and retain patients, any of which could have a material adverse effect on our business, financial condition and results of operations.

Although the TOI PCs and our affiliated providers maintain third-party professional liability insurance coverage, it is possible that claims against them may exceed the coverage limits of their insurance policies. Even if any professional liability loss is covered by an insurance policy, these policies typically have substantial deductibles for which the TOI PCs and our affiliated providers are responsible. Professional liability claims in excess of applicable insurance coverage could have a material adverse effect on our collective business, financial condition and results of operations. In addition, any professional liability claim brought against the TOI PCs or our affiliated providers, with or without merit, could result in an increase of their professional liability insurance premiums. Insurance coverage varies in cost and can be difficult to obtain, and we cannot guarantee that we will be able to obtain insurance coverage on behalf of the TOI PCs and our affiliated providers in the future on terms acceptable to us or at all. If costs of insurance and claims increase, then our collective earnings could decline.

Some jurisdictions preclude the TOI PCs from entering into non-compete agreements with physicians, and other non-compete agreements and restrictive covenants applicable to certain physicians and other clinical employees may not be enforceable.

The TOI PCs have employment contracts with physicians and other health professionals in many states. Some of these contracts include provisions preventing these physicians and other health professionals from competing with us both during and after the term of our contract with them. The law governing non- compete agreements and other forms of restrictive covenants varies from state to state. Some jurisdictions prohibit the TOI PCs from using non-competition covenants with our professional staff. Other states are reluctant to strictly enforce non-compete agreements and restrictive covenants applicable to physicians and other healthcare professionals. Additionally, the Federal Trade Commission recently proposed new rules which, if enforced, would ban non-compete agreements in employee contracts. There can be no assurance that the TOI PCs' non-compete agreements related to physicians and other health professionals will be found enforceable if challenged in certain states. In such event, the TOI PCs would be unable to prevent physicians and other health professionals formerly employed by the TOI PCs from competing with us, potentially resulting in the loss of some of our patients.

Current and future acquisitions may use significant resources, may be unsuccessful, and could expose us to unforeseen liabilities.

As part of our growth strategy, we may pursue acquisitions of oncology and other physician practices and services. These acquisitions may involve significant cash expenditures, debt incurrence, additional operational losses and expenses, and compliance risks that could have a material adverse effect on our financial condition and results of operations. We may not be able to successfully integrate the acquired businesses into ours and the TOI PCs, and therefore, we may not be able to realize the intended benefits from an acquisition. These acquisitions could result in difficulties integrating acquired operations, technologies, and personnel into our business. Such difficulties may divert significant financial, operational, and managerial resources from our existing operations and make it more difficult to achieve our operating and strategic objectives. We and the TOI PCs may fail to retain employees or patients acquired through these acquisitions, which may negatively impact the integration efforts. These acquisitions could also have a negative impact on our results of operations if it is subsequently determined that goodwill or other acquired intangible assets are impaired, thus resulting in an impairment charge in a future period.

In addition, these acquisitions involve risks that the acquired businesses will not perform in accordance with expectations; that we may become liable for unforeseen financial or business liabilities of the acquires businesses, including liabilities for failure to comply with applicable healthcare regulations; that the expected synergies associated with acquisitions will not be achieved; and that business judgments concerning the value, strengths and weaknesses of businesses acquired will prove incorrect, which could have a material adverse effect on our financial condition and results of operations.

If we are unable to protect the confidentiality of our trade secrets, know-how and other proprietary and internally developed information, the value of our technology could be adversely affected.

We may not be able to protect our trade secrets, know-how and other internally developed information adequately. Although we use reasonable efforts to protect this internally developed information and technology, our employees, consultants and other parties (including independent contractors and companies with which we conduct business) may unintentionally or willfully disclose our information or technology to competitors. Enforcing a claim that a third party illegally disclosed or obtained and is using any of our internally developed information or technology is difficult, expensive and time-consuming, and the outcome is unpredictable. We rely, in part, on non-disclosure, confidentiality and assignment-of-invention agreements with our employees, independent contractors, consultants and companies with which we conduct business to protect our internally

developed information. These agreements may not be self-executing, or they may be breached and we may not have adequate remedies for such breach. Moreover, third parties may independently develop similar or equivalent proprietary information or otherwise gain access to our trade secrets, know- how and other internally developed information.

We conduct some clinical trials in contract with the TCR. If we fail to perform our clinical trial services in accordance with contractual requirements, government regulations and ethical considerations, we could be subject to significant costs or liability and our reputation could be adversely affected.

TCR contracts with biotechnology and pharmaceutical companies to perform services to assist them in bringing new drugs and biologics to market. TCR's services include monitoring clinical trials, laboratory analysis, electronic data capture, patient recruitment, data analytics, technology solutions, and other related services. Such services are complex and subject to contractual requirements, government regulations, and ethical considerations. TCR's services are subject to various regulatory requirements designed to ensure the quality and integrity of the clinical trial process. In the United States, clinical development services must be performed in compliance with applicable laws, rules and regulations enforced by the United States Food and Drug Administration, or FDA, including Good Clinical Practice, or GCP, requirements, which govern, among other things, the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials.

If TCR fails to perform services in accordance with these requirements, regulatory authorities may take action against TCR. Such actions may include injunctions or failure to grant marketing approval of products, imposition of clinical holds or delays, suspension or withdrawal of approvals, rejection of data collected in TCR's studies, license revocation, product seizures or recalls, operational restrictions, civil or criminal penalties or prosecutions, damages, or fines. Additionally, there is a risk that actions by regulatory authorities, if they result in significant inspectional observations or other measures, could harm TCR's reputation and cause customers not to award TCR future contracts or to cancel existing contracts. Clients may also bring claims against TCR for breach of TCR's contractual obligations and patients in the clinical trials and patients taking drugs approved on the basis of those trials may bring personal injury claims against TCR. Any such action could have a material adverse effect on our results of operations, financial condition, and reputation.

We may be subject to formal or informal inquiries or investigations, both internal or external, from time to time pertaining to clinical trials or studies with which we are involved. Regardless whether any such inquiry or investigation ultimately leads to enforcement action or litigation, the cost of such inquiries and investigations can be substantial and could require us to divert financial and human resources away from strategic initiatives we have planned for building the business, and the mere allegation of misconduct can severely harm our reputation.

Negative publicity regarding the managed healthcare industry generally could adversely affect our results of operations or business.

Negative publicity regarding the managed healthcare industry generally, or the MA program in particular, may result in increased regulation and legislative review of industry practices that further increase our costs of doing business and adversely affect our results of operations or business by:

- requiring us to change our products and services;

- increasing the regulatory, including compliance, burdens under which we operate, which, in turn, may negatively impact the manner in which the TOI PCs provide services and increase our costs of providing services;

- adversely affecting our ability to market the TOI PCs products or services through the imposition of further regulatory restrictions regarding the manner in which plans and providers market to MA enrollees; or

- adversely affecting our ability to attract and retain patients.

Our managed clinics may be negatively impacted by weather and other factors beyond our control.

Our results of operations may be adversely impacted by adverse conditions affecting our managed clinics, including severe weather events such as hurricanes and flooding, natural disasters such as earthquakes and forest fires, public health concerns such as contagious disease outbreaks, violence or threats of violence or other factors beyond our control that cause disruption of patient scheduling, displacement of our patients, employees and care teams, or force certain of our managed clinics to close temporarily. Our future operating results may be adversely affected by these and other factors that disrupt the operation of our managed clinics.

Risks Related to Our Regulatory Environment

We are dependent on our relationships with the TOI PCs, which are affiliated professional entities that we do not own, to provide healthcare services, and our business would be harmed if those relationships were disrupted or if our arrangements with the TOI PCs become subject to legal challenges.

Our contractual relationships with the TOI PCs may implicate certain state laws that generally prohibit non-professional entities from providing licensed medical services or exercising control over licensed physicians or other healthcare professionals (such activities generally referred to as the "corporate practice of medicine") or engaging in certain practices such as fee-splitting with such licensed professionals. The interpretation and enforcement of these laws vary significantly from state to state. There can be no assurance that these laws will be interpreted in a manner consistent with our practices or that other laws or regulations will not be enacted in the future that could have a material and adverse effect on our business, financial condition and results of operations. Regulatory authorities, state boards of medicine, state attorneys general and other parties may assert that, despite the agreements through which we operate, we are engaged in the provision of medical services and/or that our arrangements with the TOI PCs constitute unlawful fee- splitting. If a jurisdiction's prohibition on the corporate practice of medicine or fee-splitting is interpreted in a manner that is inconsistent with our practices, we would be required to restructure or terminate our arrangements with the TOI PCs to bring our activities into compliance with such laws. A determination of non-compliance, or the termination of or failure to successfully restructure these relationships could result in disciplinary action, penalties, damages, fines, and/or a loss of revenue, any of which could have a material and adverse effect on our business, financial condition and results of operations. State corporate practice and fee-splitting prohibitions also often impose penalties on healthcare professionals for aiding in the improper rendering of professional services, which could discourage physicians and other healthcare professionals from providing clinical services to members of the health plans with whom we contract.

Our managed clinics and the TOI PCs providing professional services at such clinics may become subject to medical liability claims, which could have a material adverse impact on our business.

Our business entails the risk of medical liability claims against us, the TOI PCs and their clinicians. Although we, the TOI PCs and their clinicians carry insurance covering medical malpractice claims in amounts that we believe are appropriate in light of the risks attendant to our business, successful medical liability claims could result in substantial damage awards that exceed the limits of our and our clinicians' insurance coverage. In addition, professional liability insurance is expensive and insurance premiums may increase significantly in the future, particularly as we expand our services. As a result, adequate professional liability insurance may not be available to our clinicians, our affiliated practices or to us in the future at acceptable costs or at all.

Any claims made against us or the TOI PCs that are not fully covered by insurance could be costly to defend, result in substantial damage awards against us and divert the attention of our management and the TOI PCs from our operations, which could have a material adverse effect on our business, financial condition and results of operations. In addition, any claims may adversely affect our business or reputation.

If there is a change in accounting standards by the Financial Accounting Standards Board ("FASB") or the interpretation thereof affecting consolidation of entities, it could have a material adverse effect on our consolidation of total revenues derived from the TOI PCs.

Our financial statements are consolidated in accordance with applicable accounting standards and include the accounts of our subsidiaries and the TOI PCs, which we manage under long-term management services agreements but are not owned by us. Such consolidation for accounting and/or tax purposes does not, is not intended to, and should not be deemed to, imply or provide us any control over the medical or clinical affairs of the TOI PCs. In the event a change in accounting standards promulgated by FASB or in interpretation of its standards, or if there is an adverse determination by a regulatory agency or a court, or a change in state or federal law relating to the ability to maintain present agreements or arrangements with the TOI PCs, we may not be permitted to continue to consolidate the total revenues of such practices.

Our managed clinics and the TOI PCs may be subject to third-party payor audits, which, if adversely determined against us or the TOI PCs, may have a material effect on our results of operations and financial condition.

As a result of the TOI PCs participation in the Medicare and Medicaid programs, our managed clinics and the TOI PCs are subject to various governmental inspections, reviews, audits and investigations to verify our compliance with these programs and applicable laws and regulations. Payors may also reserve the right to conduct audits. We also periodically conduct internal audits and reviews of our regulatory compliance. An adverse inspection, review, audit or investigation could result in:

- refunding amounts we have been paid pursuant to the Medicare or Medicaid programs or from payors;

- state or federal agencies imposing fines, penalties and other sanctions on us;

- temporary suspension of payment for new patients to the facility or agency;

- decertification or exclusion from participation in the Medicare or Medicaid programs or one or more payor networks;

- self-disclosure of violations to applicable regulatory authorities;

- damage to our reputation;

- the revocation of a facility's or agency's license; and

- loss of certain rights under, or termination of, our contracts with payors.

With respect to MA plans, the TOI PCs submit claims and encounter data applicable to MA plans that are used to establish the annual, average Medicare Risk Adjustment Factor, or RAF, scores attributable to each TOI PC's MA population. These RAF scores determine, in part, the revenue to which the health plans and, in turn, the TOI PCs, are entitled for the provision of medical care to such population. The data submitted to CMS by each health plan is based, in part, on medical charts and diagnosis codes that the TOI PCs prepare and submit to the health plans. CMS audits MA plans for documentation to support RAF-related payments for enrollees chosen at random. The MA plans then ask providers to submit the underlying documentation for members that they serve. It is possible that claims associated with members with higher RAF scores could be subject to more scrutiny in a CMS or plan audit. There is a possibility that a MA plan may seek repayment from the TOI PCs should CMS make any payment adjustments to the MA plan as a result of its audits. CMS has indicated that payment adjustments will not be limited to RAF scores for the specific MA enrollees for which errors are found but may also be extrapolated to the entire MA plan subject to a particular CMS contract. Based on a recent final rule issued by CMS in January 2023, although 2011 to 2017 plan years are still subject to audit, overpayments to MA plans that are identified as a result of a Risk Adjustment Data Validation, or RADV, audit will only be subject to extrapolation for plan year 2018 and any subsequent plan year. In addition, CMS will not apply an adjustment factor, known as a Fee-For-Service, or FFS, Adjuster, in RADV audits to account for potential differences in diagnostic coding between the Medicare Advantage program and Medicare FFS program. We are continuing to assess the potential impact this final rule may have on our business and operations.

We have in the past and will likely in the future be required to refund amounts we have been paid and/or pay fines and penalties as a result of these inspections, reviews, audits and investigations. If adverse inspections, reviews, audits or investigations occur and any of the results noted above occur, it could have a material adverse effect on our business and operating results. Furthermore, the legal, document production and other costs associated with complying with these inspections, reviews, audits or investigations could be significant.

We are subject to extensive fraud, waste, and abuse laws that may give rise to federal and state audits, investigations, lawsuits and claims against us, the outcome of which may have a material adverse effect on our business, financial condition, cash flows, or results of operations.

The U.S. healthcare industry is heavily regulated and closely scrutinized by federal, state and local governments. Comprehensive statutes and regulations govern the manner in which we provide and bill for services and collect reimbursement from governmental programs and private payors, our contractual relationships and arrangements with healthcare providers and vendors, our marketing activities and other aspects of our operations. Of particular importance are:

- the federal Anti-Kickback Statute, or AKS, which prohibits the knowing and willful offer, payment, solicitation or receipt of any bribe, kickback, rebate or other remuneration for referring an individual, in return for ordering, leasing, purchasing or recommending or arranging for or to induce the referral of an individual or the ordering, purchasing or leasing of items or services covered, in whole or in part, by any federal healthcare program, such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

- the federal physician self-referral law, the Stark Law, which, subject to limited exceptions, prohibits physicians from referring Medicare or Medicaid patients to an entity for the provision of certain designated health services, or DHS if the physician or a member of such physician's immediate family has a direct or indirect financial relationship (including an ownership interest or a compensation arrangement) with the entity, and prohibits the entity from billing Medicare or Medicaid for such DHS;

- the FCA, which imposes civil and criminal liability on individuals or entities that knowingly submit false or fraudulent claims for payment to the government or knowingly make, or cause to be made, a false statement in order to have a false claim paid, including qui tam or whistleblower suits. There are many potential bases for liability under the FCA. The government has used the FCA to prosecute Medicare and other government healthcare program fraud such as coding errors, billing for services not provided, and providing care that is not medically necessary or that is

substandard in quality. In addition, the government may assert that a claim including items or services resulting from a violation of the AKS or Stark Law constitutes a false or fraudulent claim for purposes of the FCA;

- the Civil Monetary Penalties Law, which prohibits, among other things, an individual or entity from offering remuneration to a federal healthcare program beneficiary that the individual or entity knows or should know is likely to influence the beneficiary to order or receive healthcare items or services from a particular provider. We may also be subject to civil monetary penalties and other sanctions under the statute if we or the TOI PCs hire or contract with any individuals or entities that are or become excluded from government healthcare programs, for the provision of items or services for which payment may be made under such programs;

- the criminal healthcare fraud provisions of HIPAA and related rules that prohibit knowingly and willfully executing a scheme or artifice to defraud any healthcare benefit program or falsifying, concealing or covering up a material fact or making any material false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the AKS, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

- reassignment of payment rules that prohibit certain types of billing and collection practices in connection with claims payable by the Medicare or Medicaid programs;

- similar state law provisions pertaining to anti-kickback, self-referral and false claims issues, some of which may apply to items or services reimbursed by any payor, including patients and commercial insurers;

- laws that regulate debt collection practices;

- a provision of the Social Security Act that imposes criminal penalties on healthcare providers who fail to disclose, or refund known overpayments;

- federal and state laws that prohibit providers from billing and receiving payment from Medicare and Medicaid for services unless the services are medically necessary, adequately and accurately documented, and billed using codes that accurately reflect the type and level of services rendered;

- federal and state laws and policies that require healthcare providers to maintain licensure, certification or accreditation to enroll and participate in the Medicare and Medicaid programs, to report certain changes in their operations to the agencies that administer these programs and, in some cases, to re-enroll in these programs when changes in direct or indirect ownership occur; and

- federal and state laws pertaining to the provision of services by nurse practitioners and physician assistants in certain settings, physician supervision of those services, and reimbursement requirements that depend on the types of services provided and documented and relationships between physician supervisors and nurse practitioners and physician assistants; and

- Medicare and Medicaid regulations, manual provisions, local coverage determinations, national coverage determinations and agency guidance imposing complex and extensive requirements upon healthcare providers.

The laws and regulations in these areas are complex, changing and often subject to varying interpretations. As a result, there is no guarantee that a government authority will find that we or the TOI PCs are in compliance with all such laws and regulations that apply to our business. Further, because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the business activities undertaken by us or the TOI PCs could be subject to challenge under one or more of these laws, including, without limitation, our patient assistance programs that waive or reduce the patient's obligation to pay copayments, coinsurance or deductible amounts owed for the services we provide to them if they meet certain financial need criteria. If our or the TOI PCs' operations are found to be in violation of any of such laws or any other governmental regulations that apply, we may be subject to significant penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, the curtailment or restructuring of operations, integrity oversight and reporting obligations, exclusion from participation in federal and state healthcare programs and imprisonment. In addition, any action against us or the TOI PCs for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management's attention from the operation of our business and result in adverse publicity, or otherwise experience a material adverse impact on our business, results of operations, financial condition, cash flows, reputation as a result.

If any of our managed clinics or TOI PCs lose their regulatory licenses, permits and/or accreditation status, or become ineligible to receive reimbursement under Medicare or Medicaid or other third-party Payors, there may be a material adverse effect on our business, financial condition, cash flows, or results of operations.

The operations of our managed clinics through the TOI PCs are subject to extensive federal, state and local regulation relating to, among other things, the adequacy of medical care, equipment, personnel, operating policies and procedures, dispensing of prescription drugs, fire prevention, rate-setting and compliance with building codes and environmental protection. Our managed clinics and TOI PCs are also subject to extensive laws and regulation relating to facility and professional licensure, conduct of operations, including financial relationships among healthcare providers, Medicare and Medicaid fraud and abuse and physician self-referrals, and maintaining updates to the TOI PCs' enrollment in the Medicare and Medicaid programs, including addition of new clinic locations, providers and other enrollment information. Our managed clinics and TOI PCs are subject to periodic inspection by licensing authorities and accreditation organizations to assure their continued compliance with these various standards. There can be no assurance that these regulatory authorities will determine that all applicable requirements are fully met at any given time. Should any of our managed clinics or TOI PCs be found to be noncompliant with these requirements, we could be assessed fines and penalties, could be required to refund reimbursement amounts or could lose our licensure or Medicare and/or Medicaid certification or accreditation so that we or the TOI PCs are unable to receive reimbursement from such programs and possibly from other third-party payors, any of which could materially adversely affect our business, financial condition, cash flows or results of operations.

If we or the TOI PCs fail to comply with applicable data interoperability and information blocking rules, our consolidated results of operations could be adversely affected.

The 21st Century Cures Act (the "Cures Act"), which was passed and signed into law in December 2016, includes provisions related to data interoperability, information blocking and patient access. In March 2020, the HHS Office of the National Coordinator for Health Information Technology, or ONC, and CMS finalized and issued complementary rules that are intended to clarify provisions of the Cures Act regarding interoperability and information blocking, and include, among other things, requirements surrounding information blocking, changes to ONC's health IT certification program and requirements that CMS- regulated payors make relevant claims/care data and provider directory information available through standardized patient access and provider directory application programming interfaces, or APIs, that connect to provider electronic health record systems, or EHRs. The companion rules will transform the way in which healthcare providers, health IT developers, health information exchanges/health information networks, or HIEs/HINs, and health plans share patient information, and create significant new requirements for healthcare industry participants. For example, the ONC rule, which went into effect on April 5, 2021, prohibits healthcare providers, health IT developers of certified health IT, and HIEs/HINs from engaging in practices that are likely to interfere with, prevent, materially discourage, or otherwise inhibit the access, exchange or use of electronic health information, or EHI, also known as "information blocking." To further support access and exchange of EHI, the ONC rule identifies eight "reasonable and necessary activities" as exceptions to information blocking activities, as long as specific conditions are met. Any failure to comply with these rules could have a material adverse effect on our business, results of operations and financial condition.

Actual or perceived failures to comply with applicable data protection, privacy and security, advertising and consumer protection laws, regulations, standards and other requirements could adversely affect our business, financial condition and results of operations.

We and the TOI PCs collect, receive, generate, use, process, and store significant and increasing volumes of sensitive information, such as employee, individually identifiable health information and other personally identifiable information. We and the TOI PCs are subject to a variety of federal and state laws and regulations, as well as contractual obligations, relating to the collection, use, storage, retention, security, disclosure, transfer, return, destruction and other processing of personal information, including health- related information. Enforcement actions and consequences for noncompliance with such laws, directives and regulations are rising, and the regulatory framework for privacy, data protection and data transfers is complex and rapidly evolving and is likely to remain uncertain for the foreseeable future.

In the United States, numerous such federal and state laws and regulations, including data breach notification laws, health information privacy laws, and consumer protection laws and regulations, including those that govern the collection, use, disclosure, and protection of health-related and other personal information, could apply to our operations or the operations of the TOI PCs. For example, the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and regulations implemented thereunder, which we refer to collectively as HIPAA, imposes privacy, security and breach notification obligations on certain health care providers, health plans, and health care clearinghouses, known as covered entities, as well as business associates that perform certain services that involve creating, receiving, maintaining or transmitting individually identifiable health information for or on behalf of such covered entities. HIPAA requires covered entities, such as the TOI PCs, and business associates, such as us, to develop and maintain policies with respect to the protection of, use and disclosure of protected health information, or PHI, including the adoption of administrative, physical and technical safeguards to protect such information, and certain notification requirements in the event of a data breach.

Entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information, or PHI, a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. HIPAA also authorizes state Attorneys General to file suit on behalf of their residents. Courts may award damages, costs and attorneys' fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI.

Numerous other state and federal laws, including consumer protection laws and regulations, govern the collection, dissemination, use, access to, confidentiality, security and processing of personal information, including health-related information, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. In addition, these laws and regulations in many cases are more restrictive than, and may not be preempted by, HIPAA and may be subject to varying interpretations by courts and government agencies. Laws in all 50 states and other United States territories require businesses to provide notice to individuals whose personal information has been disclosed as a result of a data breach. Such laws are not always consistent, and compliance in the event of a widespread data breach is costly and may be challenging.

States are also constantly amending existing laws, requiring attention to frequently changing requirements, and we expect these changes to continue. For example, in June 2018, California enacted the California Consumer Privacy Act, or the CCPA, which became effective on January 1, 2020, and, among other things, requires covered companies to provide disclosures to California consumers, and affords such consumers certain data protection rights, including the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information that may increase data breach litigation. While the CCPA includes certain exceptions for health-related information, including PHI, it still may require us to modify our data practices and policies and to incur substantial costs and expenses in an effort to comply. Further, the California Privacy Rights Act, or CPRA, generally went into effect on January 1, 2023 and significantly amends the CCPA. The CPRA imposes additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. Additional compliance investment and potential business process changes may be required. Similar laws have passed in Virginia, Colorado, Connecticut and Utah, and have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging.

As required by certain laws, we publicly post documentation regarding our privacy practices concerning the collection, processing, use and disclosure of certain data. The publication of our privacy policy and other documentation that provide promises and assurances about privacy and security can subject us to potential state and federal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices. In addition, although we endeavor to comply with our published policies and documentation, individuals could allege we have failed to do so, or we may at times actually fail to do so despite our efforts. Any failure by us, our third-party service providers or other parties with whom we do business to comply with this documentation or with laws or regulations applicable to our business could result in proceedings against us by governmental entities or others.

In addition, the Federal Trade Commission, or the FTC, expects a company's data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Our failure to take any steps perceived by the FTC as appropriate to protect consumers' personal information may result in claims by the FTC that we have engaged in unfair or deceptive acts or practices in violation of Section 5(a) of the FTC Act. State consumer protection laws provide similar causes of action for unfair or deceptive practices for alleged privacy, data protection and data security violations.

In addition to government regulation, privacy advocates and industry groups may propose self- regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards or to facilitate our payors' compliance with such standards. We expect that there will continue to be new proposed laws and regulations concerning privacy, data protection, and information security, and we cannot yet determine the impact such future laws, regulations, and standards may have on our business. New laws, amendments to or re-interpretations of existing laws and regulations, industry standards, contractual and other obligations may require us to incur additional costs and restrict our business operations. Because the interpretation and application of laws, standards, contractual and other obligations relating to privacy and data protection are still uncertain and changing, it is possible that these laws, standards, contractual and other obligations may be interpreted and applied in a manner that is inconsistent with our data management practices, our

privacy, data protection or data security policies or procedures or the features of our technology. If so, in addition to the possibility of fines, lawsuits, regulatory investigations, imprisonment of company officials and public censure, other claims and penalties, significant costs for remediation and damage to our reputation, we could be required to fundamentally change our business activities and practices or modify our technology, any of which could adversely affect our business. We may be unable to make such changes or modifications in a commercially reasonable manner, or at all, and our ability to develop new software or provide new services could be limited. Any inability to adequately address privacy, data protection or information security-related concerns, even if such concerns are unfounded, or to successfully negotiate privacy, data protection or information security- related contractual terms with customers, or to comply with applicable laws and regulations, or our policies relating to privacy, data protection, and information security, could result in additional cost and liability to us, harm our reputation and brand, and adversely affect our business, financial condition and results of operations.

We and our TOI PCs are subject to federal, state and local laws and regulations that govern our business. These include regulations of our employment practices, including minimum wage, living wage, and paid time-off requirements, permitting and licensing, employee health and safety and the storage, treatment and disposal of waste. Failure to comply with these laws and regulations, or changes to these laws and regulations that increase our expenses, could adversely impact our operations.

We and the TOI PCs are required to comply with all applicable federal, state and local laws and regulations related to the operation of our business. These regulations include regulations governing the TOI PCs' dispensary services, the construction, the use of our managed clinics and the treatment of hazardous waste or drug products. Changes in regulations or new regulations could increase our costs, cause the TOI PCs to lose licenses or accreditations or otherwise harm our business or the business of the TOI PCs.

We and the TOI PCs are required to comply with all applicable federal, state and local laws and regulations relating to employment, including occupational safety and health requirements, wage and hour and other compensation requirements, employee benefits, providing leave and sick pay, employment insurance, proper classification of workers as employees or independent contractors, immigration and equal employment opportunity laws. These laws and regulations can vary significantly among jurisdictions and can be highly technical. Costs and expenses related to these requirements are a significant operating expense and may increase as a result of, among other things, changes in federal, state or local laws or regulations, or the interpretation thereof, requiring employers to provide specified benefits or rights to employees, increases in the minimum wage and local living wage ordinances, increases in the level of existing benefits or the lengthening of periods for which unemployment benefits are available. We may not be able to offset any increased costs and expenses. Furthermore, any failure to comply with these laws requirements, including even a seemingly minor infraction, can result in significant penalties which could harm our reputation and have a material adverse effect on our business.

We may not be able to utilize a portion of our NOLs to offset future taxable income for U.S. federal income tax purposes, which could adversely affect our net income and cash flows.

As of December 31, 2024, we had federal income tax NOLs of $184,835,785 and state income tax NOLs of $175,187,277 available to offset our future taxable income, if any, prior to consideration of annual limitations that may be imposed under Section 382 of the Code or otherwise. The federal NOLs will be carried forward indefinitely and the state NOLs begin expiring after 2040. Utilization of these NOLs depends on many factors, including our future income, which cannot be assured. Some of these NOLs could expire unused and be unavailable to offset our future income tax liabilities. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, and corresponding provisions of state law, if a corporation undergoes an "ownership change" (very generally defined as a greater than 50% change, by value, in the corporation's equity ownership by certain stockholders or groups of stockholders over a rolling three-year period), the corporation's ability to use is pre-ownership change NOLs to offset its post-ownership change income may be limited. In 2022 and 2023, we completed an ownership change analysis pursuant to IRC Section 382 of the Code for the period from September 10, 2018 through taxable year ended December 31, 2021 and from January 1, 2022 through taxable year ended December 31, 2023 in which we determined that the Company did not experience an ownership change. We are in the process of completing an analysis to determine whether there was a change in ownership during the year ended December 31, 2024 and we do not anticipate a change in ownership during the year ended December 31, 2024. Additionally, we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. The deferred tax asset associated with the Company's federal and state net operating losses are fully offset by a valuation allowance. Due to the existence of the valuation allowance, future changes in the Company's unrecognized tax benefits will not impact its effective tax rate. To the extent we are not able to offset future taxable income with our NOLs, our net income and cash flows may be adversely affected.

Future changes to applicable tax laws and regulations and/or their interpretation may have an adverse effect on our business, financial condition and results of operations. Tax rules and regulations are subject to interpretation and require

judgment by us that may be successfully challenged by the applicable taxation authorities upon audit, which could result in additional tax liabilities.

Changes in tax laws or their interpretation could decrease the amount of revenues we receive, the value of any tax loss carry-forwards and tax credits recorded on our balance sheet and the amount of our cash flow, and adversely affect our business, financial condition or results of operations. In addition, other factors or events, including business combinations and investment transactions, changes in the valuation of our deferred tax assets and liabilities, adjustments to taxes upon finalization of various tax returns or as a result of deficiencies asserted by taxing authorities, increases in expenses not deductible for tax purposes, changes in available tax credits, other changes in the apportionment of our income, and changes in tax rates, could also increase our future effective tax rate.

In addition, our effective tax rate and tax liability are based on the application of current income tax laws, regulations and treaties. These laws, regulations and treaties are complex, and the manner which they apply to us and our diverse set of business arrangements is often open to interpretation, and can require us to take positions regarding the interpretation of applicable rules or the valuation of our assets that are subject to material uncertainty. Significant management judgment is required in determining our provision for taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. The proper tax treatment or characterization of many of the transactions we undertake, such as the transactions associated with our issuance of the Convertible Notes and DF Warrants, is often subject to significant uncertainty, and the resolution of any related issues could affect the withholding tax liabilities to which we are subject or the tax deductions that we are able to claim. The tax authorities could challenge our interpretation of laws, regulations and treaties or the positions that we have taken regarding the valuation of its assets, resulting in additional tax liability or adjustment to our income tax provision.

Our tax filings are subject to review or audit by various taxing authorities. As discussed above, we exercise significant judgment in determining our provision for taxes and, in the ordinary course of our business, there may be transactions and calculations where the proper tax treatment is uncertain. We may also be liable for taxes in connection with businesses we acquire. Our determinations are not binding on the IRS or any other taxing authorities, and accordingly the final determination in an audit or other proceeding may be materially different than the treatment reflected in our tax provisions, accruals and returns. An assessment of additional taxes because of an audit could have a material adverse effect on our business, financial condition, results of operations and cash flows.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, or interpreted, changed, modified or applied adversely to us, any of which could adversely affect our business operations and financial performance. We are unable to predict what changes will occur and, if so, the ultimate impact on its business. To the extent that such changes have a negative impact on us, they may materially and adversely impact its business, financial condition, results of operations and cash flows.

Risks Related to Our Financial Condition

Goodwill and other intangible assets represent a portion of our total assets. Goodwill is tested for impairment at least annually, which could result in a material, non-cash write-down of goodwill and could have a material adverse effect on our results of operations and stockholders' equity.

Goodwill represents the excess of cost over the fair market value of net assets acquired in business combinations. For example, if our market capitalization drops significantly below the amount of the carrying equity recorded on our balance sheet, it might indicate a decline in our fair value and would require us to further evaluate whether our goodwill has been impaired. If, as part of our annual review of goodwill, we are required to write down all or a significant part of our goodwill, our net earnings could be materially adversely affected, which could affect our flexibility to obtain additional financing. In addition, if our assumptions used in preparing our valuations for purposes of impairment testing differ materially from actual future results, we may record impairment charges in the future and our financial results may be materially adversely affected. We had $7,230,000 of goodwill recorded on our Consolidated Balance Sheets at December 31, 2024 and 2023. Goodwill impairment charges of $0 and $16,867,000 were recorded during the years ended December 31, 2024 and 2023, respectively, based on management's evaluation of the value of goodwill. It is not possible at this time, under current market conditions, to determine if there will be any future impairment charge, or if there is, whether such charges would be material.

If the Company is required to record additional goodwill impairment, our financial condition and results could be negatively affected.

Goodwill represents the excess of the aggregate purchase price paid over the fair value of the net assets acquired in the Company's Business Combinations. Goodwill is not amortized and is tested for impairment at least annually or whenever

events or changes in circumstances indicate that the carrying value may not be recoverable. Based on a qualitative assessment factoring in our share price decrease, as well as factors related to macroeconomic conditions, industry and market considerations, cost factors, financial performance and market capitalization, we determined it was likely that our reporting unit fair value was less than the carrying value. After conducting a two-step quantitative assessment, we recorded an impairment of $16,867,000 of goodwill during the three months ended March 31, 2023 (there was no impairment recorded in 2024). If our stock price remains low, or negative macroeconomic, industry or business factors worsen, we may be required to perform another goodwill impairment analysis, which could result in an impairment of up to the entire balance of the remaining goodwill. Additionally, significant impairment charges may negatively affect our compliance with the financial covenants of our Facility Agreement.

We may need additional capital to fund our operations and finance our growth, and we may not be able to obtain it on acceptable terms, or at all, which may limit our ability to grow.

Our ability to maintain our operations and grow in existing and new markets may require additional capital, particularly if we were to accelerate our acquisition and expansion plans. Financing may not be available or may be available only on terms that are not favorable. If we are unable to obtain funds on acceptable terms, we may have to delay or abandon some or all of our growth strategies. Further, if additional funds are raised through the issuance of additional equity securities, the percentage ownership of our stockholders would be diluted. Any newly issued equity securities may have rights, preferences or privileges senior to those of the Common Stock.

Risks Related to Our Common Stock and Warrants

Our issuance of additional shares of Common Stock, Warrants or other convertible securities may dilute your ownership interest in us and could adversely affect our stock price.

From time to time in the future, we may issue additional shares of our Common Stock, Warrants or other securities convertible into Common Stock pursuant to a variety of transactions, including acquisitions. Additional shares of our Common Stock may also be issued upon exercise of outstanding stock options and Warrants. The issuance by us of additional shares of our Common Stock, Warrants or other securities convertible into our Common Stock would dilute your ownership interest in us and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our Common Stock and Warrants. Shares issuable upon exercise of options will be available for resale immediately in the public market without restriction.

In the future, we expect to obtain financing or to further increase our capital resources by issuing additional shares of our capital stock or offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity, or shares of preferred stock. Issuing additional shares of our capital stock, other equity securities, or securities convertible into equity may dilute the economic and voting rights of our existing stockholders, reduce the market price of our Common Stock and Warrants, or both. Future Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our Common Stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. As a result, holders of our Common Stock and Warrants bear the risk that our future offerings may reduce the market price of our Common Stock and Warrants and dilute their percentage ownership.

Future sales, or the perception of future sales, of our Common Stock and Warrants by us or our existing securityholders in the public market could cause the market price for our Common Stock and Warrants to decline.

Our Common Stock and Warrants are traded on The Nasdaq Capital Market. The sale of substantial amounts of shares of our Common Stock or Warrants in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Common Stock and Warrants. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

In addition, the shares of our Common Stock reserved for future issuance under The Oncology Institute, Inc. 2021 Incentive Award Plan (the "2021 Plan") will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up provisions and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. As of December 31, 2024, we have 6,590,321 shares available for issuance under the 2021 Plan, which amount will automatically increase on January 1 of each successive year through and including January 1, 2031 in amount equal to 4% of the fully diluted shares outstanding as of the preceding December 31 or

such lesser amount as is determined by the Board. We have filed multiple registration statements on Form S-8 under the Securities Act to register shares of our Common Stock or securities convertible into or exchangeable for shares of our Common Stock issued pursuant to our equity incentive plans. Such Form S-8 registration statements automatically become effective upon filing. Accordingly, shares registered under such registration statements are available for sale in the open market.

Delaware law and provisions in our Charter and Bylaws could make a takeover proposal more difficult.

Our organizational documents are governed by Delaware law. Certain provisions of Delaware law and of our Charter and Bylaws could discourage, delay, defer or prevent a merger, tender offer, proxy contest or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of Common Stock. These provisions include the ability of our Board to designate the terms of and issue new series of preference shares, which may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

These anti-takeover provisions as well as certain provisions of Delaware law could make it more difficult for a third party to acquire us, even if the third party's offer may be considered beneficial by many of our stockholders. As a result, stockholders of the Company may be limited in their ability to obtain a premium for their shares. If prospective takeovers are not consummated for any reason, we may experience negative reactions from the financial markets, including negative impacts on the price of our Common Stock and Warrants. These provisions could also discourage proxy contests and make it more difficult for stockholders of the Company to elect directors of their choosing and to cause us to take other corporate actions that stockholders of the Company desire.

We are an "emerging growth company" and the reduced disclosure requirements applicable to emerging growth companies may make our Common Stock and Warrants less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act. As an emerging growth company, we may follow reduced disclosure requirements and do not have to make all of the disclosures that public companies that are not emerging growth companies do. We will remain an emerging growth company until the earlier of (a) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (b) the last day of the fiscal year following the fifth anniversary of the date of the completion of the initial public offering of DFP; (c) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (d) the date on which we are deemed to be a large accelerated filer under the rules of the SEC, which means the market value of our Common Stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

- not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

- not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

- reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

- exemptions from the requirements of holding a nonbinding advisory vote of stockholders on executive compensation, stockholder approval of any golden parachute payments not previously approved and having to disclose the ratio of the compensation of our chief executive officer to the median compensation of our employees.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards; and as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We may choose to take advantage of some, but not all, of the available exemptions for emerging growth companies. We cannot predict whether investors will find our Common Stock or Warrants less attractive if we rely on these exemptions. If some investors find our Common Stock or Warrants less attractive as a result, there may be a less active trading market for our Common Stock and Warrants and our share and Warrant price may be more volatile.

Our Common Stock and Warrants may be delisted if we fail to comply with the requirements for continued listing on The Nasdaq Stock Market LLC ("Nasdaq"), and if our securities were delisted, the price of our Common Stock and

Warrants, our ability to access the capital markets and our ability to comply with the covenants in our Facility Agreement could be negatively impacted.

Our Common Stock and Warrants are listed for trading on Nasdaq. To maintain this listing, we must satisfy Nasdaq's continued listing requirements, including, among other things, a minimum closing bid price requirement of $1.00 per share, among others. On June 20, 2024, we received a letter from Nasdaq indicating that, for the previous 30 consecutive business days, the bid price for the Company's Common Stock had closed below the minimum $1.00 per share requirement for continued listing on Nasdaq under Nasdaq Listing Rule 5550(a)(2). We had an initial period of 180 calendar days, or until December 17, 2024 to regain compliance. In a letter dated December 19, 2024, Nasdaq notified the Company that the Company
was eligible for an additional 180 calendar day period, or until June 16, 2025, to regain compliance. If we fail to regain compliance with the minimum bid requirement by June 16, 2025 (including effecting a reverse stock split, if necessary) or if we
fail to continue to meet all applicable continued listing requirements for Nasdaq in the future, Nasdaq could delist our securities.

Delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors, employees, and business development opportunities. Such a delisting likely would impair investor's ability to sell or purchase our common stock when investors wish to do so. Further, if we were to be delisted from Nasdaq, our common stock may no longer be recognized as a "covered security" and we would be subject to regulation in each state in which we offer our securities. Thus, delisting from Nasdaq could adversely affect our ability to raise additional financing through the public or private sale of equity securities, would significantly impact the ability of investors to trade our securities, and would negatively impact the value and liquidity of our common stock.

In addition, our Facility Agreement contains various covenants, including a requirement that the Company remain a reporting company and maintain the listing of our shares of common stock on an eligible market such as Nasdaq. Should our common stock be delisted, we would be in breach of the eligible market covenant in the Facility Agreement. If we breach this covenant and are unable to obtain a waiver or amendment under the Facility Agreement, the lenders may, among other things, accelerate our outstanding indebtedness and exercise rights with respect to collateral securing our outstanding indebtedness, each of which could have an adverse effect on our business, financial condition and results of operations.

Our certificate of incorporation and our bylaws provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for substantially all disputes between us and our stockholders, which limits our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our Charter and Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the (a) Court of Chancery (the "Chancery Court") of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action, suit or proceeding brought on our behalf; (ii) any action, suit or proceeding asserting a breach of fiduciary duty owed by any current or former director, officer, stockholder or employee of the company to the company or its stockholders; (iii) any action, suit or proceeding asserting a claim against the Company arising under the DGCL, its certificate of incorporation or its bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (v) any action, suit or proceeding asserting a claim against the Company or any current or former director, officer or stockholder governed by the internal affairs doctrine, and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to (A) the personal jurisdiction of the state and federal courts within Delaware and (B) service of process on such stockholder's counsel. The provision of the Charter described in the immediately preceding sentence does not apply to (i) suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and (ii) any action arising under the Securities Act, as to which the federal district court for the United States of America shall have exclusive jurisdiction. The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

Additionally, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As noted above, our certificate of incorporation and our bylaws provide that the federal district courts of the United States shall have jurisdiction over any action arising under the Securities Act. Accordingly, there is uncertainty as to whether a court would enforce such provision. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

The market price of our Common Stock may be volatile or may decline regardless of our operating performance. You may lose some or all of your investment.

The market price of our Common Stock is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares at an attractive price due to a number of factors such as those listed in this section and the following:

- the impact of a pandemic, epidemic, or outbreak of an infectious disease in the United States or worldwide on our financial condition and the results of operations;
- our operating and financial performance and prospects;
- our quarterly or annual earnings or those of other companies in our industry compared to market expectations;
- conditions that impact demand for our products;
- future announcements concerning our business, our customers' businesses or our competitors' businesses;
- the public's reaction to our press releases, other public announcements and filings with the SEC;
- the size of our public float;
- coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;
- market and industry perception of our success, or lack thereof, in pursuing our growth strategy;
- strategic actions by us or our competitors, such as acquisitions or restructurings;
- changes in laws or regulations that adversely affect our industry or us;
- changes in accounting standards, policies, guidance, interpretations or principles;
- changes in senior management or key personnel;
- issuances, exchanges or sales, or expected issuances, exchanges or sales, of our capital stock;
- changes in our dividend policy;
- adverse resolution of new or pending litigation against us; and
- changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

These broad market and industry factors may materially reduce the market price of our Common Stock and Warrants, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our Common Stock is low. As a result, you may suffer a loss on your investment.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

If securities analysts cease publishing research or reports about us, or if they issue unfavorable commentary about us or our industry or downgrade our Common Stock, the price of our Common Stock could decline.

The trading market for our Common Stock depends, in part, on the research and reports that third-party securities analysts publish about us and the industries in which we operate. We may be unable or slow to attract research coverage, and if one or more analysts cease coverage of us, the price and trading volume of our securities would likely be negatively impacted. If any of the analysts that may cover us change their recommendation regarding our Common Stock adversely, or provide more favorable relative recommendations about our competitors, the price of our Common Stock would likely decline. If any analyst that may cover us ceases covering us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our Common Stock to decline. Moreover, if one or more of the analysts who cover us downgrades our Common Stock, or if our reporting results do not meet their expectations, the market price of our Common Stock could decline.

The obligations associated with being a public company involve significant expenses and require significant resources and management attention, which may divert from our business operations.

We are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal control over financial reporting. As a result, we have incurred and will continue to incur increased legal, accounting and other expenses that Legacy TOI did not previously

incur. Our entire management team and many of our other employees have devoted and will continue to devote substantial time to compliance and may not effectively or efficiently manage our transition into a public company.

In addition, the need to establish the corporate infrastructure demanded of a public company may also divert management's attention from implementing our business strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal control over financial reporting, including IT controls, and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. If we do not continue to develop and implement the right processes and tools to manage our changing enterprise and maintain our culture, our ability to compete successfully and achieve our business objectives could be impaired, which could negatively impact our business, financial condition and results of operations. In addition, we cannot predict or estimate the amount of additional costs we may incur to comply with these requirements. We anticipate that these costs will materially increase our general and administrative expenses.

These rules and regulations result in our incurring legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, on our board committees or as executive officers.

We do not intend to pay dividends on our Common Stock for the foreseeable future.

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and growth of the business, and therefore, do not anticipate declaring or paying any cash dividends on Common Stock in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of dividends and distributions to stockholders and any other factors or considerations the board of directors deems relevant.

Our Warrants may have an adverse effect on the market price of our Common Stock.

Simultaneously with the closing of its IPO, DFP Healthcare Acquisitions Corp., issued in a private placement an aggregate of 4,333,333 private placement warrants, each exercisable to purchase one share of Common Stock at $11.50 per share through November 2026. As of December 31, 2024, there were 2,187,283 private placement warrants outstanding. To the extent such warrants are exercised, additional shares of our Common Stock will be issued, which will result in dilution to our stockholders and increase the number of shares of Common Stock eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of our Common Stock.

Risks Related to Our Indebtedness

The Facility Agreement and the associated restrictive covenants thereunder could adversely affect our financial condition and will restrict our ability to raise capital.

On August 9, 2022, we entered into a $110 million Facility Agreement with Deerfield Partners and certain of its affiliates, of which $90 million is currently outstanding. The Facility Agreement contains various covenants, including a requirement to maintain a minimum revenue of $50,000,000, $75,000,000, and $100,000,000 for each fiscal quarter ending during the fiscal year 2023, 2024, and 2025, respectively. In addition, the Facility Agreement restricts our and the guarantors' ability to, among other things, (i) merge, consolidate, dissolve or liquidate into or convey, transfer, lease or dispose of all or substantially all of its assets (other than into another Loan Party or if the Company determines in good faith in the best interest of a subsidiary and not materially disadvantageous), (ii) create or incur any lien on our assets beyond those outstanding on the date of the Facility Agreement and certain other permitted liens, (iii) dispose of any assets or property or issue, transfer, or provide a controlling, management, or other interest in certain securities of the Company or its guarantors, (iv) incur any indebtedness not to exceed $1,000,000 or as otherwise permitted, (v) make any investments other than as otherwise permitted, (vi) amend our organizational documents or any material agreements in a manner that would reasonably be expected to be materially adverse to the rights of the lenders or (vii) change our reporting practices or fiscal year, in each case, subject to exceptions set forth in the Facility Agreement. Furthermore, under the Facility Agreement, we are required to, among other things, (i) remain a reporting company and maintain the listing of our common shares on an eligible market, (ii) provide the lenders with information

regarding any event of default or the occurrence of any material adverse event and (iii) publicly disclose material, nonpublic information that is provided to the lenders without their prior written consent. Subject to customary exceptions and exclusions, our obligations under the Facility Agreement are guaranteed by a perfected, first-priority security interest in substantially all of our personal property, including our intellectual property and the equity ownership interests directly and indirectly held by us in our wholly-owned subsidiaries. Compliance with such covenants and our indebtedness will result in the following, which could materially and adversely affect our business, financial condition and results of operations:

- require us to dedicate a substantial portion of cash and cash equivalents to the payment of interest on, and principal of, the indebtedness, which will reduce the amounts available to fund working capital, capital expenditures, product development efforts and other general corporate purposes and require us to pay a make-whole amount, exit fee, and issue warrants to the lenders if the debt is prepaid;

- oblige us to comply with negative covenants restricting our activities, including limitations on dispositions, mergers or acquisitions, encumbering our intellectual property, incurring indebtedness or liens, paying dividends, making investments and engaging in certain other business transactions;

- limit our flexibility in planning for, or reacting to, changes in our business and our industry;

- place us at a competitive disadvantage compared to our competitors who have less debt or competitors with comparable debt at more favorable interest rates; and

- limit our ability to borrow additional amounts for working capital, capital expenditures, research and development efforts, acquisitions, debt service requirements, execution of our business strategy and other purposes and otherwise restrict our financing options.

Furthermore, because the interests of the lenders may potentially differ from ours and from those of our stockholders, we may be unable to engage in transactions or other activities that may be beneficial to our stockholders. The covenants under the Facility Agreement could materially and adversely affect our business, financial condition and results of operations.

Upon the occurrence of a Major Transaction, as defined under the Senior Secured Convertible Note issued pursuant to the Facility Agreement, the holders of the convertible notes may elect to require us to redeem all or any portion of the notes for an amount equal to the principal amount thereof (in addition to accrued and unpaid interest, a make-whole amount and an exit fee, as applicable). There can be no assurance that we will have sufficient capital to redeem such notes upon the occurrence of a Major Transaction, under the Senior Secured Convertible Note.

Servicing our indebtedness requires a significant amount of cash. Our ability to repay the principal of, to pay interest on or to refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not generate cash flow from operations in the future sufficient to service our indebtedness. If we are unable to generate cash flow, we may be required to adopt one or more alternatives, such as restructuring debt or obtaining additional financing on terms that may be unfavorable to us or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at the time we seek to refinance such indebtedness. Our inability to satisfy our debt obligations could materially and adversely affect our financial position and results of operations.

A failure to comply with the conditions of the Facility Agreement or the Senior Secured Convertible Note could result in an event of default. An event of default under the Facility Agreement includes, among other things, a failure to pay any amount due under the Facility Agreement or to issue common stock when required upon conversion of the Senior Secured Convertible Note as well as the occurrence of a criminal proceeding pursuant to which the remedy sought includes forfeiture of a material portion of property. If we fail to comply with any of the covenants under our indebtedness and are unable to obtain a waiver or amendment, the lenders may, among other things, accelerate our outstanding indebtedness and exercise rights with respect to collateral securing our outstanding indebtedness, each of which could have an adverse effect on our business, financial condition and results of operations.

Any of these events could materially and adversely affect our business, financial condition and results of operations.

The terms of the Senior Secured Convertible Note may have a negative impact on our business and the value of our securities and may result in substantial dilution to our other equity securityholders.

The Senior Secured Convertible Note provides for certain terms which may have a negative impact on our business. Obligations under such agreement mature on August 9, 2027 and carry the possibility of the issuance of Convertible Note Warrants upon prepayment.

The obligations under the Senior Secured Convertible Note are secured and the lenders thereunder will have a claim against the assets and equity interests securing the related debt obligations that will have priority to claims of the Company's equity securityholders generally. Additionally, the Convertible Note is guaranteed by certain of our subsidiaries, effectively providing for claims against such subsidiaries which are structurally senior to our other equity securityholders generally.

The Senior Secured Convertible Note is convertible into common stock, subject to certain terms and conditions, which may result in dilution to our other equity securityholders.

Item 1B. Unresolved Staff Comments

None**.**

Item 1C. Cybersecurity

The Company prioritizes the protection of our critical systems and information through a robust cybersecurity risk management program. This program outlines our approach to identifying, assessing, and mitigating cybersecurity risks to ensure the confidentiality, integrity, and availability of our assets.

We adhere to the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF) as the guiding framework for our cybersecurity risk management program. While we do not claim compliance with specific technical standards, the NIST CSF serves as a valuable tool for identifying, assessing, and managing cybersecurity risks relevant to our business. Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Our cybersecurity risk management program includes:

a. risk assessment using industry-standard methodologies such as threat modeling, vulnerability scanning, and penetration testing. These assessments encompass a thorough examination of our critical systems, networks, and applications to identify and prioritize cybersecurity risks. Leveraging tools such as SIEM (Security Information and Event Management) and IDS/IPS (Intrusion Detection System/Intrusion Prevention System), we analyze network traffic patterns and behavior to detect potential threats and vulnerabilities. Additionally, we utilize vulnerability assessment tools to scan our infrastructure for known weaknesses and misconfigurations. These assessments inform our risk management strategies and resource allocation efforts, ensuring that we address the most critical vulnerabilities and threats effectively;

b. a security team principally responsible for managing cybersecurity risk assessment processes, implementing security controls, and orchestrating responses to cybersecurity incidents. They ensure alignment with organizational objectives and regulatory requirements.

c. The use of external service providers specializing in penetration testing, security auditing, and incident response, selected based on their track record, certifications (e.g., CISSP), and adherence to standards (e.g., ISO/IEC 27001). We also enlist Managed Security Service Providers (MSSPs) for continuous monitoring and threat analysis. Cloud service providers with robust security measures host our critical infrastructure, ensuring encryption, multi-factor authentication, and regular audits. Through careful selection and oversight, these partners enhance our cybersecurity defenses and align with our security requirements efficiently.

d. cybersecurity awareness training covers phishing, social engineering, malware prevention, and secure password management. It includes hands-on exercises and simulations to teach employees to identify threats and adhere to secure coding practices. We also emphasize endpoint security measures like antivirus software and firewalls. Additionally, we educate on emerging threats like ransomware and zero-day exploits, fostering a culture of vigilance and proactive risk mitigation.

e. a cybersecurity incident response plan includes procedures for detecting, containing, and mitigating cybersecurity incidents promptly and effectively. We leverage Security Information and Event Management (SIEM) tools for real-time monitoring and alerting, enabling rapid response to potential threats. Additionally, we employ incident response playbooks with predefined actions for various scenarios, ensuring a coordinated and efficient response. Our plan also incorporates post-incident reviews and lessons learned sessions to continuously improve our response capabilities and resilience against future threats.

There can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems and information.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Compliance Committee (the "Committee") oversight of cybersecurity and other information technology risks. The Committee oversees management's implementation of our cybersecurity risk management program. The Committee receives quarterly reports from management on our cybersecurity risks. In addition, management updates the Committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

Our management team, including the Vice President of Healthcare Information Services, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team's experience includes over 25 years of experience in healthcare IT operations, infrastructure deployment, IT governance, and change management.

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

Item 2. Properties

Our principal executive offices are located in Cerritos, California where we occupy a suite under a lease that expires in 2026. We use this facility for administration, billing and collections, technology and development and professional services.

We intend to procure additional space as we add team members and expand geographically. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations. As of December 31, 2024, we have leases for 72 clinics located in California, Arizona, Nevada, Florida, Oregon, and Texas. Generally, our leases are "net" leases, which require us to pay all of the cost of insurance, taxes, maintenance and utilities. We generally cannot cancel these leases at our option.

Item 3. Legal Proceedings

From time to time, we may be involved in various legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of litigation and claims are inherently unpredictable and uncertain, we are not currently a party to any legal proceedings the outcome of which, if determined adversely to us, are believed to, either individually or taken together, have a material adverse effect on our business, operating results, cash flows or financial condition.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities Stock Price Information

Our common stock trades on the Nasdaq under the symbol "TOI." Our publicly traded warrants trade on Nasdaq under the symbol "TOIIW."

Holders

As of March 10, 2025, we had approximately 29 active holders of record of our common stock.

Dividends

We have never declared or paid any cash dividends on our Common Stock or any other securities. Subject to applicable law and the rights and preferences of any holders of any outstanding series of preferred stock, under our third amended and restated certificate of incorporation, holders of our Common Stock will be entitled to the payment of dividends when, as and if declared by our board in accordance with applicable law.

Recent Sales of Unregistered Securities

None

Equity Compensation Plan Information

See Item 12 - "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of The Oncology Institute, Inc. ("TOI") along with its consolidating subsidiaries (the "Company"). The discussion should be read together with the historical audited annual financial statements for the years ended December 31, 2024 and 2023, and the related notes that are included elsewhere in this Annual Report. The information in this discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (as amended, "Securities Act"), as amended, and Section 21E of the Securities Exchange Act of 1934 (as amended, the "Exchange Act"). Such statements are based upon current expectations, as well as management's beliefs and assumptions and involve a high degree of risk and uncertainty. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Statements that include the words "believes," "anticipates," "plans," "expects." "intends," and similar expressions that convey uncertainty of future events or outcomes are forward-looking statements. Our actual results could differ materially from those discussed or suggested in the forward-looking statements herein. Factors that could cause or contribute to such differences include those described under the heading "Risk Factors" section in this Annual Report on Form 10-K, and in subsequent filings we make with the Securities and Exchange Commission, where we may discuss new risks that have not yet arisen at the time of this Annual Report. In addition, as a result of these and other factors, our past financial performance should not be relied on as an indication of future performance. All forward-looking statements in this document are based on information available to us as of the filing date of this Annual Report on Form 10-K and we assume no obligation to update any forward-looking statements or the reasons why our actual results may differ. All dollar values are expressed in thousands, unless otherwise noted.

Unless the context dictates otherwise, references in this Annual Report on Form 10-K to the "Company," "we," "us," "our," and similar words are references to The Oncology Institute, Inc., a Delaware corporation ("TOI"), and its consolidated subsidiaries and affiliated entities, as appropriate, including its consolidated variable interest entities ("VIEs").

Overview

The Company is a leading value-based oncology company that manages community-based oncology practices for the Company and for independent oncology practices that together serve patients at 86 clinic locations across 16 markets and five states throughout the United States. The Company commenced operations in Oregon in October 2024. As of December 31, 2024, our community-based oncology practices are staffed with 130 oncologists and advanced practice providers. 72 of these clinics are staffed with 119 providers employed by our affiliated physician-owned professional corporations, referred to as the "TOI PCs," which provided care for more than 72,000 patients in 2023 and 2024, respectively, and managed a population of approximately 1.9 million patients under value-based agreements as of December 31, 2024. The Company also provides management services to 14 clinic locations owned by independent oncology practices. The Company's mission is to heal and empower cancer patients through compassion, innovation, and state-of-the-art medical care.

Operationally, the Company's medical centers provide a complete suite of medical oncology services including: physician services, in-house infusion and pharmacy, clinical trials, radiation, educational seminars, support groups, counseling, and 24/7 patient assistance. Many of our services, such as managing clinical trials and palliative care programs, are traditionally accessed through academic and tertiary care settings, while the TOI PCs bring these services to patients in a community setting. As scientific research progresses and more treatment options become available, cancer care is shifting from acute care episodes to chronic disease management. With this shift, it is increasingly important for high-quality, high-value cancer care to be available in a local community setting to all patients in need.

As a value-based oncology company, the Company seeks to deliver both better quality care and lower cost of care for payors and patients. The Company works to accomplish this goal by reducing wasteful, inefficient or counterproductive care that drives up costs but does not improve outcomes. The Company believes payors and employers are aligned with the value-based model due to its enhanced access, improved outcomes, and lower costs. Patients under the Company's affiliated providers' care can benefit from evidence-based and personalized care plans, gain access to sub-specialized care in convenient community locations, and lower out-of-pocket costs. The Company believes its affiliated providers enjoy the stability and predictability of a large multi-state practice, are not incentivized or pressured to overtreat when it may be inconsistent with a patient's goals of care, and can focus on practicing outstanding evidence-based medicine, rather than business building.

Components of Results of Operations

Revenue

The Company receives payments from the following sources for services rendered: (i) commercial insurers; (ii) pharmacy benefit managers ("PBMs"), (iii) the federal government under the Medicare program administered by the Centers for Medicare

49

and Medicaid Services ("CMS"); (iv) state governments under Medicaid and other programs; (v) other third-party payors and managed care organizations (e.g., risk bearing organizations and independent practice associations ("IPAs")); and (vi) individual patients and clients.

Revenue primarily consists of capitation revenue, fee-for-service ("FFS") revenue, dispensary revenue, and clinical trials revenue. Capitation and FFS revenue comprise the revenues within the Company's patient services segment and are presented together in the results of operations. The following paragraphs provide a summary of the principal forms of our billing arrangements and how revenue is recognized for each type of revenue.

Capitation

Capitation revenues consist primarily of fees for medical services provided by the TOI PCs to the Company's patients under a capitated arrangement with various managed care organizations. Capitation revenue is paid monthly based on the number of enrollees by the contracted managed care organization (per member per month or "PMPM"). Capitation contracts generally have a legal term of one year or longer. Payments in capitation contracts are variable since they primarily include PMPM fees associated with unspecified membership that fluctuates throughout the term of the contract; however, based on our experience, our total underlying membership generally increases over time as penetration of Medicare Advantage products grows. Certain contracts include terms for a capitation deduction where the cost of out-of-network referrals of members are deducted from the future payment. Revenue is recognized in the month services are rendered on the basis of the transaction price established at that time.

Fee-for-service revenue

FFS revenue represents revenue earned under contracts in which we bill and collect for specific medical services rendered by the TOI PCs' employed physicians. The terms for FFS contracts are short in duration and only last for the period over which services are rendered (typically, one day). FFS revenue consists of fees for medical services provided to patients. As specialist providers, our FFS revenue is dependent on referrals from other physicians, such as primary care physicians. The Company's affiliated providers build trusted, professional relationships with these physicians and their associated medical groups, which can lead to recurring FFS volume; however, this volume is subject to numerous factors the Company cannot control and can fluctuate over time. The Company also receives FFS revenue for capitated patients that receive medical services which are excluded from the Company's capitation contracts. Under the FFS arrangements, third-party payors and patients are billed for patient care services provided by the TOI PCs. Payments for services provided are generally less than billed charges. The Company records revenue net of an allowance for contractual adjustments, which represents the net revenue expected to be collected from third-party payors (including managed care, commercial, and governmental payors such as Medicare and Medicaid), and patients. These expected collections are based on fees and negotiated payment rates in the case of third-party payors, the specific benefits provided for under each patient's healthcare plan, mandated payment rates in the case of Medicare and Medicaid programs, and historical cash collections (net of recoveries). The recognition of net revenue (gross charges less contractual allowances) from such services is dependent on certain factors, such as the proper completion of medical charts following a patient visit, the forwarding of such charts to our billing center for medical coding and entering into the Company's billing system, and the verification of each patient's submission or representation at the time services are rendered as to the payor(s) responsible for payment of such services. Revenue is recorded on the date the services are rendered based on the information known at the time of entering of such information into the Company's billing systems as well as an estimate of the revenue associated with medical services.

Dispensary and pharmacy

Oral prescription drugs prescribed by doctors to their patients are sold directly through the TOI PCs' dispensaries and our newly-acquired pharmacy. Revenue for the prescriptions is based on fee schedules set by various PBMs and other third-party payors. The fee schedule is often subject to direct and indirect remuneration ("DIR") fees, which are based primarily on pre-established metrics. DIR fees may be assessed in the periods after payments are received against future payments. The Company recognizes revenue, deducted by estimated DIR fees, at the time the patient takes possession of the oral drug.

Clinical trials & other revenue

The TOI PCs also enter into contracts to perform clinical research trials. The terms for clinical trial contracts last many months as the clinical research is performed. Each contract represents a single, integrated set of research activities that are satisfied over time as the output of results from the trial is captured for the trial sponsor to review. Under the clinical trial contracts, the TOI PCs receive a fixed payment for administrative, set-up, and close-down fees; a fixed amount for each patient site visit; and certain expense reimbursements. The Company recognizes revenue for these arrangements on the fees earned to date based on the state of the trial, as established under contract with the customer.

Operating Expenses

Direct costs - patient services

Direct costs - patient services primarily includes chemotherapy drug costs, clinician salaries and benefits, and medical supplies. Clinicians include oncologists, advanced practice providers such as physician assistants and nurse practitioners, and registered nurses employed by the TOI PCs.

Direct costs - dispensary

Direct costs - dispensary primarily includes the cost of oral medications dispensed in the TOI PCs' clinic locations.

Direct costs - clinical trials & other

Direct costs - clinical trials & other primarily includes costs related to clinical trial contracts and medical supplies.

Selling, general and administrative expense

Selling, general and administrative expenses include employee-related expenses, including both clinic and field support staff as well as central administrative and corporate staff. These expenses include salaries and related costs and stock-based compensation for our executives and physicians. The Company's selling, general and administrative expenses also includes occupancy costs, technology infrastructure, operations, clinical and quality support, finance, legal, human resources, and business development. Following the consummation of the Business Combination, general and administrative expenses have increased, and the Company expects continued increases over time, due to the additional legal, accounting, insurance, investor relations and other costs that the Company incurs as a public company, as well as other costs associated with continuing to grow the business. While the Company expects its selling, general and administrative expenses to increase in absolute dollars in the foreseeable future. such expenses are on average expected to decrease as a percentage of revenue over the long term.

Results of Operations

The following table sets forth our Consolidated Statements of Operations data expressed as a percentage of total revenues for the periods indicated. The Company's management is not aware of material events or uncertainties that would cause the financial information below to not be indicative of future operating results or results of future financial condition, although past results should not be relied upon as an indication of future performance or future financial condition.

	Year Ended December 31,	
	2024	**2023**
Revenue		
Patient services	52.1 %	66.0 %
Dispensary	45.7 %	32.0 %
Clinical trials & other	2.2 %	2.0 %
Total operating revenue	100.0 %	100.0 %
Operating expenses		
Direct costs – patient services	47.5 %	55.8 %
Direct costs – dispensary	38.4 %	25.6 %
Direct costs – clinical trials & other	0.3 %	0.2 %
Goodwill impairment charges	— %	5.2 %
Selling, general and administrative expense	27.4 %	35.1 %
Depreciation and amortization	1.6 %	1.8 %
Total operating expenses	115.2 %	123.7 %
Loss from operations	(15.2)%	(23.7)%
Other non-operating expense (income)		
Interest expense, net	1.9 %	2.1 %
Change in fair value of derivative warrant liabilities	(0.2)%	0.1 %
Change in fair value of earnout liabilities	— %	(0.2)%
Change in fair value of conversion option derivative liabilities	(0.7)%	(0.3)%
Gain on loan forgiveness	— %	— %
Other, net	0.2 %	0.3 %
Total other non-operating loss expense	1.2 %	2.0 %
Loss before provision for income taxes	(16.4)%	(25.7)%
Income tax benefit	— %	— %
Net loss	(16.4)%	(25.7)%

Comparison of the Years Ended December 31, 2024 and 2023

Revenue

	Year Ended December 31,		Change	
(dollars in thousands)	**2024**	**2023**	**$**	**%**
Patient services	$ 204,883	$ 213,504	$ (8,621)	(4.0)%
Dispensary	179,916	103,835	76,081	73.3 %
Clinical trials & other	8,613	6,900	1,713	24.8 %
Total operating revenue	$ 393,412	$ 324,239	$ 69,173	21.3 %

Patient services

The decrease in patient services revenue was primarily due to a 5.0% decrease in FFS revenue and a 1.3% decrease in capitation revenue as a result of a terminated contract during the year, partially offset by other contract starts.

Dispensary

The increase in dispensary revenue was primarily due to a 85.9% increase in the number of fills offset by 6.8% decrease in the average revenue per fill.

Clinical trials & other

For the year ended December 31, 2024, the increase in clinical trials and other revenue was primarily due to an increase in other revenue compared to the prior year.

Operating Expenses

(dollars in thousands)	Year Ended December 31,		Change	
	2024	2023	$	%
Direct costs – patient services	$186,880	$ 181,017	$ 5,863	3.2 %
Direct costs – dispensary	151,231	83,071	68,160	82.1 %
Direct costs – clinical trials & other	1,304	578	726	125.6 %
Goodwill impairment charges	0	16,867	(16,867)	N/A
Selling, general and administrative expense	107,828	113,851	(6,023)	(5.3)%
Depreciation and amortization	6,287	5,873	414	7.0 %
Total operating expenses	$453,530	$ 401,257	$ 52,273	13.0 %

Patient services cost

The increase in patient services cost was primarily due to a 13.9% increase in clinical payroll costs due to the expectation of growth from additional contracts, partially offset by a 0.4% decrease in intravenous drug costs, primarily driven by the Company's patient mix and volume.

The increase in dispensary cost was primarily due to a 85.9% increase in the number of prescriptions filled offset by a 2.1% decrease in the average cost of the prescriptions filled.

Goodwill impairment charges

During the years ended December 31, 2024 and 2023, impairment charges of $0 and $16,867 were recorded related to goodwill, respectively. See Note 2 and Note 18 in Item. 8 Financial Statements and Supplementary Data for additional detail.

Selling, general and administrative expense

The decrease in selling, general and administrative expense was primarily driven by a 5.6% decrease in share-based compensation expense, a 2.1% decrease in non-clinical payroll, a 2.2% decrease in insurance expense, and a 1.5% decrease in deferred purchase price expense offset by a 2.2% increase in professional fees, a 1.6% increase in real estate and equipment expenses and a 5.1% increase in office expenses and supplies due to the growth in the Company's management and corporate teams.

Other Non-Operating Expenses (Income)

(dollars in thousands)	Year Ended December 31,		Change	
	2024	2023	$	%
Interest expense, net	$ 7,496	$ 6,777	$ 719	10.6 %
Change in fair value of derivative warrant liabilities	(619)	286	(905)	(316.4)%
Change in fair value of earnout liabilities	—	(803)	803	(100.0)%
Change in fair value of conversion option derivative liabilities	(2,697)	(878)	(1,819)	N/A
Other, net	365	704	(339)	(48.2)%
Total other non-operating expense	$ 4,545	$ 6,086	$ (1,541)	(25.3)%

Interest expense

The increase in interest expense was primarily the result of interest and amortization related to the Senior Secured Convertible Notes issued during the year ended December 31, 2024.

Change in fair value of liabilities

The decrease in non-operating (income) expense was primarily due to the decrease in gains of $803 and $1,819, respectively during the year ended December 31, 2024, as a result of decreases in the fair value of earnout liabilities and conversion option derivative liabilities, which were created as part of the Business Combination and the issuance of the Senior Secured Convertible Note, respectively.

Key Business Metrics

In addition to our financial information, the Company's management reviews a number of operating and financial metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions.

	Year Ended December 31,	
	2024	**2023**
Clinics [1]	86	83
Markets	16	15
Lives under value-based contracts (millions)	1.9	1.8
Net loss	$ (64,663)	$ (83,068)
Adjusted EBITDA (in thousands) [2]	$ (35,688)	$ (25,805)

[1] Includes independent oncology practices to which we provide limited management services, but do not bear the operating costs.

[2] Adjusted EBITDA is a "non-GAAP" financial measure within the meaning of Item 10 of Regulation S-K promulgated by the SEC. The Company defines Adjusted EBITDA as net income (loss) adjusting for:

- Depreciation and amortization,

- Interest expense, net,

- Tax payments and penalties,

- Non-cash addbacks,

- Share-based compensation,

- Goodwill impairment charges,

- Changes in fair value of liabilities,

- Unrealized (gains) losses on investments,

- Practice acquisition-related costs,

- Post combination compensation expense,

- Consulting and legal fees,

- Infrastructure and workforce costs, and

- Transaction costs.

The Company includes Adjusted EBITDA because it is an important measure which our management uses to assess the results of operations, to evaluate factors and trends affecting the business, and to plan and forecast future periods.

Management believes that this measure provides an additional way of viewing aspects of the Company's operations that, when viewed with the GAAP results, provides a more complete understanding of the Company's results of operations and the factors and trends affecting the business. However, non-GAAP financial measures should be considered a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with U.S. GAAP. Non-GAAP financial measures used by management may differ from the non-GAAP measures used by other companies, including the Company's competitors. Management encourages investors and others to review the Company's financial information in its entirety, not to rely on any single financial measure.

The following tables provide a reconciliation of net loss, the most closely comparable GAAP financial measure, to Adjusted EBITDA:

| (dollars in thousands) | Year Ended December 31, | | Change | |
	2024	2023	$	%
Net loss	$ (64,663)	$ (83,068)	$ 18,405	(22.2)%
Depreciation and amortization	6,287	5,873	414	7.0 %
Interest expense, net	7,496	6,777	719	10.6 %
Tax payments and penalties	(32)	(36)	4	(11.1)%
Non-cash addbacks[1]	(139)	2,029	(2,168)	(106.9)%
Share-based compensation	11,152	17,548	(6,396)	(36.4)%
Goodwill impairment charges	—	16,867	(16,867)	N/A
Change in fair value of liabilities	(3,316)	(1,395)	(1,921)	137.7 %
Unrealized (gains) losses on investments	(133)	(237)	104	N/A
Practice acquisition-related costs[2]	—	113	(113)	(100.0)%
Post-combination compensation expense[3]	374	2,048	(1,674)	N/A
Consulting and legal fees[4]	841	1,570	(729)	(46.4)%
Infrastructure and workforce costs[5]	6,427	5,965	462	7.7 %
Transaction costs[6]	18	141	(123)	(87.2)%
Adjusted EBITDA	$ (35,688)	$ (25,805)	$ (9,883)	38.3 %

[1] During the year ended December 31, 2024, non-cash addbacks were primarily comprised of non-cash rent of $411 and $259 loss on disposal of fixed assets. During the year ended December 31, 2023, non-cash addbacks were primarily comprised of a $2,020 of net bad debt write-off.

[2] Practice acquisition-related costs were comprised of consulting and legal fees incurred to perform due diligence, execute, and integrate acquisitions of various oncology practices.

[3] Deferred consideration payments for practice acquisitions that are contingent upon the seller's future employment at the Company.

[4] Consulting and legal fees were comprised of a subset of the Company's total consulting and legal fees during the years ended December 31, 2024 and 2023, and related to certain advisory projects, software implementations, and legal fees for debt financing and predecessor litigation matters.

[5] Infrastructure and workforce costs were primarily comprised of recruiting expenses to build out corporate infrastructure of $1,294 and $2,227, severance expenses resulting from cost rationalization programs of $343 and $979, temporary labor of $748 and $1,365, and lease terminations, settlements, and penalty addbacks of $3,921 and $1,289 during the years ended December 31, 2024 and 2023, respectively.

[6] Transaction costs were comprised of consulting and legal fees associated with non-recurring due diligence projects during the year ended December 31, 2024, and related to consulting, legal, administrative and regulatory fees associated with share repurchases and practice acquisitions during the year ended December 31, 2023.

Liquidity and Capital Resources

General

The accompanying financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and liabilities and commitments in the normal course of business. In connection with the preparation of the consolidated financial statements for the year ended December 31, 2024, the Company conducted an evaluation as to whether there were conditions and events, considered in the aggregate, which raised substantial doubt as to its ability to continue as a going concern within one year after the date of the issuance of such financial statements. The Company had cash and cash equivalents of $49,669 and an accumulated deficit of $210,813 at December 31, 2024, and a net loss of $64,663 and net cash used in operating and investing activities of $26,538 for the year ended December 31, 2024. In February 2025, the Company entered into an Amendment to the Facility Agreement (see Note 11 - Debt) in which the Company made a partial prepayment of approximately $20 million together with accrued and unpaid interest. Among other items, the Amendment provided for the removal of the financial covenant that required the Company to hold at least $40 million of cash

and cash equivalents (see Note 22 — Subsequent Events). Additionally, in March 2025, the Company entered into a securities purchase agreement for a private placement that resulted in gross proceeds of approximately $16.5 million, before deducting placement agent fees and offering expenses. Additionally, the Company's lender and existing investor, entered into an exchange agreement, in which approximately $4.1 million aggregate principal amount of the Company's senior secured convertible notes would be exchanged for common-equivalent preferred stock and warrants for common stock.

The Company has also taken a number of other actions to increase cash flow. As one of our strategic priorities in 2024 and beyond, the Company implemented an initiative to eliminate cash burn. Due to efforts towards working capital management that saw improvements across receivables, inventory, and payables, the Company was able to generate a positive cash flow from operations in Q4 2024 of approximately $4 million. Additionally, we generated an 11% reduction in SG&A expenses compared to the prior year directly as a result of our ongoing efforts to streamline operations, improve efficiency, and optimize our overhead resourcing.

Accordingly, the Company has concluded that it will have sufficient liquidity to fund its operations for at least one year from the date these consolidated financial statements are issued.

Although the Company currently expects its sources of capital to be sufficient to meet its near-term liquidity needs, there can be no assurance that such sources will be sufficient to satisfy its liquidity requirements in the future. If the Company cannot generate or obtain needed funds, it might be forced to make substantial reductions in its operating and capital expenses or pursue restructuring plans, which could adversely affect its business operations and ability to execute its current business strategy.

Cash Flows

The following table presents a summary of the Company's consolidated cash flows from operating, investing, and financing activities for the periods indicated.

(dollars in thousands)	Year Ended December 31, 2024	2023	Change $	%
Net cash and cash equivalents used in operating activities	$ (26,538)	$ (36,315)	$ 9,777	(26.9)%
Net cash and cash equivalents provided by investing activities	46,211	62,640	(16,429)	(26.2)%
Net cash and cash equivalents used in financing activities	(3,492)	(6,847)	3,355	(49.0)%
Net increase in cash and cash equivalents	$ 16,181	$ 19,478	$ (3,297)	(16.9)%
Cash and cash equivalents at beginning of period	33,488	14,010	19,478	139.0 %
Cash and cash equivalents at end of period	$ 49,669	$ 33,488	$ 16,181	48.3 %

Operating Activities

Significant changes impacting net cash and cash equivalents used in operating activities for the year ended December 31, 2024 as compared to the year ended December 31, 2023 were as follows:

- Net loss decreased of $18,405, primarily as a result of a $16,900 reduction of operation loss and a $1,921 decrease in the fair value of warrant, earnout and conversion option liabilities of for the year ended December 31, 2024 as compared to the year ended December 31, 2023;

- Cash used by accounts receivable increased $1,411 for the year ended December 31, 2024 as compared to the year ended December 31, 2023 due to new contract wins and therefore more services being provided and billed.

- Cash provided by accounts payable and accrued expenses increased $10,527 for the year ended December 31, 2024 as compared to the year ended December 31, 2023 primarily due to an increase in vendor payables resulting from the growth in the Company's business and strategic cash management;

- Cash used by purchasing inventory decreased $8,024 for the year ended December 31, 2024 as compared to the year ended December 31, 2023 as a result of favorable payment terms with suppliers and improved inventory management;

- Cash provided by prepaid and other current assets decreased $1,952 for the year ended December 31, 2024 as compared to the year ended December 31, 2023.

Investing Activities

Net cash provided by investing activities decreased $16,429 for the year ended December 31, 2024 as compared to the year ended December 31, 2023 due to the decrease in sale of marketable securities of $31,258, offset by $9,595 reduction in purchases of marketable securities, and a decrease in cash used for purchases of practice acquisitions and intangibles of $4,456.

Financing Activities

Net cash used by financing activities decreased $3,355 for the year ended December 31, 2024 as compared to the year ended December 31, 2023 primarily due to a $1,019 decrease in the common stock repurchase that was done in the prior year, and a $2,113 decrease in finance insurance premium payments during year ended December 31, 2024.

Material Cash Requirements

The Company's material cash requirements for the following five years consist of principal and interest due on the convertible note, operating leases and other miscellaneous items. Additionally, the Company is subject to certain outside claims and litigation arising out of the ordinary course of business, however, no such litigation requires future cash expenditure as of December 31, 2024.

(dollars in thousands)	Material Cash Requirements Due by the Year Ended December 31,				
	2025	2026-2027	2028-2029	Thereafter	Total
Convertible note[1]	$ 4,461	$ 117,125	$ —	$ —	$ 121,586
Operating leases	8,467	14,961	8,221	3,556	35,205
Deferred acquisition and contingent consideration	225	—	—	—	225
Other[2]	840	68	—	—	908
Total material cash requirements	$ 13,993	$ 132,154	$ 8,221	$ 3,556	$ 157,924

[1] Includes principal and interest payments due.
[2] Other is comprised of finance leases and D&O financing

JOBS Act

The Company qualifies as an "emerging growth company," as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and has elected to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company that is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Critical Accounting Policies and Estimates

Our management's discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting periods. These items are monitored and analyzed by us for changes in facts and circumstances, and material changes in these estimates could occur in the future. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ significantly from these estimates under different assumptions or conditions.

Our significant accounting policies are more fully described in the notes to our audited consolidated financial statements elsewhere in this Annual Report on Form 10-K. We believe that the following accounting policies reflects the most critical judgments and estimation uncertainty used in the preparation of our Consolidated Financial Results.

Variable Interest Entities

The Company consolidates entities for which it has a variable interest and is determined to be the primary beneficiary. The Company holds variable interests in the TOI PCs, comprised of The Oncology Institute CA, a Professional Corporation ("TOI CA") and The Oncology Institute FL, LLC ("TOI FL") and The Oncology Institute TX, a Professional Association ("TOI TX"), all of which the Company cannot legally own due to jurisdictional laws governing the corporate practice of medicine. The TOI PCs employ physicians and other clinicians in order to provide professional services to patients of our managed clinics, and under substantially similar management services agreements, or MSAs, we serve as the exclusive manager and administrator of the TOI PCs' non-medical functions and services. The TOI PCs are considered variable interest entities ("VIEs") as they do not have sufficient equity to finance their activities without additional financial support from the Company. An enterprise having a controlling financial interest in a VIE must consolidate the VIE if it has both power and benefits — that is, it has (1) the power to direct the activities of a VIE that most significantly impacts the VIE's economic performance (power), and (2) the obligation to absorb the losses of the VIE that potentially could be significant to the VIE or the right to receive benefits from the VIE that potentially could be significant to the VIE (benefits). The Company has the power to control all financial activities of the TOI PCs, the rights to receive substantially all benefits from the VIEs, and consequently consolidates the TOI PCs. Revenues, expenses, and income from the TOI PCs are included in the consolidated amounts as presented on the Consolidated Statements of Operations.

Segment Reporting

The Company presents the financial statements by segment in accordance with the relevant accounting literature to provide investors with transparency into how the chief operating decision maker ("CODM") manages the business. The Company's CODM is our Chief Executive Officer. The CODM reviews financial information and allocates resources across three operating segments: dispensary, patient services, and clinical trials & other.

Revenue Recognition

The Company recognizes consolidated revenue based upon the principle of the transfer of control of our goods and services to customers in an amount that reflects the consideration it expects to be entitled. This principle is achieved through applying the following five-step approach:

1. Identification of the contract, or contracts, with a customer.

2. Identification of the performance obligations in the contract.

3. Determination of the transaction price.

4. Allocation of the transaction price to the performance obligations in the contract.

5. Recognition of revenue when, or as, the entity satisfies a performance obligation.

Consolidated revenue primarily consists of capitation revenue, fee-for-service (FFS) revenue, dispensary revenue, and clinical trials revenue. Revenue is recognized in the period in which services are rendered or the period in which the TOI PCs are obligated to provide services. The form of billing and related risk of collection for such services may vary by type of revenue and the payor. The following paragraphs provide a summary of the principal forms of billing arrangements and how revenue is recognized for each.

Capitation

Capitation contracts have a single performance obligation that is a stand ready obligation to perform specified healthcare services to the population of enrolled members and constitutes a series for the provision of managed healthcare services for the term of the contract, which is deemed to be one month since the mix of patient-customers can and do change month over month. The transaction price for capitation contracts is variable as it primarily includes PMPM fees associated with unspecified membership that fluctuates throughout the term of the contract. Further, we adjust the transaction price for capitation deductions based on historical experience. Revenue is recognized in the month services are rendered on the basis of the transaction price established at that time. If subsequent information resolves uncertainties related to the transaction price, adjustments will be

recognized in the period they are resolved. When payment has been received but services have not yet been rendered, the payment is recognized as a contract liability.

Fee For Service

FFS revenue consists of fees for medical services actually provided to patients. These medical services are distinct since the patient can benefit from the medical services on their own. Each service constitutes a single performance obligation for which the patient accepts and receives the benefit of the medical services as they are performed.

The transaction price from FFS arrangements is variable in nature because fees are based on patient encounters, credits due to patients, and reimbursement of provider costs, all of which can vary from period to period. The Company estimates the transaction price using the most likely methodology and amounts are only included in the net transaction price to the extent that it is probable that a significant reversal of cumulative revenue will not occur once any uncertainty is resolved. As a practical expedient, the Company adopted a portfolio approach to determine the transaction price for the medical services provided under FFS arrangements. Under this approach, the Company bifurcated the types of services provided and grouped health plans with similar fees and negotiated payment rates.

At these levels, portfolios share the characteristics conducive to ensuring that the results do not materially differ from the standard applied to individual patient contracts related to each medical service provided.

Revenue is recorded on the date the services are rendered based on the information known at the time of entering of such information into our billing systems as well as an estimate of the revenue associated with medical services. When the performance obligation is not satisfied, the billing is recognized as a contract liability.

Dispensary

Dispensed prescriptions that are filled and delivered to the patient are considered a distinct performance obligation. The transaction price for the prescriptions is based on fee schedules set by PBMs and other third-party payors. The fee schedule is often subject to DIR fees, which are based primarily on pre-established metrics. DIR fees may be assessed in periods after payments are received against future payments. The Company estimates DIR fees to arrive at the transaction price for prescriptions. Revenue is recognized based on the transaction at the time the patient takes possession of the oral drug.

Clinical Research & Other

Clinical research contracts represent a single, integrated set of research activities and thus are a single performance obligation. The performance obligation is satisfied over time as the output is captured in data and documentation that is available for the customer to consume over the course of arrangement and furthers progress of the clinical trial. The Company has elected to recognize revenue for clinical trials using the 'as-invoiced' practical expedient. The customer is invoiced periodically based on the progress of the trial such that each invoice captures the revenue earned to date based on the state of the trial as established under contract with the customer.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

A valuation allowance is required when there is significant uncertainty as to whether certain deferred tax assets can be realized. The ability to realize deferred tax assets is dependent upon our ability to generate sufficient taxable income within the

carryforward periods provided for in the tax law for each tax jurisdiction. We have considered the following possible sources of taxable income when assessing the realization of our deferred tax assets:

- future reversals of existing taxable temporary differences;
- future taxable income or loss, exclusive of reversing temporary differences and carryforwards;
- tax-planning strategies; and
- taxable income in prior carryback years.

We will continue to reevaluate the continued need for a valuation allowance. Relevant factors include:

- current financial performance;
- our ability to meet short-term and long-term financial and taxable income projections;
- the overall market environment; and
- the volatility and trends in the industry in which we operate.

Goodwill and Intangible Assets

The Company accounts for goodwill and intangible assets under Accounting Standards Codification Topic No. 350, *Goodwill and Other* ("ASC 350"). Goodwill represents the excess of the fair value of the consideration conveyed in acquisition over the fair value of net assets acquired.

Goodwill is not amortized but is required to be evaluated for impairment at the same time every year. The Company performs annual testing of impairment for goodwill in the fourth quarter of each year or earlier if potential impairment indicators exist. When impairment indicators are identified, the Company compares the reporting unit's fair value to its carrying amount, including goodwill. An impairment loss is recognized as the difference, if any, between the reporting unit's carrying amount and its fair value to the extent the difference does not exceed the total amount of goodwill allocated to the reporting unit.

Under ASC 350, finite-lived intangible assets are stated at acquisition-date fair value. Intangible assets are amortized using the straight-line method.

Finite-lived intangible assets are stated at acquisition-date fair value. Intangible assets are amortized using the straight-line method. Finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When circumstances indicate that recoverability may be impaired, the Company assesses its ability to recover the carrying value of the asset group from the expected future pre-tax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. Fair value is determined based on appropriate valuation techniques.

Recent Accounting Pronouncements

For information regarding recent accounting pronouncements, refer to Note 2 of our consolidated financial statements included in this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure due to potential changes in inflation or interest rates. We do not hold financial instruments for trading purposes.

Interest Rate Risk

We held cash and cash equivalents of $49,669 as of December 31, 2024, consisting of bank deposits and Treasury bills. Such interest-earning instruments carry a degree of interest rate risk. The goals of our investment policy are liquidity and capital preservation. We believe that we do not have any material exposure to changes in the fair value of these assets as a results of changes in interest rates due to the short-term nature of our cash and cash equivalents.

Inflation Risk

Recently, inflation has increased throughout the U.S. economy. Inflation can adversely affect us by increasing the costs of drugs, clinical trials and research, administration and other costs of doing business. We may experience increases in the prices of labor and other costs of doing business. In an inflationary environment, cost increases may outpace our expectations, causing us to use our cash and other liquid assets faster than forecasted. If this happens, we may need to raise additional capital to fund our operations, which may not be available in sufficient amounts or on reasonable terms, if at all, sooner than expected.

Impairment Risk

Impairment risk refers to the risk that the Company will write down a material amount of its goodwill or intangible assets. This risk is assessed at least annually in the fourth quarter each year when the Company performs its impairment testing. To the extent that, among other factors, (i) there is underperformance in one or more reporting units (ii) a potential recession further disrupts the economic environment or (iii) interest rates continue to rise in response to persistent inflation, the fair value of one or more of the reporting units could fall below their carrying value, resulting in a goodwill or intangible impairment charge.

For the year ended December 31, 2024, the Company recognized no impairment charge to write-down the carrying value of goodwill related to patient services in excess of the fair value.

Item 8. Financial Statements and Supplementary Data

Table of Contents

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
The Oncology Institute, Inc.
Cerritos, California

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of The Oncology Institute, Inc. (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, P.C.

We have served as the Company's auditor since 2019.

Costa Mesa, California

March 25, 2025

THE ONCOLOGY INSTITUTE, INC.
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands, except share data)

		December 31, 2024		December 31, 2
Assets				
Current assets:				
Cash and cash equivalents	$	49,669	$	1
Marketable securities		—		4
Accounts receivable, net		48,335		4
Other receivables		346		
Inventories		10,039		1
Prepaid expenses and other current assets		4,029		
Total current assets		112,418		14
Property and equipment, net		11,888		1
Operating right of use assets		25,782		2
Intangible assets, net		14,810		1
Goodwill		7,230		
Other assets		589		
Total assets	$	172,717	$	20
Liabilities and stockholders' equity				
Current liabilities:				
Accounts payable	$	24,324	$	1
Current portion of operating lease liabilities		6,798		
Accrued expenses and other current liabilities		21,093		1
Total current liabilities		52,215		3
Operating lease liabilities		23,223		2
Derivative warrant liabilities		17		
Conversion option derivative liabilities		385		
Long-term debt, net of unamortized debt issuance costs		93,131		8
Other non-current liabilities		125		
Deferred income taxes liability		32		
Total liabilities		169,128		1:
Commitments and contingencies (Note 15)		—		
Stockholders' equity:				
Common Stock, 0.0001 par value, authorized 500,000,000 shares; 77,470,886 shares issued and 75,737,112 shares outstanding at December 31, 2024 and 75,879,025 shares issued and 74,145,251 shares outstanding at December 31, 2023		8		
Series A Convertible Preferred Stock, 0.0001 par value, authorized 10,000,000 shares; 165,045 shares issued and outstanding at December 31, 2024 and 2023		—		
Additional paid-in capital		215,413		20
Treasury Stock at cost, 1,733,774 shares at December 31, 2024 and 2023		(1,019)		(
Accumulated deficit		(210,813)		(14
Total stockholders' equity		3,589		3
Total liabilities and stockholders' equity	$	172,717	$	20

Note: The Company's consolidated balance sheets include the assets and liabilities of its consolidated variable interest entities ("VIEs"). The consolidated balance sheets include total assets that can be used only to settle obligations of the Company's consolidated VIEs totaling $70,804 and $71,305 as of December 31, 2024 and 2023, respectively, and total liabilities of the

Company's consolidated VIEs for which creditors do not have recourse to the general credit of the Company totaling $274,001 and $210,422 as of December 31, 2024 and 2023, respectively. See Note 17 for further details.

See accompanying notes to the consolidated financial statements.

THE ONCOLOGY INSTITUTE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(US Dollars in thousands, except share and per share data)

		Year Ended December 31,		
		2024		**2023**
Revenue				
Patient services	$	204,883	$	213,504
Dispensary		179,916		103,835
Clinical trials & other		8,613		6,900
Total operating revenue		393,412		324,239
Operating expenses				
Direct costs – patient services		186,880		181,017
Direct costs – dispensary		151,231		83,071
Direct costs – clinical trials & other		1,304		578
Goodwill impairment charges		—		16,867
Selling, general and administrative expense		107,828		113,851
Depreciation and amortization		6,287		5,873
Total operating expenses		453,530		401,257
Loss from operations		(60,118)		(77,018)
Other non-operating expense (income)				
Interest expense, net		7,496		6,777
Change in fair value of derivative warrant liabilities		(619)		286
Change in fair value of earnout liabilities		—		(803)
Change in fair value of conversion option derivative liabilities		(2,697)		(878)
Other, net		365		704
Total other non-operating loss expense		4,545		6,086
Loss before provision for income taxes		(64,663)		(83,104)
Income tax benefit		—		36
Net loss	$	(64,663)	$	(83,068)
Net loss per share attributable to common stockholders:				
Net loss attributable to common stockholders, basic and diluted	$	(53,005)	$	(67,877)
Weighted-average number of shares outstanding, basic and diluted		75,043,678		73,748,660
Net loss per share attributable to common stockholders, basic and diluted	$	(0.71)	$	(0.92)

See accompanying notes to the consolidated financial statements.

THE ONCOLOGY INSTITUTE, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(US Dollars in thousands, except share data)

| | Common Stock | | Series A Convertible Preferred Stock | | | | | |
	Shares	Amount	Shares	Amount	Treasury stock	Additional paid in capital	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2022	73,265,621	$ 7	165,045	$ —	$ —	$ 186,250	$ (63,082)	$ 123,175
Net loss	—	—	—	—	—	—	(83,068)	(83,068)
Issuance of common stock upon vesting of RSUs	2,475,089	1	—	—	—	—	—	1
Issuance of common stock upon exercise of options	138,315	—	—	—	—	126	—	126
Share-based compensation expense	—	—	—	—	—	17,810	—	17,810
Treasury stock purchase	—	—	—	—	(1,019)	—	—	(1,019)
Balance at December, 31, 2023	75,879,025	$ 8	165,045	$ —	$ (1,019)	$ 204,186	$ (146,150)	$ 57,025
Net loss	—	—	—	—	—	—	(64,663)	(64,663)
Issuance of common stock upon vesting of RSUs	1,504,511	—	—	—	—	—	—	—
Issuance of common stock upon exercise of options	87,350	—	—	—	—	75	—	75
Share-based compensation expense	—	—	—	—	—	11,152	—	11,152
Balance at December 31, 2024	77,470,886	$ 8	165,045	$ —	$ (1,019)	$ 215,413	$ (210,813)	$ 3,589

See accompanying notes to the consolidated financial statements.

THE ONCOLOGY INSTITUTE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US Dollars in thousands)

		Year Ended December 31,		
		2024		**2023**
Cash flows from operating activities:				
Net loss	$	(64,663)	$	(83,068)
Adjustments to reconcile net loss to cash and cash equivalents used in operating activities:				
Depreciation and amortization		6,287		5,873
Amortization of debt issuance costs and debt discount		6,305		6,205
Goodwill impairment charges		—		16,867
Share-based compensation		11,152		17,810
Change in fair value of liability classified warrants		(619)		286
Change in fair value of liability classified earnouts		—		(803)
Change in fair value of liability classified conversion option derivatives		(2,697)		(878)
Unrealized (gain) loss on investments		(133)		(249)
Accretion of discount on investment securities		(500)		(2,631)
Deferred taxes		—		(76)
Bad debt expense		—		2,020
(Gain) loss on disposal of property and equipment		271		(30)
Changes in operating assets and liabilities, net of business combinations:				
Accounts receivable		(5,975)		(4,564)
Inventories		3,639		(4,385)
Other receivables		205		66
Prepaid expenses		1,176		3,128
Operating lease right-of-use assets		3,387		5,806
Other assets		(28)		(84)
Accrued expenses and other current liabilities		9,471		3,357
Income taxes payable		—		(255)
Accounts payable		9,215		5,057
Current and long-term operating lease liabilities		(2,828)		(5,324)
Other non-current liabilities		(203)		(443)
Net cash and cash equivalents used in operating activities		(26,538)		(36,315)
Cash flows from investing activities:				
Purchases of property and equipment		(3,789)		(4,567)
Cash paid for practice acquisitions, net		—		(4,456)
Purchases of marketable securities/investments		—		(9,595)
Sales of marketable securities/investments		50,000		81,258
Net cash and cash equivalents provided by investing activities		46,211		62,640
Cash flows from financing activities:				
Payments made for financing of insurance payments		(1,156)		(3,269)
Payment of deferred consideration liability for acquisition		(2,372)		(2,584)
Principal payments on financing leases		(39)		(101)
Common stock repurchase		—		(1,019)
Common stock issued for options exercised		75		126
Net cash and cash equivalents used in financing activities		(3,492)		(6,847)
Net increase in cash and cash equivalents		16,181		19,478
Cash and cash equivalents at beginning of period		33,488		14,010
Cash and cash equivalents at end of period	$	49,669	$	33,488
Supplemental disclosure of cash flow information:				
Cash paid for:				
Income taxes	$	—	$	403
Interest	$	4,498	$	4,506
Supplemental disclosure of noncash investing and financing activities:				
Deferred consideration as part of practice acquisitions	$	—	$	1,813
Financed insurance premiums	$	844	$	1,253
Purchases of property and equipment included in accounts payable	$	680	$	182

See accompanying notes to the consolidated financial statements.

69

THE ONCOLOGY INSTITUTE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023
(US Dollars in thousands, except share data)

Note 1. Description of the Business

Overview of the Business

The Oncology Institute, Inc. ("TOI") was formerly known as DFP Healthcare Acquisitions Corp. ("DFPH"). TOI is a Delaware corporation originally formed in 2019 as a publicly-traded special purpose acquisition company for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination ("Business Combination"). The business of the Company (as defined below) was originally founded in 2007 and is a community oncology practice that operates value-based oncology services platforms. TOI has various wholly-owned subsidiaries, including The Oncology Institute, LLC ("TOI LLC") (which was formerly known as TOI Parent, Inc.), The Oncology Institute of Hope and Innovation Patient Safety Organization, LLC, and TOI Management, LLC ("TOI Management"). Additionally, TOI Management holds master services agreements with affiliated physician-owned professional entities ("TOI PCs") that confer controlling financial interest over the professional entities and their wholly-owned subsidiaries (TOI PCs, together with TOI, the "Company").

On November 12, 2021 ("Closing Date"), a series of mergers closed (the "Business Combination"), which resulted in DFPH emerging as the parent of the combined entity Orion Merger Sub II, LLC and TOI Parent (together, "Legacy TOI"). DFPH was renamed "The Oncology Institute, Inc." and its common stock and "public warrants" continued to be listed on Nasdaq under the ticker symbols "TOI" and "TOIIW," respectively.

Operationally, the Company's medical centers provide a complete suite of medical oncology services including: physician services, in-house infusion and pharmacy, clinical trials, radiation, educational seminars, support groups, counseling, and 24/7 patient assistance. TOI's mission is to heal and empower cancer patients through compassion, innovation and state-of-the-art medical care. The Company brings comprehensive, integrated cancer care into the community setting, including clinical trials, palliative care programs, stem cell transplants, and other care delivery models traditionally associated with non-community-based academic and tertiary care settings. In addition, the Company, through it consolidating subsidiary TOI Clinical Research, LLC ("TCR"), performs cancer clinical trials through a network of cancer care specialists. TCR conducts clinical trials for a broad range of pharmaceutical and medical device companies from around the world.

The Company has 119 oncologists and mid-level professionals across 72 clinic locations located within five states: California, Florida, Arizona, Oregon, and Nevada. The Oncology Institute CA, a Professional Corporation ("TOI CA"), one of the TOI PCs, is comprised of the clinic locations in California, Nevada, and Arizona. The Company has contractual relationships with multiple payors, serving Medicare, including Medicare Advantage, Medi-Cal, and commercial patients.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of TOI, its subsidiaries, all of which are controlled by TOI through majority voting control, and variable interest entities ("VIE") for which TOI (through TOI Management) is the primary beneficiary. The Company consolidates entities in which it has a controlling financial interest based on either the variable interest entity or voting interest model. All significant intercompany balances and transactions have been eliminated in consolidation.

Variable Interest Entities

The Company consolidates entities for which it has a variable interest and is determined to be the primary beneficiary. Noncontrolling interests in less-than-wholly-owned consolidated subsidiaries of the Company are presented as a component of total equity to distinguish between the interests of the Company and the interests of the noncontrolling owners. Revenues, expenses, and net income (loss) from these subsidiaries are included in the consolidated amounts as presented on the Consolidated Statements of Operations.

The Company holds variable interests in TOI PCs, which it cannot legally own, as a result of entering into master services agreements ("MSAs"). As of December 31, 2024, TOI held variable interests in TOI CA, The Oncology Institute FL, LLC, a Professional Corporation ("TOI FL"), The Oncology Institute OR, a Professional Corporation ("TOI OR"), and The Oncology Institute TX, a Professional Association ("TOI TX"), all of which are VIEs. The Company is the primary beneficiary of the TOI PCs, and thus, consolidates the TOI PCs in its financial statements. As discussed in Note 17, the noncontrolling shareholders hold nominal interests in the VIEs and do not participate in the income or loss of the VIEs.

Liquidity

The accompanying financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and liabilities and commitments in the normal course of business. In connection with the preparation of the consolidated financial statements for the year ended December 31, 2024, the Company conducted an evaluation as to whether there were conditions and events, considered in the aggregate, which raised substantial doubt as to its ability to continue as a going concern within one year after the date of the issuance of such financial statements. The Company had cash and cash equivalents of $49,669 and an accumulated deficit of $210,813 at December 31, 2024, and a net loss of $64,663 and net cash used in operating of $26,538 for the year ended December 31, 2024. In 2025, the Company entered into an Amendment to the Facility Agreement (see Note 11 - Debt) in which the Company made a partial prepayment of approximately $20 million together with accrued and unpaid interest. Among other items, the Amendment provided for the removal of the financial covenant that required the Company to hold at least $40 million of cash and cash equivalents. Additionally, on March 24, 2025, the Company entered into a securities purchase agreement for a private placement that resulted in gross proceeds of approximately $16.5 million to the Company before deducting placement agent fees and offering expenses (see Note 22 — Subsequent Events).

The Company has also taken a number of other actions to increase cash flow. As one of the Company's strategic priorities in 2024 and beyond, the Company implemented initiatives to reduce costs and more effectively manage working capital, which resulted in generating positive cash flows from operations in the fourth quarter of 2024 of approximately $4 million (unaudited).

Accordingly, the Company has concluded that it will have sufficient liquidity to fund its operations for at least one year from the date these consolidated financial statements are issued. Although the Company currently expects its sources of capital to be sufficient to meet its near-term liquidity needs, there can be no assurance that such sources will be sufficient to satisfy its liquidity requirements in the future. If the Company cannot generate or obtain needed funds, it might be forced to make substantial reductions in its operating and capital expenses or pursue restructuring plans, which could adversely affect its business operations and ability to execute its current business strategy.

Business Combinations

The Company accounts for all transactions that represent business combinations using the acquisition method of accounting under Accounting Standards Codification Topic No. 805, *Business Combinations* ("ASC 805"). The Company first assesses whether an acquisition constitutes a business combination or asset acquisition by applying the screening test and analyzing whether the acquired entity has substantive inputs, processes, and the ability to produce outputs. Upon concluding an acquisition is a business combination, per ASC 805, the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired entity are recognized and measured at their fair values on the date an entity obtains control of the acquiree. Such fair values that are not finalized for reporting periods following the acquisition date are estimated and recorded as provisional amounts. Adjustments to these provisional amounts during the measurement period (defined as the date through which all information required to identify and measure the consideration transferred, the assets acquired, the liabilities assumed, and the noncontrolling interests obtained, limited to one year from the acquisition date) are recorded when identified. Goodwill is determined as the excess of the fair value of the consideration exchanged in the acquisition over the fair value of the net assets acquired.

Segment Reporting

The Company presents the financial statements by segment in accordance with Accounting Standard Codification Topic No. 280, *Segment Reporting* ("ASC 280") to provide investors with transparency into how the chief operating decision maker ("CODM") manages the business. The Company determined the CODM is its Chief Executive Officer. The CODM reviews financial information and allocates resources across three operating segments: patient services, dispensary, and clinical trials & other. Each of the operating segments is also a reporting segment as described further in Note 20.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates under different assumptions or conditions. Significant items subject to such estimates and assumptions include judgements related to fee-for-service ("FFS") revenue recognition, estimated FFS accounts receivable and the allowance for credit losses, useful lives and recoverability of long-lived assets, recoverability of goodwill, fair values of acquired identifiable assets and assumed liabilities in business combinations, fair value of share-based compensation, fair value of liability classified instruments, and judgements related to deferred income taxes.

For the twelve months ended December 31, 2024, due to historical Direct and Indirect Remuneration ("DIR") fee run out data and low reimbursement, the Company changed its estimates for DIR fees incurred. The result of this change in estimate resulted in a decrease to the dispensary operating revenue segment and net income by approximately $3.0 million for the twelve months ended December 31, 2024.

Net Income (Loss) Per Share

Basic and diluted net income (loss) per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The Company's Series A Convertible Preferred Stock is classified as a participating security in accordance with ASC 260. Under the two-class method, basic and diluted net income (loss) per share attributable to common stockholders is computed by dividing the basic and diluted net income (loss) attributable to common stockholders by the basic and diluted weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share attributable to common stockholders adjusts basic net loss per share for the potentially dilutive impact of stock options, restricted stock units, Medical RSUs (defined in Note 14), earnout shares (defined in Note 14), public warrants, private placement warrants, and Senior Secured Convertible Notes (defined in Note 11).

The treasury stock method is used to calculate the potentially dilutive effect of stock options, RSUs, public warrants, and private placement warrants. The if-converted method is used to calculate the potentially dilutive effect of the Senior Secured Convertible Notes. In both methods, diluted net income (loss) attributable to common stockholders and diluted weighted-average shares outstanding are adjusted to account for the impact of the assumed issuance of potential common shares that are dilutive, subject to dilution sequencing rules. The earnout shares are contingently issuable; therefore, the earnout shares are excluded from basic and diluted net income (loss) per share until the market conditions have been met. The Medical RSUs are also contingently issuable; therefore, they are excluded from basic net income (loss) per share until the performance and service conditions have been met (see more detail in Note 14). Further, the number of contingently issuable Medical RSUs included in diluted net income (loss) per share is based on the number of shares, if any, that would be issuable if the end of the reporting period were the end of the contingency period and if the result would be dilutive. For the periods presented, the public and private placement warrants are out of the money; therefore, the public and private placement warrants are antidilutive and excluded from diluted net loss per share.

Revenue Recognition

The Company follows the accounting requirements of Accounting Standard Codification Topic No. 606, *Revenue from Contracts with Customers* ("ASC 606"). The core principle of ASC 606 is to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled in exchange for those goods or services. This principle is achieved through applying the following five-step approach:

1.   Identification of the contract, or contracts, with a customer.

2.   Identification of the performance obligations in the contract.

3.   Determination of the transaction price.

4.   Allocation of the transaction price to the performance obligations in the contract.

5.   Recognition of revenue when, or as, an entity satisfies a performance obligation.

The Company receives payments from the following sources for services rendered and when prescriptions are delivered: (i) commercial insurers; (ii) the federal government under the Medicare program administered by the Centers for Medicare and Medicaid Services ("CMS"); (iii) state governments under the Medicaid and other programs; (iv) other third-party payors (e.g., hospitals and independent practice associations ("IPAs")); and (v) individual patients and clients.

Revenue primarily consists of capitation revenue, FFS revenue, dispensary revenue, and clinical trials revenue. Revenue is recognized in the period in which services are rendered and prescriptions are delivered or the period in which the Company is obligated to provide services. The form of billing and related risk of collection for such services may vary by type of revenue and the payor. The following paragraphs provide a summary of the principal forms of the Company's billing arrangements and how revenue is recognized for each.

Capitation

Capitation revenues of the Company consist primarily of fees for medical services provided to patients by the Company under a capitated arrangement with various managed care organizations. Capitation revenue is paid monthly to the Company based on the number of enrollees assigned to the Company by the contracted managed care organization (per member, per month; or "PMPM"). Capitation contracts generally have a legal term of one year or longer. Capitation contracts have a single performance obligation that is a stand ready obligation to perform healthcare services to the population of enrolled members and constitutes a series for the provision of managed healthcare services for the term of the contract, which is deemed to be one month since the mix of patient-customers can and do change month over month. The transaction price for capitation contracts is variable as it primarily includes PMPM fees associated with unspecified membership that fluctuates throughout the contract. The Company generally estimates the transaction price using the most likely methodology and amounts are only included in the transaction price to the extent that it is probable that a significant reversal of cumulative revenue will not occur once any uncertainty is resolved. Certain contracts include terms for a capitation deduction where the cost of out-of-network referrals of members by the Company are deducted from the future payment. The deductions vary depending on the payor and are often not known until a future period. As such, the Company adjusts the transaction price for capitation deductions based on historic experience such that the capitation revenue is recognized to the extent that it is not probable a significant reversal of revenue will occur in the future. Revenue is recognized in the month services are rendered on the basis of the transaction price established at that time. If subsequent information resolves uncertainties related to the transaction price, adjustments will be recognized in the period they are resolved. When payment has been received but services have not yet been rendered, the payment is recognized as a contract liability.

Fee-for-Service Revenue

FFS revenue represents revenue earned under contracts in which the Company bills and collects for medical services rendered by the Company's employed or contracted physicians. The terms for FFS contracts are short in duration and only last for the period over which services are rendered (typically, one day). FFS revenue consists of fees for medical services provided to patients. These medical services are capable of being distinct since the patient can benefit from the medical services on their own. Each service constitutes a single performance obligation for which the patient accepts and receives the benefit of the medical services as they are performed.

Under the FFS arrangements, the Company bills third-party payors and patients for patient care services provided. Payments for services provided are generally less than billed charges. The Company records revenue net of an allowance for contractual adjustments, which represents the net revenue expected to be collected from third-party payors (including managed care, commercial, and governmental payors such as Medicare and Medicaid), and patients. These expected collections are based on fees and negotiated payment rates in the case of third-party payors, the specific benefits provided for under each patient's healthcare plans, mandated payment rates in the case of Medicare and Medicaid programs, and historical cash collections (net of recoveries).

The transaction price from FFS arrangements is variable in nature because fees are based on patient encounters, credits due to patients, and reimbursement of provider costs, all of which can vary from period to period. The Company estimates the transaction price using the most likely methodology and amounts are only included in the net transaction price to the extent that it is probable that a significant reversal of cumulative revenue will not occur once any uncertainty is resolved. As a practical expedient, the Company uses a portfolio approach to determine the transaction price for the medical services provided under FFS arrangements. Under this approach, the Company bifurcates the types of services provided and grouped health plans with similar fees and negotiated payment rates. At these levels, portfolios share the characteristics conducive to ensuring that the

results do not materially differ from the standard applied to individual patient contracts related to each medical service provided.

The recognition of net revenue (gross charges less contractual allowances) from such services is dependent on such factors as proper completion of medical charts following a patient visit, the forwarding of such charts to the Company's billing center for medical coding and entering into the Company's billing system, and the verification of each patient's submission or representation at the time services are rendered as to the payor(s) responsible for payment of such services. Revenue is recorded on the date the services are rendered based on the information known at the time of entering of such information into the Company's billing systems as well as an estimate of the revenue associated with medical services. When the performance obligation is not satisfied, the billing is recognized as a contract liability.

Dispensary

The Company sells oral prescription drugs directly through its dispensaries and pharmacy. Each prescription filled and delivered to the customer is a distinct performance obligation. The transaction price for the prescriptions is based on fee schedules set by various pharmacy benefit managers ("PBMs") and other third party payors. The fee schedule is often subject to DIR fees, which are based primarily on pre-established metrics. DIR fees may be assessed in periods after payments are received against future payments. Prior to January 1, 2024, the Company estimated DIR fees to arrive at the transaction price for prescriptions related to fills. Effective January 1, 2024, DIR fees are assessed at the time of payment. The Company recognizes revenue based on the transaction at the time the customer takes possession of the oral drug. DIR fees are reflected in the net reimbursements received.

Clinical Trials & Other Revenue

The Company enters into contracts to perform clinical research trials. The terms for clinical trial contracts last many months as the clinical research is performed. Each contract represents a single, integrated set of research activities and thus is a single performance obligation. The performance obligation is satisfied over time as the output is captured in data and documentation that is available for the customer to consume over the course of arrangement and furthers progress of the clinical trial. Under the clinical trial contracts, the Company receives a fixed payment for administrative, set-up, and close-down fees; a fixed amount for each patient site visit; and certain expense reimbursements. Under ASC 606, the Company has elected to recognize revenue for these arrangements using the 'as-invoiced' practical expedient. The Company invoices the customer periodically based on the progress of the trial such that each invoice captures the revenue earned to date based on the state of the trial as established between the Company and the customer and corresponds directly to the value to the customer of the Company's performance completed to date.

Direct Costs of Sales

Direct cost of sales primarily consists of wages paid to clinical personnel and other health professionals, oral and IV drug costs, and other medical supplies used to provide patient care. The Company's costs for clinical personnel wages are expensed as incurred and the Company's costs for inventory and medical supplies are expensed when used, generally by applying the specific identification method.

Cash and Cash Equivalents

Cash primarily consists of deposits with banking institutions. The Company considers all highly liquid investments that are both readily convertible into cash and mature within three months from the date of purchase to be cash equivalents.

Accounts Receivable and Allowance for Credit Losses

The Company's accounts receivables are recorded and stated at the amount expected to be collected determined by each payor, net of an allowance for credit losses, under ASC Topic No. 310, *Receivables* ("ASC 310"). In accordance with ASC Topic No. 326, *Financial Instruments — Credit Losses* ("ASC 326"), the Company recognizes credit losses based on a forward-looking current expected credit losses ("CECL") model. The Company segregates accounts receivables into portfolio segments based on shared risk characteristics, such as line of business and payor type, for evaluation of expected credit losses. The Company makes estimates of expected credit losses based upon its assessment of various factors, including the age of accounts receivable balances, default-based statistics, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The allowance for credit losses is developed using a loss rate method and is recognized in the Consolidated Statement of Operations. The uncollectible accounts receivables are written off on a quarterly basis in the period when collection activities cease due to a final determination that all

or a portion of the balance is no longer collectible and if there is no pending litigation activity related to the receivable. No allowance for credit losses was recorded as of December 31, 2024 and 2023.

Inventories

The Company accounts for inventory under Accounting Standard Codification Topic No. 330, *Inventory* ("ASC 330"). Inventories consist of intravenous chemotherapy drugs and oral prescription drugs. Inventories are stated at the lower of cost, determined using the weighted average cost method of inventory valuation, or net realizable value. Net realizable value is determined using the selling price, less costs to sell.

The Company receives purchase discounts on products purchased. Contractual arrangements with vendors, including manufacturers and wholesalers, normally provide for the Company to receive purchase discounts from established list prices in one, or a combination, of the following forms: (i) a direct discount at the time of purchase or (ii) a discount for the prompt payment of invoices. Additionally, in other circumstances, the Company may receive rebates when products are purchased indirectly from a manufacturer (e.g., through a wholesaler). These rebates are recognized when intravenous chemotherapy drugs and oral prescription drugs are dispensed and are generally calculated by manufacturers within 30 days after the end of each completed quarter. The Company also receives additional rebate under its wholesaler contracts if it exceeds contractually defined annual purchase volumes. Purchase rebates are recorded as reductions to cost of services.

Property and Equipment, net

The Company accounts for property and equipment under Accounting Standard Codification Topic No. 360, *Property, Plant, and Equipment* ("ASC 360"). As required under ASC 360, the Company states property and equipment at cost, net of accumulated depreciation. Property and equipment is depreciated using the straight-line method over the estimated useful lives of the related assets, as described further in Note 8. Maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the Consolidated Statements of Operations.

When events or changes in circumstances indicate that the carrying amount of long-lived assets, including property and equipment, or other long-lived assets, may not be recoverable, an evaluation of the recoverability of currently recorded costs is performed. When an evaluation is performed, the estimated value of undiscounted future net cash flows associated with the asset groups is compared to the asset groups' carrying value to determine if a write-down to fair value is required. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset group exceeds the fair value of the assets. There were no impairment adjustments recorded for long-lived assets during the years ended December 31, 2024 and 2023.

Accounts Payable, Accrued Expenses, and Other Current Liabilities

Accounts payable primarily consists of unpaid invoices related to routine operating expenses. Accrued expenses and other current liabilities primarily consist of accruals made for payroll expenses, overpayments from payors, and deferred capitation.

Leases

The Company accounts for its leasing arrangements in accordance with Accounting Standards Codification, Topic No. 842, *Leases* ("ASC 842"), which requires lessees to recognize assets and liabilities for most leases. The Company evaluates whether an arrangement is or contains a lease at contract inception. A lease exists when a contract conveys to the customer the right to control the use of an identified asset for a period of time in exchange for consideration. Upon lease commencement, the date on which a lessor makes the underlying asset available to the Company for use, the Company classifies the lease as either an operating or finance lease. The Company applied certain practical expedients permitted under the transition guidance, including the package of practical expedients, which permits the Company not to reassess its prior conclusions related to lease identification, lease classification, and initial direct costs capitalization. The Company solely acts as a lessee and its leases primarily consist of operating leases for its real estate in the states in which the Company operates. The Company has other operating and financing leases for various clinical and non-clinical equipment.

Generally, upon the commencement of a lease, the Company will record a right-of-use ("ROU") asset and lease liability. An ROU asset represents the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease liabilities are measured at the present value of the remaining, fixed lease payments at lease commencement. The Company uses its incremental borrowing rate, based on the information available at the later of adoption, inception, or modification in determining the present value of lease payments. ROU assets are measured at an amount equal to the initial lease liability, plus any prepaid lease payments (less any incentives

received) and initial direct costs, at the lease commencement date. The Company has elected to account for lease and non-lease components as a single lease component for all underlying classes of assets. As a result, the fixed payments that would otherwise be allocable to the non-lease components are accounted for as lease payments and included in the measurement of the Company's right-of-use asset and lease liability.

Lease arrangements with an initial term of 12 months or less are considered short-term leases and are not recorded on the balance sheet. The operating lease payments are recognized as an expense on a straight-line basis over the lease term. The lease term includes any period covered by renewal options available that the Company is reasonably certain to exercise and any options to terminate the lease that the Company is not reasonably certain to exercise.

The Company displays ROU assets, current lease liabilities, and long term lease liabilities arising from operating leases as separate line items on the consolidated balance sheet. The Company includes ROU assets, current lease liabilities, and long term lease liabilities arising from finance leases within property and equipment, net; accrued expenses and other current liabilities; and other non-current liabilities.

Goodwill

The Company accounts for goodwill under Accounting Standards Codification Topic No. 350, Intangibles - *Goodwill and Other* ("ASC 350"). Goodwill represents the excess of the fair value of the consideration conveyed in and acquisition over the fair value of net assets acquired.

Goodwill is not amortized but is required to be evaluated for impairment annually or sooner if impairment indicators exist. The Company performs its annual testing of impairment for goodwill in the fourth quarter of each year. When impairment indicators are identified, the Company compares the reporting unit's fair value to its carrying amount, including goodwill. An impairment loss is recognized as the difference, if any, between the reporting unit's carrying amount and its fair value to the extent the difference does not exceed the total amount of goodwill allocated to the reporting unit.

The Company performed a qualitative assessment for the twelve months ended December 31, 2024 and determined it was not necessary to perform the two-step quantitative analysis. The Company determined there was no impairment for the twelve months ended December 31, 2024.

When assessing goodwill for impairment for the twelve months ended December 31, 2023, the Company first performed a qualitative assessment to determine whether it was necessary to perform the two-step quantitative analysis. Based on the qualitative assessment including our share price decrease as well as factors related to macroeconomic conditions, industry and market considerations, cost factors, financial performance and market capitalization, the Company determined it was likely that its reporting unit fair value was less than its carrying value and the two-step impairment test was performed. It was concluded that, based on the results of our assessment performed, there was a goodwill impairment of $16,867 for the twelve months ended December 31, 2023.

Intangible Assets

Under ASC 350, finite-lived intangible assets are stated at acquisition-date fair value. The Company's intangible assets are amortized using the straight-line method.

Finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When circumstances indicate that recoverability may be impaired, the Company assesses its ability to recover the carrying value of the asset group from the expected future pre-tax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. Fair value is determined based on appropriate valuation techniques.

For the years ended December 31, 2024 and 2023, the Company performed a qualitative analysis and determined that there were no indicators of impairment. Therefore, no impairment charge of its finite-lived intangible assets was recorded.

Investments in Marketable Securities

The Company's investments in marketable securities are classified as available-for-sale and are carried at fair value. The Company accounts for its investment securities available for sale using the fair value election pursuant to ASC 825, *Financial Instruments* ("ASC 825"), where changes in fair value are recorded in unrealized gains (losses), net on the Company's Consolidated Statements of Operations. The Company determines the appropriate classification of these investments at the time

of purchase and reevaluates such designation at each balance sheet date. The Company's marketable securities are classified as current assets if the maturity date is less than one year from the balance sheet date.

Interest income and accretion on marketable securities are included in interest income in the Consolidated Statements of Operations. Realized gains and losses on sales of securities, and other-than-temporary declines in the fair value of marketable securities, if any, are included as a component of other income (expense), net in the Consolidated Statements of Operations. The cost of securities sold is based on the First In, First Out method.

At each reporting period, the Company evaluates available-for-sale marketable securities, to the extent the fair value option is not elected, for any credit-related impairment when the fair value of the investment is less than its amortized cost. If the Company determines that the decline in fair value is below the carrying value and this decline is other-than-temporary, credit-related impairment is recognized in the Consolidated Statements of Operations in accordance with ASC 320, *Debt Securities*.

Debt

The Company accounts for debt net of debt issuance costs and debt discount. Debt issuance costs and debt discount are capitalized, netted against the related debt for presentation purposes, and amortized to interest expense over the terms of the related debt using the effective interest method.

The Company accounts for bifurcated, debt-classified embedded features separately as derivative liabilities pursuant to Accounting Standards Codification Topic No. 815, *Derivatives and Hedging* ("ASC 815"). Bifurcated, debt-classified embedded features are recorded at fair value on the Company's balance sheet with subsequent changes in fair value recorded in the Consolidated Statement of Operations each reporting period.

Public Warrants and Private Placement Warrants

Upon completion of the Business Combination, the Company assumed public and private placement warrants that were issued by DFPH in connection with its initial public offering (declared effective by the Securities and Exchange Commission on March 10, 2020) whereby holders of the public and private placement warrants are entitled to acquire common stock of the Company.

Prior to the Business Combination, the public warrants were accounted for as liabilities per Accounting Standards Codification Subtopic No. 815-40 *Contracts on an Entity's Own Equity* ("ASC 815-40"). Following the Business Combination, the shares of common stock underlying the public warrants are not redeemable and the Company has one single class of voting stock; therefore, the public warrants are not precluded from being considered indexed to the Company's common stock which allows the public warrants to meet the criteria for equity classification per ASC 815-40. Warrants classified as equity are recorded at their issuance cost and are not subject to remeasurement at each subsequent balance sheet date.

Prior to the Business Combination, the private placement warrants were accounted for as liabilities per ASC 815-40. The private placement warrants are not considered indexed to the Company's stock per ASC 815-40 and are therefore recorded as liabilities, given the settlement of the private placement warrants is dependent, in part, on who holds the warrants at the time of the settlement. Warrants classified as liabilities are recorded at their estimated fair value on the Closing Date and are revalued at each subsequent balance sheet date, with fair value changes recognized in other non-operating expense (income) in the accompanying Consolidated Statements of Operations. The Company estimates the value of these warrants using a Binomial Lattice valuation model in a risk-neutral framework.

Earnout Liability

The Company determined that Earnout Shares issuable to Legacy TOI stockholders and DFPH stockholders failed to meet equity classification criteria under ASC 815-40 and therefore, represents a liability that meets the definition of a derivative and recognized it on the balance sheet at its fair value upon the Closing Date. The right to Earnout Shares issuable to Legacy TOI stockholders and DFPH stockholders are remeasured at fair value using a Monte Carlo simulation model each period through earnings. The Earnout Shares were cancelled as of December 31, 2024 due to the performance obligation not being met. See Note 7 for further discussion.

Earnout Shares issuable to Legacy TOI employees is considered a share-based compensation award under Accounting Standards Codification Topic No. 718, *Stock Based Compensation* ("ASC 718") due to the requirement that Legacy TOI employees must remain employed by the Company in order to not forfeit such unvested Earnout Shares. Such Earnout Shares are accounted for within equity over the service period. See Note 14 for further discussion.

Income Taxes

The Company accounts for income taxes under the asset and liability method under Accounting Standards Codification Topic No. 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in selling, general, and administrative expenses.

Retirement Plans

The Company provides a qualified 401(K) plan to all eligible employees which is administered through the Principal Financial Group, Inc. Employees are eligible to participate in the plan on the first day of the month subsequent to completing two months of service. Eligible employees may, subject to statutory limitations, contribute a portion of their salary to the plan through payroll deduction. In 2024 and 2023, the Company provided a matching contribution of 100% of the elective deferral that does not exceed 4% of compensation. Participants are always fully vested in their own contributions and the Company's matching contributions vest immediately. The Company expensed to selling, general and administrative expenses $1,383 and $1,271 in matching contributions related to the 401(K) plan during the years ended December 31, 2024 and 2023, respectively.

Share-Based Compensation Plan

The Company accounts for share-based compensation under Accounting Standards Codification Topic No. 718, *Compensation - Stock Compensation* ("ASC 718"). As required under ASC 718, the Company accounts for employee and nonemployee share-based compensation as an expense in the consolidated financial statements. Equity-classified awards are measured at the grant date fair value of the award. Liability-classified awards are remeasured at fair value each reporting end date. For stock options, the Company estimates grant date fair value using the Black-Scholes-Merton option-pricing model. For restricted stock units ("RSU"), the fair value is based on the Company's share price on the grant date. Liability-classified awards are settled in a variable number of the Company's common stock on the vesting date based on a fixed monetary value. The Company accounts for forfeitures as incurred.

Excess tax benefits of awards related to stock option exercises are recognized as an income tax benefit in the Consolidated Statements of Operations and reflected in operating activities in the Consolidated Statements of Cash Flows.

Commitments and Contingencies

The Company accounts for contingent liabilities under Accounting Standards Codification Subtopic No. 450-20, *Contingencies* ("ASC 450-20"). As required by ASC 450-20, liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Comprehensive Loss

Comprehensive loss includes net loss to common stockholders as well as other changes in equity that result from transactions and economic events other than those with stockholders. There was no difference between comprehensive loss and net loss to common stockholders for the periods presented.

Fair Value Measurements

The Company accounts for fair value measurements under Accounting Standards Codification Topic No. 820, *Fair Value Measurements* ("ASC 820"). The Company uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels (see Note 7 for further discussion):

Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The Company's fair value measurement methodology for cash and cash equivalents, accounts receivable, other receivables, and accounts payable approximates fair value because of the short maturity and high liquidity of these instruments. Fair value measurement of investment securities available for sale is based upon quoted prices from active markets, if available (Level 1). If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation methodologies. Level 2 investment securities include US Treasuries purchased in the secondary market that use pricing inputs other than quoted prices in active markets and fair value is determined using pricing models or other valuation methodologies such as broker price indications, which are based on quoted prices for identical or similar notes, which are Level 2 input measures. Fair value measurements used for the goodwill and intangible assets are based on the discounted cash flow method within the income approach and guideline public company method to value the reporting units, which is considered to be a Level 3 fair value measurement. The unobservable inputs utilized in determining the fair value of goodwill based on the income approach primarily include estimated future cash flows, discounted at a rate that approximates the cost of capital of a market participant. Inputs used to calculate the fair value based on the market approach include the revenue and EBITDA multiples based on guidelines for similar publicly traded companies and recent transactions. Fair value measurements of derivative warrants and earnout liabilities are based on Binomial Lattice and Monte-Carlo Simulation Models, respectively, which are considered to be Level 3 fair value measurements. The primary unobservable input utilized in determining the fair value of the derivative warrants and earnouts is the expected volatility of the common stock. Fair value measurements of the convertible note warrant and conversion option derivative liabilities are based on the Black-Derman-Toy model implemented in the Binomial Lattice and Black-Scholes Models, which are considered to be Level 3 fair value measurements. The primary unobservable input utilized in determining the fair value of the convertible note warrant and conversion option derivative liabilities is the expected volatility of the common stock.

Emerging Growth Company

Pursuant to the Business Combination, the Company qualifies as an "emerging growth company," as defined in Section 2(a) of the Securities Act of 1933 ("Securities Act"), as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and has elected to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company's financial statements with another public company which is neither an emerging growth company, nor an emerging growth company which has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

Recently Issued and Adopted Accounting Standards

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07")*. The new standard requires a public entity to disclose significant segment expenses and other segment items on an annual and interim basis and provide, in interim periods, all disclosures about a reportable segment's profit or loss and assets that are currently required annually. Additionally, it requires a public entity to disclose the title and position of the Chief Operating Decision Maker. ASU 2023-07 does not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments. The new standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. A public entity should apply the amendments in this ASU retrospectively to all prior periods presented in the financial statements. The Company adopted ASU 2023-07 on a retrospective basis as of December 31, 2024.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvement to Income Tax Disclosures ("ASU 2023-09")*. The new standard requires a public business entity (PBE) to disclose, on an annual basis, a tabular rate

reconciliation using both percentages and currency amounts, broken out into specified categories with certain reconciling items further broken out by nature and jurisdiction to the extent those items exceed a specified threshold. In addition, all entities are required to disclose income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign and by jurisdiction if the amount is at least 5% of total income tax payments, net of refunds received. For PBEs, the new standard is effective for annual periods beginning after December 15, 2024, with early adoption permitted. An entity may apply the amendments in this ASU prospectively by providing the revised disclosures for the period ending December 31, 2025 and continuing to provide the pre-ASU disclosures for the prior periods, or may apply the amendments retrospectively by providing the revised disclosures for all period presented. The Company is currently evaluating the disclosure requirements and its effect on the Consolidated Financial Statements.

In November 2024, the FASB issued ASU 2024-03, *"Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40)."* ASU 2024-03 does not change the expense captions an entity presents on the face of the income statement; rather it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. ASU 2024-03 requires footnote disclosure about specific expenses to disaggregate, in a tabular presentation, each relevant expense caption on the face of the income statement that includes any of the following natural expenses: (1) purchases of inventory, (2) employee compensation, (3) depreciation, (4) intangible asset amortization and (5) depreciation, depletion and amortization recognized as part of oil- and gas-production activities or other types of depletion expenses. The tabular disclosure would also include certain other expenses, when applicable. ASU 2024-03 does not change or remove existing expense disclosure requirements; however, it may affect where that information appears in the footnotes to the financial statements. ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The requirements will be applied prospectively with the option for retrospective application. Early adoption is permitted. The Company will adopt ASU 2024-03 at the beginning of fiscal year 2027. The Company is currently evaluating the disclosure requirements and its effect on the Consolidated Financial Statements.

Note 3. Credit and Concentration Risks

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, accounts receivable, and investment securities.

Cash accounts in a financial institution may, at times, exceed the Federal Deposit Insurance Corporation coverage of $250 per account ownership category. The Company has not experienced losses on these accounts, and management believes the Company is not exposed to significant risks on such accounts.

The Company's accounts receivable has implicit collection risk. The Company grants credit without collateral to their patients, most of whom are local residents and are insured under third-party payor agreements. The Company believes this risk is partially mitigated by the Company's establishment of long-term agreements and relationships with third-party payors that provide the Company with insight into historic collectability and improve the collections process.

Revenue Concentration Risk

The concentration of net revenue on a percentage basis for major payors for the years ended December 31, 2024 and 2023 are as follows:

	Year Ended December 31,	
	2024	**2023**
Percentage of Patient Services Net Revenue:		
Payor A	N/A	11 %
Payor B	16 %	14 %

The concentration of gross receivables on a percentage basis for major payors at December 31, 2024 and 2023 are as follows:

	December 31, 2024	**December 31, 2023**
Percentage of Gross Receivables of Patient Services Revenue:		
Payor B	11 %	N/A

80

All of the Company's revenue is generated from customers located in the United States.

Vendor Concentration Risk

The concentration of direct costs on a percentage basis for major vendors for the years ended December 31, 2024 and 2023 are as follows:

	Year Ended December 31,	
	2024	2023
Percentage of Direct Costs:		
Vendor A	98 %	99 %

The concentration of gross payables on a percentage basis for major vendors at December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Percentage of Gross Payables:		
Vendor A	65 %	70 %

Note 4. Accounts Receivable

The Company's accounts receivable consists primarily of amounts due from third-party payors and patients. See Note 2 for a summary of the Company's policies relating to accounts receivable and allowance for credit losses.

Accounts Receivable as of December 31, 2024 and 2023 consist of the following:

(in thousands)	December 31, 2024	December 31, 2023
Oral drug accounts receivable (Dispensary)	$ 6,371	$ 2,914
Capitated accounts receivable (Patient Services)	3,695	1,757
FFS accounts receivable (Patient Services)	26,532	30,173
Clinical trials accounts receivable	1,863	2,595
Other trade receivables	9,874	4,921
Total	$ 48,335	$ 42,360

The Company adopted ASU 2016-13, as amended, effective January 1, 2023, and determined no allowance for credit losses was required as of that date. No allowance for credit losses was recorded as of December 31, 2024 and 2023.

As of January 1, 2023, the accounts receivable balance amounted to $39,816.

During the years ended December 31, 2024 and 2023, the Company had net bad debt recoveries of $0, and bad debt recoveries of $11, respectively, and bad debt expense of $0 and $2,031, respectively. Credit losses were a result of accounts receivable on completed contracts that were deemed uncollectible during the period due to delayed collection efforts.

Note 5. Revenue

The Company recognizes revenue in accordance with ASC 606 on the basis of its satisfaction of outstanding performance obligations. The Company fulfills its performance obligations over time, either over the course of a single treatment (fee-for-service or "FFS"), a month (capitation), or a number of months (clinical research). The Company also has revenue that is satisfied at a point in time (dispensary). See Note 2 for summary of the Company's policies and significant assumptions related to revenue recognition.

Disaggregation of Revenue

The Company categorizes revenue based on various factors such as the nature of contracts, payors, order to billing arrangements, and cash flows received by the Company, as follows:

(in thousands)	Year Ended December 31,			
	2024		2023	
Patient services				
Capitated revenue	$	68,686	$	70,370
FFS revenue		136,197		143,134
Subtotal		204,883		213,504
Dispensary revenue		179,916		103,835
Clinical research trials and other revenue		8,613		6,900
Total	$	393,412	$	324,239

Refer to Note 20 for Segment Reporting for disaggregation of revenue by reporting segment.

Contract Asset and Liabilities

Under ASC 606, contract assets represent rights to payment for performance contingent on something other than the passage of time and accounts receivable are rights to payment for performance without contingencies. The Company does not have any contract assets as of December 31, 2024 and 2023. Refer to Note 4 for accounts receivable as of December 31, 2024 and 2023.

Contract liabilities represent cash that has been received for contracts, but for which performance is still unsatisfied. As of December 31, 2024 and 2023, contract liabilities amounted to $2,351 and $545, respectively. As of January 1, 2023, the contract liabilities amounted to $1,139. Contract liabilities are included within other current liabilities and presented in Note 9 along with refund liabilities due to amounts not being material. During the years ended December 31, 2024 and 2023, the Company recognized revenue of $545 and $594, respectively, related to deferred capitation revenue received (contract liability) as of the beginning of each respective year.

Remaining Unsatisfied Performance Obligations

The accounting terms for the Company's patient services and dispensary contracts do not extend past a year in duration. Additionally, the Company applies the 'as invoiced' practical expedient to its clinical research contracts.

Note 6. Inventories

The Company purchases intravenous chemotherapy drugs and oral prescription drugs from primarily one supplier. See Note 2 for a summary of the Company's policies relating to intravenous chemotherapy and oral prescription drugs inventory.

The Company's inventories as of December 31, 2024 and 2023 were as follows:

(in thousands)	December 31, 2024		December 31, 2023	
Oral drug inventory	$	3,483	$	3,640
IV drug inventory		6,556		10,038
Total	$	10,039	$	13,678

Note 7. Marketable Securities and Fair Value Measurements

Marketable Securities

The Company accounts for its investment securities available for sale using the fair value election pursuant to ASC 825, where changes in fair value are recorded in Other, net non-operating expense (income) on the Company's Consolidated

Statements of Operations. The Company's investments in cash equivalents and marketable securities at December 31, 2024 and 2023 is as follows:

	December 31, 2024			
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash equivalents:				
U.S. Treasury Bills	$ 38,657	$ 5	$ —	$ 38,662

	December 31, 2023			
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash equivalents:				
U.S. Treasury Bills	$ 22,778	$ 5	$ —	$ 22,783
Marketable securities:				
Short-term U.S. Treasuries	49,501	—	(134)	49,367
Total available for sale securities	$ 72,279	$ 5	$ (134)	$ 72,150

The contractual maturities of the Company's investments in cash equivalents and marketable securities as of December 31, 2024 and 2023 is as follows:

December 31, 2024 (in thousands)	Due in One Year or less	Due After One Year through Five Years	Due After Five Years	Total
Cash equivalents:				
U.S. Treasury Bills	$ 38,662	$ —	$ —	$ 38,662

December 31, 2023 (in thousands)	Due in One Year or less	Due After One Year through Five Years	Due After Five Years	Total
Cash equivalents:				
U.S. Treasury Bills	$ 22,783	$ —	$ —	$ 22,783
Marketable securities:				
Short-term U.S. Treasuries	49,367	—	—	49,367
Total available for sale securities	$ 72,150	$ —	$ —	$ 72,150

The Company recorded a net unrealized gain of $133 for the twelve months ended December 31, 2024. At December 31, 2024, two securities were in an unrealized gain position.

Accrued interest receivable on cash equivalents and marketable securities was $37 and $242, respectively, at December 31, 2024 and 2023, and is included within other receivables in the Consolidated Balance Sheets.

Fair Value Measurements

The following tables present the carrying amounts of the Company's financial instruments at December 31, 2024 and 2023:

	December 31, 2024			
(in thousands)	Total	Level 1	Level 2	Level 3
Financial assets:				
Cash equivalents	$ 38,662	$ —	$ 38,662	$ —
Financial liabilities:				
Derivative warrant liabilities	$ 17	$ —	$ 17	$ —
Conversion option derivative liabilities	385	—	—	385

There were no transfers between levels for the twelve months ended December 31, 2024.

As of December 31, 2023, derivative warrant liabilities of $636 were transferred from a Level 3 to a Level 2 financial instrument as a result of the valuation being based on the market price of our public warrants, which management considers to be a similar and comparable instrument, as compared to the previous valuation which was based on the Binomial Lattice Model.

(in thousands)	December 31, 2023			
	Total	Level 1	Level 2	Level 3
Financial assets:				
Cash equivalents	$ 22,783	$ —	$ 22,783	—
Marketable securities	49,367	—	49,367	—
Financial liabilities:				
Derivative warrant liabilities	$ 636	$ —	$ 636	$ —
Conversion option derivative liabilities	3,082	—	—	3,082
Contingent consideration liability	1,944	—	1,944	—
Non-recurring fair value measurement				
Goodwill	$ 7,230	$ —	$ —	$ 7,230

The carrying amounts of cash, accounts receivable, other receivables, and accounts payable approximate fair value because of the short maturity and high liquidity of these instruments.

The Company measures its investments (including cash equivalents, marketable securities, and non-current investments) at fair value on a recurring basis and classifies those instruments within Level 2 of the fair value hierarchy. Investment securities, including U.S. Treasury Bills purchased in the secondary market and U.S. Treasury bonds, are classified within Level 2 of the fair value hierarchy because pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined using models or other valuation methodologies.

The Company measures its private derivative warrants on a recurring basis and classifies those instruments within Level 2 of the fair value hierarchy because the valuation is based on the observable input of a similar instrument. The Company measures its convertible note warrant derivative liability, optional redemption derivative liability and conversion option derivative liability on a recurring basis and classifies those instruments within level 3 of the fair value hierarchy because unobservable inputs are used to measure fair value. See Note 2 for a summary of the Company's policies relating to fair value measurements, and Note 11 for more detail on the convertible note warrant, optional redemption, and conversion option derivative liabilities.

Due to significant declines in the Company's share price during the year ended December 31, 2023, the Company performed a quantitative analysis of impairment over goodwill and determined goodwill was impaired. As a result, the Company recorded an impairment charge of $16,867 for the year ended December 31, 2023. Goodwill was valued using an equally weighted income approach and market approach. The unobservable inputs utilized in determining the fair value of the goodwill, which is categorized as a Level 3 instrument, are the discount rate of 25.0% and various revenue growth rates utilized in the financial forecast of future cash flows.

The following table presents information about the Company's Level 3 liabilities that are measured at fair value on a recurring basis at December 31, 2024:

(in thousands)	Derivative Earnout Liabilities	Conversion Option Derivative Liability
Balance at December 31, 2022	$ 803	$ 3,960
Decrease in fair value included in other expense	(803)	(878)
Balance at December 31, 2023	$ —	$ 3,082
Change in fair value included in other expense	—	(2,697)
Balance at December 31, 2024	$ —	$ 385

As of December 31, 2024 and 2023, the conversion option derivative was valued using a Binomial Lattice, which is considered to be a Level 3 fair value measurement. The derivative warrant liabilities were valued using the public warrant trading price, which is considered to be a Level 2 fair value measurement, and the contingent consideration liability was valued

using a present value factor, which is considered to be a Level 2 fair value measurement. A summary of the level 3 fair value measurements inputs used in the valuations is as follows:

| | December 31, 2024 | |
	Convertible Note Warrant Derivative Liability	Conversion Option Derivative Liability
Unit price	$ 0.31	$ 0.31
Term (in years)	2.60	2.60
Volatility	112.80 %	112.80 %
Risk-free rate	4.20 %	4.20 %
Dividend yield	—	—
Cost of equity	—	—

| | December 31, 2023 | | | |
	First Tranche Earnout	Second Tranche Earnout	Convertible Note Warrant Derivative Liability	Conversion Option Derivative Liability
Unit price	$ 2.04	$ 2.04	$ 2.04	$ 2.04
Term (in years)	0.87	0.87	3.61	3.61
Volatility	49.40 %	49.40 %	58.60 %	58.60 %
Risk-free rate	4.90 %	4.90 %	3.90 %	3.90 %
Dividend yield	—	—	—	—
Cost of equity	16.90 %	16.90 %	—	—

Uncertainty of Fair Value Measurement from Use of Significant Unobservable Inputs

The inputs to estimate the fair value of the Company's derivative warrant, convertible note warrant, and conversion option derivative liabilities were the market price of the Company's common stock, their remaining expected term, the volatility of the Company's common stock price and the risk-free interest rate over the expected term. Significant changes in any of those inputs in isolation can result in a significant change in the fair value measurement.

Generally, an increase in the market price of the Company's shares of common stock, an increase in the volatility of the Company's shares of common stock, and an increase in the remaining term of the derivative liabilities would each result in a directionally similar change in the estimated fair value of the Company's derivative liabilities. Such changes would increase the associated liability while decreases in these assumptions would decrease the associated liability. An increase in the risk-free interest rate would result in a decrease in the estimated fair value measurement and thus a decrease in the associated liability. The Company has not, and does not plan to, declare dividends on its common stock and, as such, there is no change in the estimated fair value of the derivative warrant liabilities due to the dividend assumption.

Note 8. Property and Equipment, Net

The Company accounts for property and equipment at historical cost less accumulated depreciation. See Note 2 for a summary of the Company's policies relating to property and equipment.

Property and equipment, net, consist of the following:

(in thousands)	Useful lives	December 31, 2024	December 31, 2023
Computers and software	60 months	$ 3,814	$ 3,035
Office furniture	84 months	786	724
Leasehold improvements	Shorter of lease term or estimated useful life	12,502	9,214
Medical equipment	60 months	1,445	2,082
Construction in progress		106	1,801
Finance lease ROU assets	Shorter of lease term or estimated useful life	207	207
Less: accumulated depreciation		(6,972)	(6,180)
Total property and equipment, net		$ 11,888	$ 10,883

Depreciation expense for the years ended December 31, 2024 and 2023 was $3,192 and $2,864, respectively.

Note 9. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities as of December 31, 2024 and 2023 consist of the following:

(in thousands)	December 31, 2024	December 31, 2023
Compensation, including bonuses, fringe benefits, and payroll taxes	$ 6,975	$ 5,518
Contract liabilities	2,351	545
Directors and officers insurance premiums	770	1,002
Deferred acquisition and contingent consideration (see Note 16)	180	2,206
Accrued interest	1,136	1,124
Deferred CAP revenue	2,351	545
Repayments on advances	3,198	—
Other accrued expenses	4,132	3,056
Total accrued expenses and other current liabilities	$ 21,093	$ 13,996

Contract liabilities as of December 31, 2024 and 2023 consist of cumulative adjustments made to capitated revenue recognized in prior periods.

Pursuant to the Business Combination, the Company has agreed to indemnify members of the Board and certain officers if they are named or threatened to be named as a party to any proceeding by reason of the fact that they acted in such capacity. The Company entered into a $844 financing arrangement in November 2024 with a maturity date of October 2025 at 7.99% annual interest rate to pay 11 monthly principal payments of approximately $80 in premiums for directors' and officers' ("D&O") insurance coverage through November 2025 to protect against such losses on November 12, 2021. The principal outstanding balance was $770 as of December 31, 2024.

Note 10. Leases

The Company leases clinics, office buildings, and certain equipment under noncancellable financing and operating lease agreements that expire at various dates through June 2033. See Note 2 for a summary of the Company's policies relating to leases.

The initial terms of operating leases range from 1 to 10 years and certain leases provide for free rent periods, periodic rent increases, and renewal options. Monthly payments for these leases range from $0 to $62. All lease agreements generally require the Company to pay maintenance, repairs, property taxes, and insurance costs, which are generally variable amounts based on actual costs incurred during each applicable period.

The Company has determined that periods covered by options to extend the Company's leases are excluded from the lease terms as it is not reasonably certain the Company will exercise such options.

Lease Expense

The components of lease expense were as follows:

(in thousands)	Year Ended December 31, 2024	Year Ended December 31, 2023
Operating lease costs:	$ 8,558	$ 7,556
Finance lease costs:		
Amortization of ROU asset	42	59
Interest expense	8	11
Other lease costs:		
Short-term lease costs	10	39
Variable lease costs	1,634	1,240
Total lease costs	$ 10,252	$ 8,905

Operating and other lease costs are presented as part of selling, general, and administrative expenses. The components of finance lease costs appear in depreciation and amortization and interest expense.

Maturity of Lease Liabilities

The aggregate future lease payments for the Company's leases in years subsequent to December 31, 2024 are as follows:

(in thousands)	Operating Leases	Finance Leases
2025	$ 8,467	$ 42
2026	8,049	39
2027	6,912	29
2028	4,830	—
2029	3,391	—
Thereafter	3,556	—
Total future lease payment	$ 35,205	$ 110
Less: amount representing interest	(5,184)	(9)
Present value of future lease payment (lease liability)	$ 30,021	$ 101
Reported as:		
Lease liabilities, current	$ 6,798	$ 37
Lease liabilities, noncurrent	23,223	64
Total lease liabilities	$ 30,021	$ 101

Lease Term and Discount Rate

The following table provides the weighted average remaining lease terms and weighted average discount rates for the Company's leases as of:

	December 31, 2024	December 31, 2023
Weighted-average remaining lease term (in years)		
Operating	4.65	5.31
Finance	2.64	3.50
Weighted-average discount rate		
Operating	6.59 %	6.50 %
Finance	6.62 %	6.47 %

Supplemental Cash Flow Information

The following table provides certain cash flow and supplemental noncash information related to the Company's lease liabilities for the years ended December 31, 2024 and 2023.

(in thousands)	Year Ended December 31, 2024		Year Ended December 31, 2023
Supplemental cash flow information			
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash payment for operating leases	$	8,509	$ 7,513
Financing cash payments for finance leases		48	63
Lease liabilities arising from obtaining right-of-use assets:			
Operating leases	$	3,049	$ 11,096
Finance leases		—	3

During the years ended December 31, 2024 and 2023 , ROU assets of $3,049 and $11,096 were obtained in exchange for lease obligations, respectively.

Lease Modifications

During the year ended December 31, 2024, the Company extended its lease terms for four clinics in California. These extensions constitute lease modifications that qualify as a change of accounting for the original leases and not separate contracts. Accordingly, in the year ended December 31, 2024, the Company recognized the difference of $1,410 as an increase to the operating lease liability; $1,375, net of lease incentives, as an increase to operating lease right-of-use asset, and $85 as a net increase to rent expense.

During the year ended December 31, 2023, the Company extended its lease term for seven clinics in California and Florida. These extensions constitute lease modifications that qualify as a change of accounting for the original leases and not separate contracts. Accordingly, in the year ended December 31, 2023, the Company recognized the difference of $3,297 as an increase to the operating lease liability; $3,303, net of lease incentives, as an increase to operating lease right-of-use asset, and $67 as a net increase to rent expense.

Note 11. Debt

Senior Secured Convertible Note

On August 9, 2022, TOI entered into a Facility Agreement (the "Facility Agreement") with certain lenders ("Lenders") and Deerfield Partners L.P. ("Agent"), pursuant to which, TOI borrowed cash loans from the Lenders in the amount of $110,000, in exchange for which, TOI issued to each Lender a secured convertible promissory note ("Senior Secured Convertible Notes"), which is payable to such Lenders in an amount equal to the unpaid principal amount of loans held by such Lender.

The Senior Secured Convertible Notes will mature on August 9, 2027 (the "Maturity Date") and shall bear interest at the rate of 4.00% per annum from August 9, 2022, on the outstanding principal amount, any overdue interest and any other amounts and obligations. The interest shall be paid in cash quarterly in arrears commencing on October 1, 2022. In case of any prepayment, repayment or redemption of the Senior Secured Convertible Note, the Company shall pay any accrued and unpaid interest on the principal, along with a make whole amount and an exit fee. The Facility Agreement also provides for the issuance of warrants to purchase Common Stock (the "Convertible Note Warrants") to the extent that the obligations under the Facility Agreement and the Senior Secured Convertible Notes are prepaid. If issued, the Convertible Note Warrants will be exercisable on a cash or cashless (net exercise) basis. The Senior Secured Convertible Notes and the Convertible Note Warrants, if issued, are subject to customary anti-dilution adjustments, and are subject to potential increases in the number of shares of Common Stock issuable upon conversion or exercise, as applicable, following certain events.

The Facility Agreement requires the Company to meet certain operational and reporting requirements, including, but not limited to, customary regulatory, financial reporting, and disclosure requirements. Additionally, limitations are placed on the Company's ability to merge with other companies and enter into other debt arrangements and permitted investments are limited to amounts specified in the Facility Agreement. The Facility Agreement also provides certain restrictions on dividend payments and other equity transactions and requires the Company to make prepayments under specified circumstances. Financial covenants in the Facility Agreement require the Company to maintain a minimum unrestricted cash and Cash Equivalent balance of $40,000 and minimum net quarterly revenues of $50,000 during fiscal year 2023; $75,000 during fiscal year 2024;

and $100,000 during fiscal year 2025. Cash Equivalents as defined by the Facility Agreement means (a) any readily-marketable securities (i) issued by, or directly, unconditionally and fully guaranteed or insured by the United States federal government or (ii) issued by any agency of the United States federal government the obligations of which are fully backed by the full faith and credit of the United States federal government, (b) any readily-marketable direct obligations issued by any other agency of the United States federal government, any state of the United States or any political subdivision of any such state or any public instrumentality thereof, in each case having a rating of at least "A-1" from S&P or at least "P-1" from Moody's, (c) any commercial paper rated at least "A-1" by S&P or "P-1" by Moody's and issued by any Person organized under the laws of any state of the United States, (d) any United States dollar-denominated time deposit, insured certificate of deposit, overnight bank deposit or bankers' acceptance issued or accepted by any commercial bank that (A) is organized under the laws of the United States, any state thereof or the District of Columbia, (B) is "adequately capitalized" (as defined in the regulations of its primary federal banking regulators) and (C) has Tier 1 capital (as defined in such regulations) in excess of $250,000 and (e) shares of any United States money market fund that (i) has substantially all of its assets invested continuously in the types of investments referred to in clause (a), (b), (c) and/or (d) above with maturities as set forth in the proviso below, (ii) has net assets in excess of $500,000 and (iii) has obtained from either S&P or Moody's the highest rating obtainable for money market funds in the United States; provided, however, that the maturities of all obligations specified in any of clause (a), (b), (c) and (d) above shall not exceed one year. Additionally, the Registration Rights Agreement requires the Company to have an effective registration statement and calls for payment should the registration statement cease to remain effective. The Company was in compliance with the covenants of the Facility Agreement as of December 31, 2024. See Note 22. Subsequent Events for the amendment to our Facility Agreement.

Conversion Options

The Senior Secured Convertible Notes contain several embedded conversion options (the "Conversion Options") that grant the holders of the Senior Secured Convertible Notes the ability to convert the Senior Secured Convertible Notes at any time on or after date of issuance of the note. The Conversion Options are convertible into shares of the Company's common stock (such converted shares, "Conversion Shares") and, in certain circumstances, a combination of cash and shares of the Company's common stock, or a combination of cash, other assets and securities or other property of any Company successor entity. The Conversion Shares or settlement amounts shall be computed on the basis of predefined formulae, with a set conversion price of $8.567 as one of the inputs and a conversion cap of 14,663,019 shares. The if-converted value did not exceed the principal amount as of December 31, 2024. No Conversion Shares were issued as of December 31, 2024.

The Company evaluated the Conversion Options of the Senior Secured Convertible Notes under ASC 815 and concluded that they require bifurcation from the host contract as a separate unit of account. The Conversion Options do not meet the criteria to be classified in stockholders' equity and hence, are accounted for as a derivative liability remeasured at fair value at each balance sheet date with changes in fair value reported in earnings.

The Conversion Options contain certain limits on exercise if, after giving effect to the exercise, the Lender would beneficially own a number of shares of common stock of the Company in excess of those permissible under the terms of the Senior Secured Convertible Notes. The number of shares to be issued against these notes and conversion price are each subject to adjustments provided under the terms of Senior Secured Convertible Notes.

The holder shall receive dividends on the Senior Secured Convertible Notes and distributions of any kind made to the holders of common stock, other than dividends of, or distributions in, shares, to the same extent as if the holder had converted the Senior Secured Convertible Notes into such shares and had held such shares on the record date for such dividends and distributions any limitations on conversion options.

Optional Redemption

The Facility Agreement also provides the Company the right to redeem the outstanding principal amount of each note ("Optional Redemption") for the principal amount, plus undiscounted interest. The Company shall not affect any Optional Redemption under this Senior Secured Convertible Notes unless along with this, the Company effects an optional redemption under all other notes in accordance with the terms thereof, on a pro rata basis, based upon the respective applicable original principal amount of each of the notes outstanding as of the date the notice for Optional Redemption is delivered to the holders.

The Company evaluated the Optional Redemption feature of the Senior Secured Convertible Notes under ASC 815 and concluded that it requires bifurcation from the host contract as a separate unit of account. The Optional Redemption feature does not meet the criteria to be classified in stockholders' equity and hence, is accounted for as a derivative liability remeasured at fair value at each balance sheet date with changes in fair value reported in earnings. The fair value of the Optional Redemption feature is de minimis.

If the principal redemption amount specified in an Optional Redemption notice is less than the entire principal amount then outstanding, the principal amount specified in each conversion notice shall be applied (i) first, to reduce, on a dollar-for-dollar basis, the principal amount of the note in excess of the principal redemption amount until such excess principal amount is reduced to zero and (ii) to reduce, on a dollar-for-dollar basis, the principal redemption amount until all of such principal redemption amount shall have been converted.

Convertible Note Warrants

The Facility Agreement also provides for the issuance of warrants (the "Convertible Note Warrants") on each date any principal amount of any Senior Secured Convertible Note is paid, repaid, redeemed, or prepaid at any time prior to the Maturity Date. Convertible Note Warrants are exercisable from their original issue date to August 9, 2027, for purchase of an aggregate amount of Conversion Shares into which such principal amount of Senior Secured Convertible Note was convertible into, immediately prior to such payment, at an exercise price of $8.567. The holder of Convertible Note Warrants may pay the exercise price in cash or exercise the warrant on cashless basis or through a reduction of an amount of principal outstanding under any Senior Secured Convertible Note held by such holder. In the event that the Convertible Note Warrant has not been exercised in full as of the last business day during its term, the holder shall be deemed to have exercised the purchase rights represented by the Convertible Note Warrant in full as a cashless exercise, in which event the Company shall issue number of shares to the holder computed on the basis of a predefined formula.

The Company evaluated the Convertible Note Warrants of the Senior Secured Convertible Notes under ASC 815 and concluded that they require bifurcation from the host contract as a separate unit of account. The Convertible Note Warrants do not meet the criteria to be classified in stockholders' equity and hence, are accounted for as a derivative liability remeasured at fair value at each balance sheet date with changes in fair value reported in earnings.

The Convertible Note Warrant holder shall be entitled to receive any dividend or distribution made by the Company to the holders of common stock to the same extent as if the holder had exercised the Convertible Note Warrants in full in a cash exercise.

The number of shares to be issued against these warrants and exercise price are each subject to adjustments provided under the terms of Convertible Note Warrants. The Convertible Note Warrants contain certain limits on exercise if, after giving effect to the exercise, the Lender would beneficially own a number of shares of common stock of the Company in excess of those permissible under the terms of the Convertible Note Warrants. Further, the Convertible Note Warrants can be fully or partially settled in cash in certain cases in accordance with the terms of issuance such as when shares issuable upon exercise of the warrants exceed a predefined number, upon occurrence of predefined event of default and upon occurrence of predefined events that will bring a fundamental change in the Company such as merger, consolidation, business combination, recapitalization, reorganization, reclassification or other similar event.

As of December 31, 2024, there are no Convertible Note Warrants outstanding.

Allocation of Proceeds

The Company has allocated total issuance proceeds of $110,000 among the Senior Secured Convertible Note and Convertible Note Warrants based on fair value. Upon issuance of the Convertible Note Warrants, the Company recorded Convertible Note Warrants, Optional Redemption, and Conversion Options of $0, $0 and $28,160, which were recorded as a debt discount to the Senior Secured Convertible Note of $110,000. The Company will amortize the debt discount over a period of 5 years (of which 2.61 years remain).

The total issuance costs of $4,924 was allocated among the Senior Secured Convertible Note, Convertible Note Warrants, Optional Redemption, and Conversion Options, by allocating costs of $0, $0, and $1,261 to the Convertible Note Warrants, Optional Redemption, and Conversion Options with the residual cost of $3,663 being allocated to the Senior Secured Convertible Note (in addition to the debt discount). The Company immediately expensed issuance costs allocated to Warrants, Optional Redemption, and Conversion Options at inception and will amortize the costs allocated to the Senior Secured Convertible Note over a period of 5 years (of which 2.61 years remain).

Amounts Outstanding and Recognized during the Periods Presented

The Senior Secured Convertible Note as of December 31, 2024 consists of the following:

	December 31, 2024		December 31, 2023
Senior Secured Convertible Note, due August 9, 2027	$	110,000 $	110,000
Less: Unamortized debt issuance costs		2,211	2,875
Less: Unamortized debt discount		14,658	20,299
Long-term debt, net of unamortized debt discount and issuance costs	$	93,131 $	86,826

The amortization of the debt issuance costs and debt discount was charged to interest expense for all periods presented. For the years ended December 31, 2024 and 2023, the effective yield was 13.38%. The amount of debt issuance costs and debt discount included in interest expense for the years ended December 31, 2024 and 2023 was $6,305 and $6,205, respectively. The Company had interest expense of $4,473 on the Facility Agreement term loan for the years ended December 31, 2024 and 2023, respectively. The Company had $1,136 and $1,124 of accrued interest as of December 31, 2024 and 2023, respectively.

On August 9, 2022, the Company also entered into the Guarantee and Security Agreement ("Guarantee Agreement") with the Agent for the purpose of providing a guarantee of all the obligations under the Facility Agreement (refer to Note 15. Commitments and Contingencies for detail).

Additionally, the lenders' Agent holds shares of common and preferred stock within the Company as of December 31, 2024 and 2023.

Debt Maturities

The following table summarizes the stated debt maturity related to the Senior Secured Convertible Note as of December 31, 2024:

(in thousands)	
2025	$ —
2026	—
2027	110,000
Total debt	$ **110,000**

Note 12. Income Taxes

The components of the provision (benefit) for income taxes consists of:

(in thousands)	Current		Deferred		Total	
Year ended December 31, 2024:						
U.S. federal	$	—	$	—	$	—
State and local		—		—		—
	$	—	$	—	$	—

(in thousands)	Current		Deferred		Total	
Year ended December 31, 2023:						
U.S. federal	$	83	$	2	$	85
State and local		(43)		(78)		(121)
	$	40	$	(76)	$	(36)

The Company's income tax expense differs from the amount that would have resulted from applying the federal statutory rate of 21% to pretax income from operations because of the effect of the following items:

(in thousands)		Year Ended December 31,		
		2024		**2023**
Income tax at federal statutory rate	$	(13,579)	$	(17,432)
State tax, net federal benefit		—		(62)
Meals and entertainment		36		20
Transaction costs		—		30
Fines and penalties		11		—
Stock based compensation		5,095		1,970
Warrant expense		(130)		60
Earnout expense		—		(169)
162(m) Analysis		—		4
162(m) Deferred haircut		(387)		131
163(l) Interest expense limitation		2,264		2,242
DFP derivative expense		(566)		(184)
Prior year deferred true-ups		19		(224)
Amended return		—		40
Change in valuation allowance		7,232		13,538
Other		5		—
Income tax (benefit) expense	$	—	$	(36)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2024 and 2023 are presented below.

(in thousands)		**December 31, 2024**		**December 31, 2023**
Deferred tax assets:				
Accrued Expenses	$	1,190	$	1,204
Net operating loss carryforwards		53,419		40,359
Deferred revenue		683		160
Stock based compensation		1,351		4,969
Charitable contributions		2		1
Tenant improvement allowance		—		(21)
ROU Lease liability		8,522		9,446
Financing lease liability		229		261
Unrealized gain/loss		1		42
Intangibles		7,386		7,736
Total gross deferred tax assets		72,783		64,157
Valuation allowance		(63,595)		(53,979)
Net deferred tax assets	$	9,188	$	10,178
Deferred tax liabilities:				
Property, plant, and equipment	$	(1,688)	$	(1,595)
ROU Asset		(7,290)		(8,363)
Financial lease asset		(293)		(261)
IRC 174 expenditures		51		9
Total gross deferred liabilities	$	(9,220)	$	(10,210)
Net deferred tax liabilities	$	(32)	$	(32)

The valuation allowance for deferred tax assets as of December 31, 2024 and 2023, was $63,595 and $53,979, respectively. The net change in the total valuation allowance was an increase of $9,616 in 2024 and an increase of $19,064 in 2023.

The valuation allowance at December 31, 2024 was primarily related to net operating loss carryforwards of TOI, Inc., TOI CA, TOI FL, TOI OR, and TOI TX, that, in the judgment of management, are not more likely than not to be realized. Similar to 2023, TOI Inc., TOI CA, TOI FL, TOI OR, and TOI TX will continue to file a consolidated 2024 federal return and state income tax return. Accordingly, net operating losses of TOI CA, TOI FL, TOI OR, and TOI TX can offset taxable income of TOI Parent for federal and state tax purposes. Deferred tax assets and deferred tax liabilities have been separately determined for all groups, as has the valuation allowance assessment for each. The table above reflects the combined deferred tax assets, deferred tax liabilities, and valuation allowance for TOI Inc., TOI CA, TOI FL, TOI OR, and TOI TX. Of the $63,595 total valuation allowance, $45,673 is attributable to the Federal Group, $2,532 is attributable to TOI Parent, $15,289 is attributable to TOI CA, $99 is attributable to TOI FL, and $2 to TOI OR.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the effect of available carry back and carryforward periods), projected future taxable income, and tax-planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2024.

At December 31, 2024, the Company has net operating loss carryforwards for Federal income tax purposes of $184,836, with $179,226 attributable to the Practice and $5,610 attributable to TOI Parent, which are available to offset future Federal taxable income of the Practice and Parent indefinitely. The Company has net operating loss carryforwards for state income tax purposes of $175,187, of which $163,012 is attributable to the Practice and will begin to expire after 2040, and $12,175 is attributable to Parent and will begin to expire after 2041.

Pursuant to Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, and corresponding provisions of state law, if a corporation undergoes an "ownership change" (very generally defined as a greater than 50% change, by value, in the corporation's equity ownership by certain stockholders or groups of stockholders over a rolling three-year period), the corporation's ability to use its pre-ownership change NOLs to offset its post-ownership change income may be limited. In 2022 and 2023, we completed an ownership change analysis pursuant to IRC Section 382 of the Code for the period from September 10, 2018 through taxable year ended December 31, 2021 and from January 1, 2022 through taxable year ended December 31, 2023 in which we determined that the Company did not experience an ownership change. We do not anticipate a change in ownership during the year ended December 31, 2024. Additionally, we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. If it is determined that an ownership change has occurred as a result of the Business Combination or we undergo an ownership change in the future, we may be prevented from fully utilizing our NOLs existing at the time of the ownership change prior to their expiration.

The deferred tax asset associated with the Company's federal and state net operating losses are fully offset by a valuation allowance. Due to the existence of the valuation allowance, future changes in the Company's unrecognized tax benefits will not impact its effective tax rate. A summary of the changes in the amount of unrecognized tax benefits (excluding interest and penalties) for 2024 and 2023 is as follows:

(in thousands)	December 31, 2024	December 31, 2023
Beginning balance of unrecognized tax benefits	$ 99	$ 99
Additions based on tax positions related to the current year	—	—
Reductions based on tax positions of prior years	—	—
Reductions due to lapse of applicable statute of limitation	—	—
Settlements	—	—
Ending balance of unrecognized tax benefits	$ 99	$ 99

The Company does not anticipate a significant change in the amount of its unrecognized tax within the next 12 months. The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. Due to the Company's NOL position, no interest or penalties have been recognized with respect to unrecognized tax benefits, as such amounts are considered immaterial. The Company includes unrecognized tax benefits within other non-current liabilities on its consolidated balance sheet.

The Company is subject to taxation in the U.S., California, Arizona, Florida, Oregon, and Texas. As of December 31, 2024, the statute of limitations remains open for tax year 2020 through the current year.

Note 13. Stockholders' Equity

Common Stock

As of December 31, 2024 there were 77,470,886 shares issued and 75,737,112 shares outstanding of common stock. As of December 31, 2023, there were 75,879,025 shares issued and 74,145,251 shares outstanding of common stock.

Voting shares

The holders of the Company's common stock are entitled to one vote for each share of common stock held at all meetings of stockholders (and written actions in lieu of meetings), and there is no cumulative voting.

Dividends

Common stockholders are entitled to receive dividends whenever funds are legally available and when declared by the board of directors. No dividends have been declared as of December 31, 2024.

Preferred Stock

Upon the Closing Date of the Business Combination, pursuant to the terms of the Amended and Restated Certificate of Incorporation, the Company authorized 10,000,000 shares of Series A Common Equivalent Preferred Stock ("preferred stock") with a par value and liquidation preference of $0.0001 per share. The Company's board of directors has the authority, without further action by the stockholders to issue such shares of preferred stock in one or more series, to establish, from time to time the number of shares to be included in each such series, and to fix the dividend, voting, and other rights, preferences, and privileges of the shares. As of December 31, 2024 and 2023, there were 165,045 shares of preferred stock outstanding.

Conversion

Each share of preferred stock is convertible, at any time on the part of the holder except with respect to the Beneficial Ownership Limitation (defined below), into 100 shares of common stock.

Blocker/Beneficial Ownership Limitation

The preferred stock is subject to a beneficial ownership limitation such that the preferred stock may not, at any time, be convertible into more than 4.9% of the total number of shares of common stock outstanding ("Beneficial Ownership Limitation").

Voting

The holders of preferred stock do not have voting rights in the Company.

Dividends

The holders of preferred stock are entitled to receive dividends whenever funds are legally available and when declared by the board of directors on an as-converted basis. No dividends have been declared as of December 31, 2024.

Assumed Public Warrants and Private Placement Warrants

As a result of the Business Combination, holders of the public warrants and private placement warrants are entitled to acquire common stock of the Company. The warrants became exercisable 30 days from the completion of the Business Combination, on December 12, 2021, and will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation. As of December 31, 2024, there are 5,749,986 public warrants outstanding and 2,187,283 private placement warrants outstanding.

Each warrant entitles the holder to purchase one share of common stock for $11.50 per share. Private warrants held by the initial purchaser or certain permitted transferees may be exercised on a cashless basis.

If the reported last sale price of the common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders, the Company may redeem all the public warrants at a price of $0.01 per warrant upon not less than 30 days' prior written notice.

If the Company calls the public warrants for redemption, management will have the option to require all holders that wish to exercise the public warrants to do so on a cashless basis. The Company will not be required to net cash settle the warrants.

The private warrants are exercisable on a cashless basis and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the private warrants are held by someone other than the initial purchasers of their permitted transferees, the private warrants will be redeemable by the Company and exercisable by such holders on the same basis as the public warrants.

Share Repurchase Program

On June 14, 2023, the Company's Board approved a share repurchase program with authorization to purchase up to 5 million shares of the Company's stock. The Company repurchased 1,593,128 shares of its common stock for $894 through one or more securities broker-dealers, in open market purchases and negotiated market purchases.

On August 28, 2023, the Company's Board approved a share repurchase program with authorization to purchase up to 2 million shares of the Company's common stock. The Company repurchased 140,646 shares of its common stock for $125 through one or more securities broker-dealers, in open market purchases and negotiated market purchases.

The Company had no repurchases in 2024. The financial impact of the share buybacks, including the change in the number of outstanding shares and its effect on earnings per share (EPS), is disclosed in the earnings per share computation in accordance with ASC 260, Earnings Per Share.

Note 14. Share-Based Compensation

Non-Qualified Stock Option Plan

On January 2, 2019, the Company issued and adopted the 2019 Non-Qualified Stock Option Plan (the "2019 Plan") to incentivize directors, consultants, advisors, and other key employees of the Company and its subsidiaries to continue their association by providing opportunities to participate in the ownership and further growth of the Company. The 2019 Plan provides for the grant of options (the "Stock Options") to acquire shares of common stock of the Company. In conjunction with the Business Combination, the Company amended and fully restated the 2019 Plan through the establishment of the 2021 Incentive Plan ("2021 Plan").

Stock Options are exercised from the pool of shares designated by the appropriate Committee of the Board of Directors. The grant-date fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option-pricing model. The grant date fair value of the service vesting and the performance vesting options is recognized as an expense over the requisite service period or vesting period and upon the achievement of the performance condition deemed probable of being achieved, respectively. The exercise price of each Stock Option shall be determined by the Committee and may not be less than the fair market value of the common stock on the date of grant. Stock Options have 10-year terms, after which they expire and are no longer exercisable.

The total number of common shares for which Stock Options may be granted under the 2019 Plan shall not exceed 15,640,000.

Stock Options become vested upon fulfillment of either service vesting conditions, performance vesting conditions, or both, as determined by the award agreement entered into by the Company and optionee. The service vesting requirement states that: (i) 25% of the service vesting options shall vest on the first anniversary of the grant date and (ii) the remaining 75% shall vest on an equal monthly-basis, so long as the optionee has remained continuously employed by the Company from the date of the award through the fourth anniversary of the grant date. The performance vesting requirement states that Stock Options shall vest upon sale of the Company only if the optionee has been continuously employed by the Company or its subsidiaries from the grant date through the date of such sale of the Company. For the awards vesting based on service conditions only and that have a graded vesting schedule, the Company recognizes compensation expense for vested awards in earnings, net of actual forfeitures in the period they occur, on a straight-line basis over the requisite service period.

As of December 31, 2024, the total number of shares of common stock remaining available for future awards (e.g., non-qualified stock options, incentive stock options, restricted stock units, restricted stock awards) under the 2021 Plan is 6,590,321. There were 1,579,393 Stock Options granted for the twelve months ended December 31, 2024.

The weighted average assumptions used in the Black-Scholes-Merton option-pricing model for the stock options granted during the years ended December 31, 2024 and 2023 are provided in the following table:

	December 31, 2024	December 31, 2023
Valuation assumptions:		
Expected dividend yield	— %	— %
Expected volatility	80.20 %	56.2% to 64.0%
Risk-free interest rate	4.40 %	3.40% to 4.30%
Expected term (years)	6.25	6.25

The Company used the simplified method to calculate the expected term of stock option grants because sufficient historical exercise data was not available to provide a reasonable basis for the expected term. Under the simplified method, the expected term is estimated to be the mid-point between the vesting date and the contractual term of the option.

Stock option activity during the years ended December 31, 2024 and 2023 is as follows:

Stock options	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value (in thousands)
Balance at January 1, 2024	8,525,262	$ 1.74		
Granted	1,579,393	2.00		
Exercised	(87,350)	0.86		
Forfeited	(2,305,864)	2.23		
Expired	(222,582)	1.19		
Balance at December 31, 2024	7,488,859	$ 1.67	6.21	$ —
Vested Options Exercisable at December 31, 2024	5,709,755	$ 1.58	5.41	$ —

Stock options	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value (in thousands)
Balance at January 1, 2023	8,049,474	$ 2.14		
Granted	1,979,203	0.50		
Exercised	(138,315)	0.91		
Forfeited	(1,225,337)	2.36		
Expired	(139,763)	2.18		
Balance at December 31, 2023	8,525,262	$ 1.74	7.04	$ 8,220
Vested Options Exercisable at December 31, 2023	4,598,066	$ 1.60	6.05	$ 4,550

Total share-based compensation expense related to stock options during the years ended December 31, 2024 and 2023 was $6,682 and $10,342, respectively. The weighted average fair market value of the stock options granted during 2024 and 2023 was $0.59 and $0.50, respectively. The total intrinsic value of options exercised during 2024 and 2023, was $89 and $171, respectively.

At December 31, 2024, there was $867 of total unrecognized compensation cost related to unvested service Stock Options granted under the 2021 Plan that are expected to vest. That cost is expected to be recognized over a weighted average period of 2.81 years as of December 31, 2024. During the year ended December 31, 2024, the Company received $75 in cash and $1 in tax benefit from the stock options exercised. The total fair value of common shares vested during the years ended December 31, 2024 and 2023 was $430 and $3,942, respectively.

Restricted Stock Units ("RSUs")

The Company had 1,509,737 and 2,176,422 RSUs outstanding as of December 31, 2024 and 2023, respectively. The RSUs are service vesting and are valued based on the fair value of the Company's common stock at the date of grant. The weighted-average grant date fair values of the RSUs granted during the year ended December 31, 2024 and 2023 were determined to be $0.50 and $0.83, respectively, based on the fair value of the Company's common shares at the grant date.

A summary of the activity for the RSUs for the years ended December 31, 2024 and 2023, respectively, are shown in the following tables:

	Year Ended December 31,			
	2024		**2023**	
	Number of Shares	**Weighted Average Grant Date Fair Value**	**Number of Shares**	**Weighted Average Grant Date Fair Value**
Unvested at beginning of year	2,176,422 $	3.50	2,106,540 $	7.25
Granted	1,759,983	0.50	2,332,757	0.83
Vested	(1,504,511)	3.22	(1,501,805)	3.04
Forfeited	(922,157)	2.43	(761,070)	4.23
Unvested at end of year	1,509,737 $	0.94	2,176,422 $	3.50

The total share-based compensation expense related to RSUs during the year ended December 31, 2024 was $4,161. The total share-based compensation expense related to RSUs during the year ended December 31, 2023 was $5,959.

As of December 31, 2024, there was $1,418 of unrecognized compensation expense related to the RSUs that are expected to vest. That cost is expected to be recognized over a weighted average period of 2.21 years as of December 31, 2024.

RSUs granted to Medical Employees and Nonemployees

In 2022, the Company entered into arrangements with certain medical directors and supervisors of advanced practice providers employed by or engaged as independent contractors of TOI to issue RSUs of the Company ("Medical RSUs"). Vesting on each annual Medical RSU award is dependent on the participant performing a specified minimum number of service hours during the calendar year ("one-Year Term") and further contingent upon the participant's continued service to, or employment by, the Company through the grant date. The Company's regular grant date for these Medical RSU awards is in the first quarter of the calendar year following the one-year Term. During the twelve months ended December 31, 2024 and 2023, 387,797 and 824,288 Medical RSU awards were granted, respectively.

The number of Medical RSUs granted to each such participant is determined by dividing a fixed monetary value by the trailing five-day closing price per share of the Common Stock preceding the grant date. Due to the calculation, some Medical RSU awards are liability-classified whereas other Medical RSU awards have a fixed number of shares and are equity-classified. There were no unvested equity-classified Medical RSU awards outstanding as of December 31, 2024 and 2023.

A summary of the activity for the equity-classified Medical RSUs for the year ended December 31, 2024 is shown in the following table:

	Number of Shares
Balance at January 1, 2023	147,470
Granted	824,288
Vested	(971,758)
Balance at December 31, 2023	—
Granted	387,797
Vested	(387,797)
Balance at December 31, 2024	—

Total compensation costs for Medical RSUs were $237 and $872 for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, all Medical RSUs have vested.

Earnout Shares granted to Employees

In connection with the Business Combination in 2019, the Company issued Employee Earnout Shares. Employee Earnout Shares vest upon the Company's common stock achieving the price per share as provided for in the agreement, so long as the optionee has remained continuously employed by the Company at that date and may be subject to other vesting requirements. Earnout shares were forfeited in November 2024 due to failure to meet earnout targets of TOI's stock price.

A summary of the activity for the Employees Earnout Shares for the years ended December 31, 2024 and 2023 is shown in the following tables:

	Year Ended December 31,	
	2024	**2023**
Outstanding at beginning of year	1,401,064	1,417,632
Granted	—	—
Forfeited	(1,401,064)	(16,568)
Outstanding at end of year	—	1,401,064

The total share-based compensation expense related to the Employees Earnout Shares during the years ended December 31, 2024 and 2024 was $72 and $375, respectively.

As of December 31, 2024, there was no unrecognized compensation expense related to the Employees Earnout Shares, that are expected to vest.

Note 15. Commitments and Contingencies

The Company evaluates contingencies based upon available evidence. In addition, allowances for losses are provided each year for disputed items which have continuing significance. The Company believes that allowances for losses have been provided to the extent necessary, and that its assessment of contingencies is reasonable. Due to the inherent uncertainties and subjectivity involved in accounting for contingencies, there is at least a reasonable possibility that recorded estimates will change by a material amount in the near term. To the extent that the resolution of contingencies results in amounts which vary from management's estimates, future operating results will be charged or credited. The principal commitments and contingencies are described below.

Legal Matters

The Company is subject to certain outside claims and litigation arising in the ordinary course of business. In the opinion of Management, the outcome of such matters will not have a material effect on the Company's consolidated financial statements. Loss contingencies entail uncertainty and a possibility of loss to an entity. If the loss is probable and the amount of loss can be reasonably estimated, the loss should be accrued according to Accounting Standards Codification No. 450-20, *Disclosure of Certain Loss Contingencies*.

The Company's Articles of Incorporation and bylaws require it, among other things, to indemnify the director or officer against specified expenses and liabilities, such as attorneys' fees, judgments, fines, and settlements, paid by the individual in connection with any action, suit, or proceeding arising out of the individual's status or service as its director or officer, other than liabilities arising from willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest, and to advance expenses incurred by the individual in connection with any proceeding against the individual with respect to which the individual may be entitled to indemnification by the Company. The Company also indemnifies its lessor in connection with its facility lease for certain claims arising from the use of the facilities. These indemnities do not provide for any limitation of the maximum potential future payments it could be obligated to make. Historically, the Company has not incurred any payments for these obligations and, therefore, no liabilities have been recorded for these indemnities in the accompanying consolidated balance sheets.

The Health Insurance Portability and Accountability Act

The Health Insurance Portability and Accountability Act ("HIPAA") assures health insurance portability, reduces healthcare fraud and abuse, guarantees security and privacy of health information, and enforces standards for health information. Organizations are required to be in compliance with HIPAA provisions. The Health Information Technology for Economic and Clinical Health Act ("HITECH") imposes notification requirements in the event of certain security breaches

relating to protected health information. Organizations are subject to significant fines and penalties if found not to be compliant with the provisions outlined in the regulations. The Company believes it is in compliance with these laws.

Regulatory Matters

Laws and regulations governing the Medicare program and healthcare generally, are complex and subject to interpretation. The Company believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing. While no regulatory inquiries have been made, compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties, and exclusion from the Medicare and Medi-Cal programs.

Many of the Company's payor and provider contracts are complex in nature and may be subject to differing interpretations regarding amounts due for the provision of medical services. Such differing interpretations may not come to light until a substantial period of time has passed following contract implementation. Liabilities for claims disputes are recorded when the loss is probable and can be estimated. Any adjustments to reserves are reflected in current operations. The Company does not have any reserves for regulatory matters as of December 31, 2024 and 2023.

Liability Insurance

The Company believes that its insurance coverage is appropriate based upon the Company's claims experience and the nature and risks of the Company's business. In addition to the known incidents that have resulted in the assertion of claims, the Company cannot be certain that its insurance coverage will be adequate to cover liabilities, arising out of claims asserted against the Company or the Company's affiliated professional organizations, in the future where the outcomes of such claims are unfavorable.

The Company believes that the ultimate resolution of all pending claims, including liabilities in excess of the Company's insurance coverage, will not have a material adverse effect on the Company's financial position, results of operations or cash flows; however, there can be no assurance that future claims will not have such a material adverse effect on the Company's business. Contracted physicians are required to obtain their own insurance coverage.

Guarantees

The Company, along with certain of the Company's subsidiaries from time to time party to the Facility Agreement ("Guarantors"), has pledged a first priority perfected lien on substantially all of their respective personal and real property, as collateral security for the payment of outstanding obligations, under the Facility Agreement.

Note 16. Business Combinations

During the year ended December 31, 2023, the Company closed on two business combinations and no asset acquisitions. There were no business combinations or asset acquisitions during the year ended December 31, 2024.

Practice Acquisitions

For the acquisition of various clinical practices, the Company applied the acquisition method of accounting, where the total purchase price was allocated, or preliminarily allocated, to the tangible and intangible assets acquired and liabilities assumed, based on their fair values as of the acquisition dates.

Southland Practice Acquisition

On June 5, 2023 ("Southland Acquisition Date"), the Company acquired certain non-clinical assets of Covina Cancer Care Medical Center Inc. d/b/a Southland Radiation Oncology Network from Arvind Lapsiwala, M.D. ("Dr. Arvind"). Intangible assets of $2,844 were recognized pursuant to the acquisition in the form of payor contracts and non-compete agreements with a weighted average amortization period of 18 and 5 years, respectively. The Company transferred purchase considerations that consisted of $4,300 in cash paid upon closing and contingent consideration of $2,072. The deferred contingent cash consideration represents a fixed amount that is contingent upon the non-cancellation of the Transition Services Agreement by the seller. The fair value of the deferred cash consideration liability was determined to be $1,813 at the acquisition date.

The Southland Practice Acquisition was determined to constitute a business combination in accordance with ASC 805. The deferred cash consideration liability will be remeasured at each reporting period until the contingent milestone is achieved or the liability is settled. Any changes in the fair value of the deferred cash consideration liability will be provisionally recognized in the Consolidated Statements of Operations. The Company recognized $131 and $36 for the periods ended December 31, 2023 and 2024, respectively, in the Consolidated Statements of Operations for the change in fair value for the deferred cash consideration liability. The fair value of the deferred cash consideration liability was $1,944 at December 31,

2023. The Company paid $2 million in June 2024 in regard to the deferred cash consideration liability. The remaining deferred cash consideration was paid in July 2024.

Bolsa Pharmacy Acquisition

On November 28, 2023 ("Bolsa Acquisition Date"), the Company acquired certain clinical and non-clinical assets of Bolsa Medical Pharmacy. Intangible assets of $113 were recognized pursuant to the acquisition in the form of clinical contracts and licenses with a weighted average amortization period of 10 and 2 years, respectively. The Company transferred purchase consideration of $157 in cash paid upon closing.

The Bolsa Practice Acquisition was determined to constitute a business combination in accordance with ASC 805.

Summary of Consideration Transferred

Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and represents the estimated future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Such assets include synergies the Company expects to achieve, such as the use of the Company's existing infrastructure to support the added membership, and future economic benefits arising from the assembled workforce. The purchase consideration for the acquisitions has been allocated under the acquisition method of accounting to the estimated fair market value of the net assets acquired including a residual amount to goodwill, which is expected to be deductible for tax purposes, as noted in the fair value table below.

Acquisition costs amounted to $0 and $114 for the years ended December 31, 2024 and 2023 respectively, and were recorded as "General and administrative expenses" in the accompanying Consolidated Statements of Operations.

The following table summarizes the fair values assigned to identifiable assets acquired and liabilities assumed.

(in thousands)		Southland		Bolsa		Total
Consideration:						
Cash	$	4,300	$	157	$	4,457
Deferred		1,813		—		1,813
Fair value of total consideration transferred	$	6,113	$	157	$	6,270
Estimated fair value of identifiable assets acquired and liabilities assumed:						
Inventory	$	—	$	32	$	32
Property and equipment, net		590		12		602
Operating right of use assets		4,246		44		4,290
Clinical contracts and noncompetes		2,844		113		2,957
Goodwill		2,679		—		2,679
Total assets acquired		10,359		201		10,560
Current portion of operating lease liabilities		378		27		405
Operating lease liabilities		3,868		17		3,885
Total liabilities assumed		4,246		44		4,290
Net assets acquired	$	6,113	$	157	$	6,270

The establishment of the allocation to goodwill requires the extensive use of accounting estimates and management judgement. The fair values assigned to the assets acquired are based on estimates and assumptions from data that is readily available.

The Company recognized $2,921 cumulative revenue and $1,723 cumulative net income in its Consolidated Statement of Operations for the December 31, 2023, from the clinical practices acquired during the year ended December 31, 2023.

Note 17. Variable Interest Entities

The Company prepares its consolidated financial statements in accordance with Accounting Standards Codification Topic No. 810, *Consolidations* ("ASC 810"), which provides for the consolidation of VIEs of which an entity is the primary beneficiary.

Pursuant to the MSAs established with the TOI PCs, TOI Management is entitled to receive a management fee, which represents a variable interest in and the right to receive the benefits of the TOI PCs. Through the terms of the MSAs, TOI Management receives the right to direct the most significant activities of the TOI PCs. Therefore, the TOI PCs are variable interest entities and TOI Management is the primary beneficiary that consolidates the TOI PCs, and their subsidiaries.

The consolidated financial statements include the accounts of TOI and its subsidiaries and VIEs. All inter-company profits, transactions, and balances have been eliminated upon consolidation.

(in thousands)		**December 31, 2024**		**December 31, 2023**
Assets				
Current assets:				
Cash	$	2,354	$	2,282
Accounts receivable, net		48,298		45,175
Other receivables		129		129
Inventories		10,039		13,646
Prepaid expenses and other current assets		1,591		1,136
Total current assets		62,411		62,368
Property and equipment, net		64		105
Other assets		553		525
Intangible assets, net		5,097		5,628
Goodwill		2,679		2,679
Total assets	$	70,804	$	71,305
Liabilities				
Current liabilities:				
Accounts payable	$	21,507	$	12,729
Income taxes payable		—		—
Accrued expenses and other current liabilities		13,912		8,413
Amounts due to affiliates		238,577		189,048
Total current liabilities		273,996		210,190
Other non-current liabilities		5		211
Deferred income taxes liability		—		21
Total liabilities	$	274,001	$	210,422

Single physician holders, who are officers of the Company, retain equity ownership in TOI CA, TOI FL, TOI OR, and TOI TX, which represents nominal noncontrolling interests. However, the noncontrolling interests do not participate in the profit or loss of TOI CA, TOI FL, TOI OR or TOI TX.

Note 18. Goodwill and Intangible Assets

The Company accounts for goodwill at acquisition-date fair value, net of impairments recognized and other intangible assets at acquisition-date fair value less accumulated amortization. See Note 2 for a summary of the Company's policies relating to goodwill and intangible assets, as well as a discussion of the goodwill impairment charges recorded for the years ended December 31, 2024 and 2023.

Intangible Assets

As of December 31, 2024, the Company's intangible assets, net consists of the following:

(in thousands)	Weighted average amortization period	Gross carrying amount		Accumulated amortization		Net carrying amount	
Intangible assets							
Amortizing intangible assets:							
Payor contracts	13 years	$	22,191	$	(12,054)	$	10,137
Trade names	10 years		6,650		(3,247)		3,403
Clinical contracts and noncompetes	8 years		3,191		(1,921)		1,270
Total intangible assets		$	32,032	$	(17,222)	$	14,810

As of December 31, 2023, the Company's intangible assets, net consists of the following:

(in thousands)	Weighted average amortization period	Gross carrying amount		Accumulated amortization		Net carrying amount	
Intangible assets							
Amortizing intangible assets:							
Payor contracts	13 years	$	22,191	$	(10,014)	$	12,177
Trade names	10 years		6,650		(2,594)		4,056
Clinical contracts and noncompetes	8 years		3,191		(1,520)		1,671
Total intangible assets		$	32,032	$	(14,128)	$	17,904

The estimated aggregate amortization expense for each of the five succeeding fiscal years as of December 31, 2024 is as follows:

(in thousands)		Amount
Year ending December 31:		
2025	$	3,091
2026		3,060
2027		2,933
2028		2,828
2029		463
Thereafter		2,435
Total	$	14,810

The aggregate amortization expense during the year ended December 31, 2024 and 2023 were $3,094 and $3,009, respectively.

Goodwill

The Company evaluates goodwill at the reporting unit level, which, for the Company, is at the level of the reportable segments of patient services, dispensary, and clinical trials & other. The goodwill allocated to each of the reporting units as of December 31, 2024 and December 31, 2023 is as follows:

(in thousands)	December 31, 2024	December 31, 2023
Patient services	$ 2,679	$ 2,679
Dispensary	4,551	4,551
Clinical trials & other	—	—
Total goodwill	$ 7,230	$ 7,230

The changes in the carrying amounts of goodwill for the years ended December 31, 2024 and December 31, 2023 are as follows:

(in thousands)	December 31, 2024	December 31, 2023
Balance as of January 1:	$ 7,230	$ 21,418
Goodwill acquired	—	2,679
Goodwill impairment charges (see Note 2)	—	(16,867)
The end of the period	$ 7,230	$ 7,230

The accumulated goodwill impairment for patient services was $26,179 as of December 31, 2024, and 2023. The accumulated goodwill impairment was $9,944 as of January 1, 2023. The accumulated goodwill impairment for clinical trials & others was $632 as of December 31, 2024 and 2023. The accumulated goodwill impairment as of January 1, 2023, was $0. There was no accumulated goodwill impairment for dispensary as of December 31, 2024, December 31, 2023, and January 1, 2023.

Note 19. Net Loss Per Share

The following table sets forth the computation of the Company's basic and diluted net loss per share to common stockholders for the years ended December 31, 2024 and 2023.

(in thousands, except share data)	Year Ended December 31, 2024	2023
Net loss attributable to TOI	$ (64,663)	$ (83,068)
Net loss attributable to TOI available for distribution	(64,663)	(83,068)
Net loss attributable to participating securities, basic and diluted	(11,658)	(15,191)
Net loss attributable to common stockholders, basic and diluted	$ (53,005)	$ (67,877)
Weighted average common shares outstanding, basic and diluted	75,043,678	73,748,660
Net loss per share attributable to common stockholders, basic and diluted	$ (0.71)	$ (0.92)

The following potentially dilutive outstanding securities were excluded from the computation of diluted net loss per share because their effect would have been anti-dilutive for the periods presented:

	Year Ended December 31, 2024	2023
Convertible note	12,839,967	12,839,967
Stock options	7,488,859	8,525,262
RSUs	1,509,737	2,176,422
Earnout Shares	—	1,401,064
Public Warrants	5,749,986	5,749,986
Private Warrants	2,187,283	3,177,542

Note 20. Segment Information

The Company operates its business and reports its results through three operating and reportable segments: dispensary, patient services, and clinical trials & other in accordance with ASC 280. See Note 2 for a summary of the Company's policy on segment information.

Summarized financial information for the Company's segments is shown in the following tables:

(in thousands)	Year Ended December 31,	
	2024	**2023**
Revenue		
Patient services	$ 204,883	$ 213,504
Dispensary	179,916	103,835
Clinical trials & other	8,613	6,900
Consolidated revenue	393,412	324,239
Direct costs		
Intravenous (IV) drug costs	118,893	121,670
Clinician salaries and benefits	59,340	52,588
Medical supplies and other	8,646	6,758
Total patient services (A)	186,880	181,017
Dispensary (B)	151,231	83,071
Clinical trials & other (C)	1,304	578
Total segment direct costs	339,415	264,666
Depreciation expense		
Patient services	2,267	2,156
Dispensary	124	106
Clinical trials & other	2	1
Total segment depreciation expense	2,392	2,263
Amortization of intangible assets		
Patient services	2,874	2,799
Clinical trials & other	220	210
Total segment amortization	3,094	3,009
Operating income		
Patient services	12,862	27,532
Dispensary	28,561	20,658
Clinical trials & other	7,087	6,111
Total segment operating income	48,511	54,301
Goodwill impairment charges		
Patient services	—	16,235
Clinical trials & other	—	632
Total impairment charges	—	16,867
Other items not allocated to segments:		
Selling, general and administrative expense	107,828	113,851
Non-segment depreciation and amortization	801	601
Total consolidated operating loss	(60,118)	(77,018)
Interest expense, net	7,496	6,777
Change in fair value of derivative warrant liabilities	(619)	286

(in thousands)	Year Ended December 31,	
	2024	**2023**
Change in fair value of earnout liabilities	—	(803)
Change in fair value of conversion option derivative liabilities	(2,697)	(878)
Other, net	365	704
Total other non-operating loss expense	4,545	6,086
Consolidated loss before provision for income taxes	$ (64,663)	$ (83,104)

(in thousands)	**December 31, 2024**	**December 31, 2023**
Assets		
Capitated accounts receivable	$ 3,695	$ 1,757
FFS accounts receivable	26,532	30,173
IV drug inventory	6,556	10,038
Other assets	31,667	31,583
Patient services	68,450	73,551
Oral drug accounts receivable	6,371	2,914
Oral drug inventory	3,483	3,640
Other assets	4,574	1,824
Dispensary	14,428	8,378
Clinical trials & other	7,974	8,878
Non-segment assets	81,865	118,433
Total assets	$ 172,717	$ 209,240

The Company's chief operating decision maker (CODM) is the Chief Executive Officer. The CODM uses segment operating income to allocate resources (including employees, property, and financial or capital resources) for each segment predominantly in the annual budget and forecasting process. The CODM considers budget-to-actual variances on a monthly basis when making decisions about allocating capital and personnel to the segments. The CODM also uses segment operating income for evaluating drug pricing to assess each segment's performance by comparing the results and return on assets of each segment with one another and in the compensation of specific employees.

(A) Direct costs - patient services primarily includes chemotherapy drug costs, clinician salaries and benefits, and medical supplies. Clinicians include oncologists, advanced practice providers such as physician assistants and nurse practitioners, and registered nurses employed by the TOI PCs. These costs are regularly provided to the CODM to evaluate IV drug costs and clinician performance.

(B) Direct costs - dispensary primarily includes the cost of oral medications dispensed in the TOI PCs' clinic locations. The CODM regularly reviews these costs evaluate drug margins, compression, and to evaluate suppliers.

(C) Direct costs - clinical trials & other primarily includes costs related to clinical trial contracts and medical supplies.

Note 21. Related Party Transactions

Related party transactions include payments for consulting services provided by the Company's board of directors and key shareholders to the Company, clinical trials, board fees, and share repurchases. Related party payments for the years ended December 31, 2024 and 2023 were as follows:

| | | Year Ended December 31, | |
	Type	2024	2023
(in thousands)			
American Institute of Research	Consulting	$ —	$ 38
Karen M Johnson	Board Fees	77	63
Richard Barasch	Board Fees	5	—
Anne M. McGeorge	Board Fees	75	70
Mohit Kaushal	Board Fees	77	71
Ravi Sarin	Board Fees	—	63
Maeve O'Meara Duke	Board Fees	76	63
M33 Growth LLC (Gabe Ling)	Board Fees	78	63
Mark L. Pacala	Board Fees	76	69
Richy Agajanian MD	Clinical Trials	—	17
Brad Hively	Board Fees/Other	85	46
Total		$ 549	$ 563

There are no outstanding related party balances at December 31, 2024 and December 31, 2023.

Note 22. Subsequent Events

On February 25, 2025, the Company, the other loan parties party thereto, the lenders party thereto and Deerfield Partners, L.P. (the "Agent"), entered into that certain Limited Consent and Amendment No. 1 to Facility Agreement (the "Consent and Amendment"), which amends the Company's existing Facility Agreement (see Note 11), dated as of August 9, 2022, by and among the Company, the other loan parties party thereto from time to time, the lenders party thereto from time to time, and the Agent (as amended, the "Facility Agreement").

The Consent and Amendment, among other things, provides for (i) lenders' consents to the waiver of certain restrictions imposed by the Facility Agreement regarding the issuance and sale of the Company's equity and equity-linked securities, (ii) the removal of the financial covenant that required the Company to hold at least $40,000,000 of cash or cash equivalents in accounts that are subject to control agreements in favor of the Agent, and (iii) amendment and restatement of the Company's financial reporting covenant under the Facility Agreement in its entirety. In connection with the Consent and Amendment, the Company made a partial prepayment of the senior secured convertible notes issued pursuant to the Facility Agreement in an aggregate principal amount of approximately $20,000,000 together with accrued and unpaid interest thereon.

Additionally, on March 24, 2025, the Company, entered into a securities purchase agreement (the "Securities Purchase Agreement") with accredited investors for a private placement that resulted in gross proceeds of approximately $16.5 million, before deducting placement agent fees and offering expenses (the "Private Placement"). The Private Placement includes participation from existing investors, as well as members of the Company's management team and Board of Directors. Pursuant to the terms of the Securities Purchase Agreement, the Company will issue to purchasers in the Private Placement units consisting of two shares of common stock (or pre-funded warrants in lieu thereof) and common warrants to purchase one share of common stock (or pre-funded warrants) of the Company at a price of $2.2084 per unit (or $2.2082 in the case of units consisting of prefunded warrants). The pre-funded warrants will have an exercise price of $0.0001 per share until exercised in full, and the common warrants will have an exercise price of $1.1980 per share.

In connection with the Private Placement, investment funds affiliated with Deerfield Management Company, L.P. ("Deerfield"), an existing investor in the Company, has entered into an exchange agreement pursuant to which Deerfield has agreed to exchange approximately $4.1 million aggregate principal amount of the Company's senior secured convertible notes held by Deerfield in exchange for 37,232.83 shares of common-equivalent preferred stock (convertible into 3,723,283 shares of Common Stock) and warrants to purchase 1,861,642 shares of common stock at the same prices being paid by the investors in the Private Placement.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to ensure that the information relating to our Company, including our consolidated subsidiaries, that are required to be disclosed in our Securities and Exchange Commission ("SEC") reports, is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow for timely decisions regarding required disclosure. We conducted an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024. Based on this evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.

Management's Annual Report on Internal Controls Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Management has evaluated the effectiveness of our internal controls over financial reporting based on criteria established in *Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission*. As a result of this assessment, management has concluded that, as of December 31, 2024, our internal controls over financial reporting was effective.

Attestation Report of the Independent Registered Public Accounting Firm

As an emerging growth company, we are not required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm in this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations on Effectiveness of Disclosure Controls and Procedures

In designing and evaluating our disclosure controls and procedures, management, including the Chief Executive Officer and Chief Financial Officer, recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information

During the twelve months ended December 31, 2024, no director or officer adopted or terminated:

(i) Any contract, instruction or written plan for the purchase or sale of securities of the Company intended to satisfy the affirmative defense conditions of Rule 10b5-1(c); and

(ii) Any "non-Rule 10b5-1 trading arrangement" as defined in paragraph (c) of item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdiction that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item is incorporated herein by reference to the proxy statement for the annual meeting of our stockholders (the "Proxy Statement"), to be filed with the SEC no later than 120 days after the end of our fiscal year ended December 31, 2024.

The Company has adopted an Insider Trading Compliance Policy governing the purchase, sale and/or other dispositions of our securities by directors, officers, employees and other covered persons that is reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of this policy is filed with this Annual Report on Form 10-K as Exhibit 19.

Item 11. Executive Compensation

The information required by this Item is incorporated herein by reference to the Proxy Statement, to be filed with the SEC no later than 120 days after the end of our fiscal year ended December 31, 2024.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated herein by reference to the Proxy Statement, to be filed with the SEC no later than 120 days after the end of our fiscal year ended December 31, 2024.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated herein by reference to the Proxy Statement, to be filed with the SEC no later than 120 days after the end of our fiscal year ended December 31, 2024.

Item 14. Principal Accounting Fees and Services

The information required by this Item is incorporated herein by reference to the Proxy Statement, to be filed with the SEC no later than 120 days after the end of our fiscal year ended December 31, 2024.

PART IV

Item 15. Exhibits and Financial Statement Schedules

The following documents are filed as part of this Report:

(1) *Financial Statements:* All financial statement schedules are filed as part of this report under Item 8 - Financial Statements and Supplementary Data. See Index to Consolidated Financial Statements on Page 68 of this Annual Report.

(2) *Financial Statement Schedules:* No financial statement schedules are included in this Annual Report as such schedules are not required or the information that would be included in such schedules is not material or is otherwise furnished.

(3) *Exhibits:* See Index to Exhibits below.

Exhibit Number	Description	Incorporated by Reference				Filed or Furnished Herewith
		Form	File Number	Exhibit	Filing Date	
2.1	Agreement and Plan of Merger, dated as of June 28, 2021, by and among DFP Healthcare Acquisitions Corp., Orion Merger Sub I, Inc., Orion Merger Sub II, LLC and TOI Parent, Inc.	S-4/A	333-258152	2.1	October 20, 2021	
3.1	Amended and Restated Certificate of Incorporation of The Oncology Institute, Inc.	8-K	001-39248	3.1	November 18, 2021	
3.2	Amended and Restated Bylaws of The Oncology Institute, Inc.	8-K	001-39248	3.2	November 18, 2021	
3.3	Certificate of Designation of Series A Common Stock Equivalent Convertible Preferred Stock	8-K/A	001-39248	3.3	November 22, 2021	
4.1	Warrant Agreement, dated March 10, 2020, by and between DFP and Continental Stock Transfer & Trust Company, as warrant agent	8-K	001-39248	4.1	March 13, 2020	
4.2	Specimen Preferred Stock Certificate of The Oncology Institute, Inc.	8-K/A	001-39248	4.2	November 22, 2021	
4.3	Form of Secured Convertible Note	8-K	001-39248	4.1	August 10, 2022	
4.4	Form of Warrant	8-K	001-39248	4.2	August 10, 2022	
4.5	Description of Registered Securities of The Oncology Institute, Inc.	10-K	001-39248	4.5	March 28, 2024	
10.1	Form of Subscription Agreement by and between DFP Healthcare Acquisitions Corp. and the subscribers party thereto	S-4/A	333-258152	10.1	October 1, 2021	
10.2	Form of Deerfield Subscription Agreement by and between DFP Healthcare Acquisitions Corp. and the subscribers party thereto	S-4/A	333-258152	10.2	October 1, 2021	
10.3	Amended and Restated Registration Rights agreement by and among DFP Healthcare Acquisitions Corp., DFP Sponsor LLC and certain other parties thereto	8-K/A	001-39248	10.1	November 22, 2021	
10.4*	The Oncology Institute, Inc. 2021 Incentive Award Plan	8-K/A	001-39248	10.2	November 22, 2021	
10.5*	The Oncology Institute, Inc. Employee Stock Purchase Plan	8-K/A	001-39248	10.3	November 22, 2021	
10.6	Form of Indemnification Agreement	8-K/A	001-39248	10.5	November 22, 2021	
10.7	Amended and Restated Management Services Agreement, dated January 12, 2021, by and between TOI Management, LLC and The Oncology Institute CA, as amended	8-K/A	001-39248	10.6	November 22, 2021	

		Incorporated by Reference				Filed or Furnished Herewith
Exhibit Number	Description	Form	File Number	Exhibit	Filing Date	
10.8*	TOI Parent, Inc. 2019 Non-Qualified Stock Option Plan	8-K/A	001-39248	10.7	November 22, 2021	
10.9*	Transition Agreement, dated June 11, 2023, by and between Brad Hively, TOI Management, LLC and The Oncology Institute, Inc.	8-K/A	001-39248	10.1	June 14, 2023	
10.10*	Form of Restricted Stock Unit Agreement	8-K	001-39248	10.1	March 7, 2022	
10.11*	Form of Option Agreement	8-K	001-39248	10.2	March 7, 2022	
10.12	Facility Agreement, dated as of August 9, 2022, by and among the Company and Deerfield Partners L.P.	8-K	001-39248	10.1	August 10, 2022	
10.13	Registration Rights Agreement, dated as of August 9, 2022, by and among The Oncology Institute, Inc. and Deerfield Partners L.P.	8-K	001-39248	10.2	August 10, 2022	
10.14	Registration Rights Consent, Amendment, and Waiver, dated as of August 9, 2022, by and among Deerfield Private Design Fund IV, L.P., Deerfield Partners, L.P., M33 Growth I L.P., TOI M, LLC, and Oncology Care Partners, LLC	8-K	001-39248	10.3	August 10, 2022	
10.15*	Employment Agreement, dated February 18, 2020, between TOI Management, LLC and Daniel Virnich	8-K/A	001-39248	10.3	June 14, 2023	
10.16*	Amendment No. 1 to Employment Agreement dated February 18, 2020 between TOI Management LLC and Daniel Virnich dated May 4, 2023	10-Q	001-39248	10.1	May 10, 2023	
10.17*	Employment agreement, effective as of September 30, 2024, by and between the Company and Robert Carter	10-Q	001-39248	10.1	November 13, 2024	
10.18*	Employment Agreement, effective as of September 5, 2023, by and between the Company and Jeremy Castle	10-Q	001-39248	10.1	November 8, 2023	
10.19	Insider Trading Compliance Policy					X
21.1	Subsidiaries of the Registrant	S-1	333-261740	21.1	December 17, 2021	
23.1	Consent of BDO USA, P.C., Independent Registered Public Accounting Firm.					X
31.1	Certification Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934 of the Principal Executive Officer.					X
31.2	Certification Pursuant to Rule 13a-14(a) under Securities Exchange Act of 1934 of the Principal Financial Officer.					X
32.1	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer.					X
32.2	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Financial Officer					X
97.1	The Oncology Institute, Inc. Policy for Recovery of Erroneously Awarded Compensation					X

		Incorporated by Reference				Filed or Furnished Herewith
Exhibit Number	Description	Form	File Number	Exhibit	Filing Date	
101	Interactive Data File — the following financial statements from The Oncology Institute's Annual Report on Form 10-K formatted in inline XBRL (Extensible Business Reporting Language) includes: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Convertible Preferred Stock and Changes in Stockholders' Equity), (iv) the Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements.					
101.INS	XBRL Instance Document					
101.SCH	XBRL Taxonomy Extension Schema Document					
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document					
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document					
101.LAB	XBRL Taxonomy Extension Label Linkbase Document					
104	Cover Page Interactive Data File - (formatted as Inline XBRL and contained in Exhibit 101)					

* Management contract or compensatory plan or arrangement

† Furnished herewith. The certifications attached as Exhibit 32.1 that accompanies this Annual Report on Form 10-K is deemed furnished and not filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of The Oncology Institute, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

— Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

Item 16. Form 10-K Summary

None

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned hereunto duly authorized, on this the 25th day of March, 2025.

THE ONCOLOGY INSTITUTE, INC.

By: /s/ Robert Carter
_____
Robert Carter
Chief Financial Officer
(Duly Authorized Officer)

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of The Oncology Institute, Inc., hereby severally constitute and appoint Daniel Virnich and Robert Carter, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date
/s/ Daniel Virnich		
Daniel Virnich	Chief Executive Officer and Director (Principal Executive Officer)	March 25, 2025
/s/ Robert Carter		
Robert Carter	Chief Financial Officer (Principal Financial and Accounting Officer)	March 25, 2025
/s/ Richard Barasch		
Richard Barasch	Director	March 25, 2025
/s/ Karen Johnson		
Karen Johnson	Director	March 25, 2025
/s/ Mohit Kaushal		
Mohit Kaushal	Director	March 25, 2025
/s/ Gabriel Ling		
Gabriel Ling	Director	March 25, 2025
/s/ Anne McGeorge		
Anne McGeorge	Director	March 25, 2025
/s/ Mark Pacala		
Mark Pacala	Director	March 25, 2025

Signature	Title	Date
/s/ Brad Hively		
Brad Hively	Director	March 25, 2025